2020 Notice of Annual and Special Meeting of Shareholders Kinross Gold Corporation

2020 Management Information Circular

All figures are in U.S. dollars unless otherwise stated. All figures with an * are non-GAAP measures and are not defined under IFRS. Refer to "Reconciliation of non-GAAP financial measures" section in the company's MD&A as at
December 31, 2019.

KINROSS GOLD CORPORATION
NOTICE OF 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

2020 Annual and Special Meeting Information

May 6, 2020	10:00 am (Toronto time)	Virtual-only meeting via live audio webcast online at http://www.virtualshareholdermeeting.com/KGC2020

Dear Kinross Shareholders,

We invite you to attend Kinross' 2020 annual and special meeting of shareholders (meeting). At the meeting, shareholders will:

•
Receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2019 and the report of the auditors
•
Elect directors
•
Appoint the auditors
•
Approve, by way of special resolution, a reduction to the stated capital of the company
•
Consider and pass an advisory resolution on Kinross' approach to executive compensation; and
•
Consider any other business that may properly come before the meeting

This notice is accompanied by the 2020 management information circular (circular) for the meeting which provides additional information relating to the above items for consideration at the meeting and forms part of this notice of meeting. The board of directors has approved the contents of the circular and the distribution of the circular to shareholders.

Accessing the Virtual-only Meeting

The meeting will be a virtual-only meeting via live audio webcast available online at www.virtualshareholdermeeting.com/KGC2020. You will be able to access the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins.

Detailed information on how shareholders can attend, participate in and vote at the meeting is available on pages 13 to 20 of the circular.

Only registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the meeting, all in real time.

Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder may still attend the meeting and ask questions. Guests will be able to listen to the meeting.

It is important to note that shareholders will not be able to attend this year's meeting in person. Those accessing the virtual meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may call the technical support line at 1-800-586-1548 (toll-free) or 303-562-9288 (toll) or visit the website www.virtualshareholdermeeting.com for additional information.

Why a Virtual-only Meeting?

There is ongoing uncertainty surrounding the public health impact of the coronavirus (COVID-19). Kinross has determined that holding the meeting virtually via a live audio webcast is a proactive and prudent step to ensure the health and safety of our shareholders and employees and the communities in which we live. It also affords all of our shareholders an even greater ability to participate in the meeting equally, regardless of their geographic location and share ownership.

If you are attending the meeting online you can vote at the meeting. Regardless, we encourage you to vote by proxy. Our goal is to secure as large a representation as possible of shareholders at the meeting. You may vote by proxy in any of the following ways noted below. You will need the control number contained in the form of proxy or voting instruction form in order to vote.

Your vote is important to us. Holders of common shares at the close of business on March 11, 2020 are eligible to vote at the meeting. For more information on voting your shares and the proxy process, see How to Vote on pages 14 to 20 in the circular.

By order of the board of directors

Kathleen M. Grandy
Corporate Secretary
March 11, 2020, Toronto, Canada

If you have any questions relating to the meeting, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com .

Catherine McLeod-Seltzer

Letter to Shareholders

Dear Shareholders,

For the past eight years, reliable, consistent performance has been a defining characteristic of Kinross – in safety, operating performance, balance sheet management, project execution, environmental stewardship, and community relations.

On behalf of the board, I am pleased to provide an overview of Kinross' performance in 2019, as well as brief reviews of the company's shareholder engagement activities, Environment, Social and Governance (ESG) performance, and leadership structure changes.

Strong 2019 Performance

The board has identified five key strategic areas as a framework for our annual evaluation of management performance, namely: Corporate Responsibility; Operational and Financial Performance; Balance Sheet; Shareholder Returns; and Building for the Future. Overall, 2019 was a year of strong performance in all five areas.

Corporate Responsibility: Kinross' dedicated focus on corporate responsibility continued to yield strong on-the-ground results in 2019, including best-in-class safety performance, with a Total Reportable Injury Frequency Rate comparable with rates in non-industrial sectors, and meeting or exceeding all environmental targets.

ESG is a key Kinross priority, and I have provided more detail on the company's overall approach to managing this part of the business below.

Operational and Financial Performance: Kinross' portfolio delivered strong results and cash flow in 2019, with gold production of 2.5 million Au eq. oz. at a production cost of sales of $706 per Au eq. oz., both in line with annual guidance. This past year marked the eighth consecutive year that Kinross has met or outperformed guidance.

The company's three largest mines – Paracatu, Kupol, and Tasiast – all outperformed, with Paracatu and Tasiast setting new annual production records. Together, the three mines accounted for 61% of total production and were the lowest cost operations in the portfolio. The significantly improved performance at Paracatu is largely the result of asset optimization and continuous improvement initiatives, while Tasiast's strong production was mainly due to continued outperformance resulting from the Phase One expansion.

Balance Sheet: The company generated robust cash flow and maintained a strong balance sheet in 2019, while also funding a major phase of development. Margins* increased by 28% over 2018, outpacing a 10% increase in the average gold price, and adjusted operating cash flow* increased 37% to $1.2 billion. Total liquidity also increased to more than $2 billion.

Margins* increased by 28% over 2018, outpacing a 10% increase in the average gold price.

The company successfully completed a $300 million asset-recourse project financing agreement for Tasiast with the IFC (a member of the World Bank Group) and other international bankers, confirming their support for Tasiast and confidence in Mauritania's foreign investment climate.

As part of the company's portfolio optimization, Kinross divested non-core assets and further strengthened its cash position with the sale of its Lundin Gold shares for $113 million, and the sale of its royalty portfolio for total consideration of $74 million.

Shareholder Returns: With strong results throughout 2019, and in a stronger gold price environment, Kinross posted total shareholder returns (TSR) of 46% as of year-end 2019.

Kinross posted total shareholder returns (TSR) of 46% as of year-end 2019.

Building for the Future: Kinross made significant progress in 2019 strengthening the portfolio and future production profile, and continued with its prudent approach to M&A.

Based on the success of the Phase One expansion at Tasiast, the company made the decision to move forward with the capital-efficient 24k expansion, providing a clear path to further unlock the significant value of this asset. In Russia, Kinross acquired Chulbatkan, adding a high-quality, relatively high-grade asset with significant upside potential to the company's pipeline of prospective projects.

4	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

The Phase W project at Round Mountain and Vantage Complex project at Bald Mountain were both handed over to operations, while the Gilmore project at Fort Knox advanced on time and on budget. The company also advanced the La Coipa feasibility study and early in 2020 announced plans to proceed with this restart project, which offers attractive economics and the benefit of existing infrastructure in a familiar jurisdiction and operating environment.

Continued success in brownfields exploration added another year of mine life at Kupol and Chirano, while orebody optimization at Paracatu made a significant addition to mineral reserve estimates, more than replacing depletion despite an accelerated mining rate at the operation in 2019.

Overall, the board was pleased with the company's strong performance in 2019, which we believe has set the stage for success in the coming years. I encourage you to read the letter from the Chair of the board's human resource and compensation committee (HRCC) on page 55 of this management information circular, which provides an overview of key executive compensation decisions based on 2019 performance.

Proactive Shareholder Engagement

Kinross' commitment to constructive and meaningful communications with shareholders is enshrined in its Shareholder Engagement Policy, which was first implemented in 2011.

Kinross contacted the company's 30 largest shareholders, representing more than 50% of issued and outstanding shares, to offer meetings on these issues.

The company has been proactive in initiating dialogue with shareholders around issues of interest beyond operating and financial performance. Kinross' annual outreach with shareholders, which began in 2014, focused primarily on governance and executive compensation. More recently, a discussion of ESG was added to the agenda.

In 2019, Kinross contacted the company's 30 largest shareholders, representing more than 50% of issued and outstanding shares, to offer meetings on these issues. These exchanges, along with informal conversations during the year, have informed key decisions regarding executive compensation, as explained more fully in the HRCC Chair letter.

Responsible ESG Management

Kinross' commitment to best-in-class performance in ESG is grounded in the company's core values and realized through a comprehensive framework of policies, standards, practices, and monitoring systems to measure performance on the ground. This results-based focus has helped produce a history of industry-leading safety performance, strong environmental compliance, cooperative and mutually beneficial relationships with the communities where the company operates, and continuous improvement in corporate governance.

Key environmental priorities for Kinross include responsibly managing its water use, carbon footprint, and tailings facilities.

Kinross has the lowest greenhouse gas emission intensities among its peers.

The company has maintained a high standard of water management, taking actions to reduce overall water use intensity and recycling the majority of water it uses through water conservation measures across its operations. The company also monitors climate change and climate-related risk factors and is focused on reducing its energy usage and carbon footprint. For example, it has the lowest greenhouse gas emission intensities among its peers and invested in renewable energy sources at Paracatu.

Kinross takes a best practice approach to tailings management. In addition to rigorous in-house monitoring and review protocols, all of the company's active and inactive tailings facilities are regularly reviewed by a third-party panel of three geotechnical experts who report to Kinross' board.

Studies of the host communities near Tasiast in Mauritania and Paracatu in Brazil have shown significant reductions in poverty levels.

Engagement and transparency are key to the company's community relations approach, including managing issues when they arise. All sites have active programs for regular community consultation as part of their Site Responsibility Plan, the comprehensive Kinross management system for community relations. In 2019, Kinross recorded approximately 90,000 stakeholder interactions in the company's operating communities.

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	5

One of Kinross' core ESG goals is to make long-lasting positive contributions to host communities, and the company is pioneering methods to measure the social outcomes of its operations. Studies of the host communities near Tasiast in Mauritania and Paracatu in Brazil have shown significant reductions in poverty levels and improved quality of life and well-being indicators.

Kinross is dedicated to high standards of corporate governance and accountability. All directors are independent except for the CEO, and all board committees are composed of 100% independent directors. Since 2012, the board has been overseeing a deliberate and gradual succession program, bringing in six new directors and increasing gender diversity to 33% under the board diversity policy. Kinross ranked among the top gold mining companies surveyed in The Globe and Mail's annual corporate governance survey and the Clarkson Centre for Business Ethics in 2019.

The company also has a well-defined process to ensure that ESG metrics are thoroughly reviewed before publication. The audit and risk committee (ARC), which has the overall responsibility for the identification and oversight of business risks, continually assesses materiality and disclosure requirements with respect to ESG. The company recognizes the dynamic and evolving nature of materiality in the context of ESG and that materiality assessments are strongly linked to other facets of operations. We also appreciate that materiality is driven by stakeholder perception of ESG issues affecting the company.

The board, with inputs from its various committees, will continue to provide stewardship on ESG matters to ensure it continues to align with governance best practices.

Optimized Leadership Structure

In 2019, CEO Paul Rollinson introduced a new senior leadership structure based on a streamlined senior leadership team (SLT). Geoff Gold remains in the role he held prior to the changes, and the company appointed

Andrea Freeborough as Chief Financial Officer, and expanded responsibilities for Paul Tomory, Chief Technical Officer, which testify to the company's focus on internal development and succession planning.

Kinross' new leadership structure is more cost-effective, leverages the company's bench strength, and supports more timely and holistic decision-making.

Supporting this streamlined SLT is a leadership advisory team, made up of seasoned leaders from key functions plus the Senior Vice-Presidents from the company's three operating regions. This new leadership structure is more cost-effective, leverages the company's bench strength, supports increased diversity and more timely and holistic decision-making.

The board has confidence in the Kinross leadership team to continue delivering on the strategy of operational excellence, financial strength, disciplined development, and responsible mining, which we believe remains the best way to deliver long-term value for shareholders.

This year, as you would have seen in the Notice of Meeting, the board and management have made the decision to hold a virtual Annual and Special Meeting of Shareholders. Kinross believes this is a prudent approach that prioritizes the health and safety of our shareholders and employees given the global COVID-19 pandemic, while still providing the same level of disclosure, transparency and participation as our previous meetings.

We encourage you to read this management information circular and to exercise your right to vote on the items for consideration at our Annual and Special Meeting of Shareholders. You may vote in advance of the meeting, during the virtual meeting, or by proxy, using the methods described in the circular.

On behalf of the board, thank you for your continued support and engagement.

Catherine McLeod-Seltzer
Chair of the board

6	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

EXECUTIVE SUMMARY

2019 Performance Highlights

2019 was a strong year for Kinross. We delivered on our commitments and, for the eighth consecutive year met our guidance for production and cost. Our largest mines exceeded expectations for operational excellence. We made important progress in advancing our portfolio of growth projects.

•
Produced 2.5 million Au eq. oz. in line with guidance*

•
Increased adjusted operating cash flow* by 37% year- over-year to over $1.2 billion

•
Maintained strong financial position with a 65% increase in cash and cash equivalents of $575 million year-over-year and increased liquidity to over $2 billion

•
More than tripled adjusted net earnings* to $423 million or $0.34 per share
•
Successfully added reserves at Chirano and at Kupol, extended mine life by one year to 2022 and 2024, respectively. Added 828 Au oz. of reserves to offset depletion at Paracatu

•
Completed the acquisition of high-quality Chulbatkan project, commenced production at Nevada projects, Fort Knox Gilmore proceeding well, and proceeding with La Coipa Restart project

2020 EXECUTIVE SUMMARY KINROSS GOLD	7

2019 Environmental, Social, and Governance Highlights

Mining responsibly is integral to our business strategy. This requires operating in accordance with the highest standards of ethical conduct, and responsibly managing our impacts while leveraging opportunities from our activities to generate sustainable long-term value in host communities.

•
Kinross became the first mining company to receive the Trout Unlimited Corporate Conservation Award for its commitment to corporate responsibility and conservation

•
Chirano received the award for Best Company in Environmental Protection Campaign in Ghana for its significant efforts towards protecting and preserving the local ecosystem
•
Our Russian operations received top ranking from World Wildlife Fund Russia for its Environmental Transparency Ranking of Russian mining and metals companies

•
Published Kinross' Best Practice Approach to Tailings Management report in keeping with our commitment to transparency and due to rising stakeholder interest

•
Recognized as a Greater Toronto Top Employer for the second consecutive year

•
Carried out over 90,000 stakeholder interactions across our operations

•
Recognized for outstanding safety performance at Fort Knox (National Mining Association's Sentinels of Safety Award in the large metals category) and at Round Mountain and Bald Mountain mines by the Nevada Mining Association
•
Strengthened our global procurement program by launching a renewed Supplier Standards of Conduct

•
Our Chirano mine was recognized at the 2019 Sustainability and Social Investment Awards, receiving three awards as the top company in skill development projects, stakeholder engagement and supporting local content

8	2020 EXECUTIVE SUMMARY KINROSS GOLD

EXECUTIVE SUMMARY

2019 Environmental, Social, and Governance Highlights

Kinross is committed to the highest standards of corporate governance and accountability. We actively monitor developments in best practices and applicable laws to ensure that the company meets that commitment.

•
All directors were independent except for the Chief Executive Officer

•
Met 11 times, with the board meeting independent of management at all meetings

•
Our board refresh program over the years has lowered the average director tenure to 6.9 years from 9.4
•
Among the top ranked gold industry companies in the Board Shareholder Confidence Index of the Clarkson Centre for Business Ethics and Board Effectiveness

•
Continued our board refresh program and enabled effective succession for key roles/skills and successful knowledge transfer

2020 EXECUTIVE SUMMARY KINROSS GOLD	9

2019 Corporate Governance at a Glance

Board Composition		page #

Size of board(1)	9
Independent directors	8
Average age of board	60
Average tenure of board (number of years)	6.94
Separate Chair/CEO	yes	126
Number of women	3	130
Number of men	6	130

Committee Independence		page #

Audit and risk	100%
Human resource and compensation	100%
Corporate governance and nominating	100%
Corporate responsibility and technical	100%

Requirements & Assessments		page #

Term limit for directors(2)	✓	134
Director stock ownership requirements	✓	42
Annual review of director independence	✓	140
Annual board and committee evaluations	✓	129
Annual director evaluations	✓	129

Voting		page #

Annual director elections	✓
Majority voting for directors	✓	22
Annual vote on executive compensation	✓	60

Policies & Charters		page #

Code of business conduct and ethics	✓	127
Diversity policy for directors	✓	130
Corporate governance guidelines	✓
Shareholder Engagement Policy	✓
Charters for board committees	✓
Overboarding policy	✓
Interlocking policy	✓
Retirement policy for directors(3)	✓	134

Professional Development		page #

Board orientation programs	✓	132
Director education programs	✓	132

    Available on kinross.com

1.	The size of the board will increase to 10 at the meeting and will revert to nine during 2020 upon Mr. Brough's retirement.
2.	Unless otherwise determined by the board, no person shall be appointed or elected as a director after that person has reached 73 years of age.
3.
In December 2014, the board adopted the director service limits policy that limits the term for directors to 10 years, subject to the mandatory retirement date of age 73. The 10 year term limit commences from the later of the date the term policy became effective or the date on which a director is first appointed or elected to the board, with the possibility of one 5 year extension, for a total term not exceeding 15 years, if such director has strong performance reviews and is re-elected to the board.

10	2020 EXECUTIVE SUMMARY KINROSS GOLD

EXECUTIVE SUMMARY

Board Nominees Overview

As Kinross shareholders you are being asked to cast your vote for ten directors. The following table provides an overview of the 2020 nominees. Detailed biographical information can be found on pages 28 to 40.

2020 EXECUTIVE SUMMARY KINROSS GOLD	11

2019 Compensation Highlights

You are being asked to vote in favour of an advisory resolution regarding Kinross' approach to executive compensation. A summary of our approach and philosophy is outlined below. We encourage you to read about Kinross' executive compensation program on pages 55 to 123 in this document.

•
CEO individual short-term incentive rating of 105%, an improvement compared with the CEO rating in 2018, based on the year-over-year improvement in company performance

•
Despite the strong year, total CEO compensation remains below 2017 and 2013 levels, and has remained largely flat over the past seven years since Paul Rollinson was appointed CEO

•
Total SLT compensation reduced by 17% (in CAD) in 2019 compared with 2018, and 24% compared with 2017. Total NEO compensation reduced by 19% in 2019 compared with 2013
•
The CEO is required to hold a minimum of five times annual salary in shares and share units. The CEO's share ownership currently represents 15 times his salary

•
Equity makes up 50% or more of direct compensation for the senior leadership team, and 55% of that equity is in the form of performance share units, which vest only when specific performance targets are achieved

•
Key changes: Increased weighting on RPSUs to 55% of total equity granted and removed options; moved to three-year measures in RPSU plan; added a cash flow metric to the short-term incentive plan

12	2020 EXECUTIVE SUMMARY KINROSS GOLD

VOTING

DELIVERY OF PROXY MATERIALS

Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the 2020 annual meeting of its shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2019 annual report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Shareholders have received a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provided instructions on how to access and review an electronic copy of the circular or how to request a paper copy. The notice also provided instructions on voting at the meeting. To receive a paper copy of the circular or the 2019 annual report, please follow the instructions in the notice.

All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Broadridge toll-free at 1-855-887-2244.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials for all registered and non-registered shareholders.

GENERAL INFORMATION

This document is the management information circular made available to shareholders in advance of the meeting as set out in the notice.

This circular provides additional information with respect to the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 11, 2020 and, unless otherwise stated, the information in this circular is as of March 11, 2020.

Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as CAD$.

All references to financial results are based on the Kinross' audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.

INFORMATION ABOUT VOTING

WHO CAN VOTE

Holders of common shares of Kinross (common shares or shares) at the close of business on March 11, 2020 (the record date), or their duly appointed representatives are eligible to vote.

Shares outstanding

As of March 11, 2020, there were 1,257,205,961 common shares outstanding, each carrying the right to one vote per common share.

To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross, carrying 10% or more of the voting rights attached to any class of voting securities, with the exception of: (i) 154,325,057 common shares held within mutual funds and other client accounts managed by Van Eck Associates Corporation which has filed a Schedule 13G on EDGAR showing its beneficial ownership of Kinross shares at 12.31% of the outstanding shares as at December 31, 2019; and (ii) 127,979,275 common shares held within mutual funds and other client accounts managed by Blackrock, Inc. which has filed a Schedule 13G on EDGAR showing its beneficial ownership of Kinross shares at 10.20% of the outstanding shares as at March 9, 2020.

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	13

VOTING

HOW TO VOTE

The voting process is different depending on whether you are a registered or non-registered (beneficial) shareholder.

You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross' transfer agent in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each an intermediary).

You are a non-registered (beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Kinross' transfer agent in your intermediary's name, and you are the beneficial owner. Most shareholders are non-registered shareholders.

Why is this year's meeting virtual-only?

This year's meeting will be held virtually via a live online audio webcast, largely due to the ongoing uncertainty surrounding the public health impact of the coronavirus (COVID-19). This measure is a proactive and prudent step to ensure the health and safety of our shareholders and employees and the communities in which we live. Shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com or as described under the headings "Voting for Registered Shareholders" and "Voting for Non-Registered (Beneficial) Shareholders".

As described in more detail below, registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the meeting, all in real time. Non-registered shareholders who do not appoint themselves as proxyholder may still access the meeting and will be able to ask questions, but they will not be able to vote at the meeting (unless the proxy deadline is waived). Guests will be able to listen to the meeting and ask questions in the question and answer session following the meeting.

It is important to note that you will not be able to attend this year's meeting in person. If you are participating in the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting.

How do I access and vote at the meeting?

You will be able to participate in the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins and meeting the minimum system requirements. If you have any doubt, you can check your system's compatibility by visiting www.talkpoint.com/test.

The steps that you need to follow to access the meeting will depend on whether you are a registered shareholder, a non-registered shareholder, a proxyholder or a guest. You must follow the applicable instructions below carefully.

Registered Shareholders

If you are a registered shareholder, Broadridge Investor Communications Corporation ("Broadridge") will have sent you a form of proxy. This document will be required in order for you to complete the instructions below, but do not complete the form of proxy or return it to Broadridge since you will be accessing and voting at the meeting during the live webcast.

Registered Shareholders can access and vote at the meeting during the live webcast as follows:

  1.
  Log into www.virtualshareholdermeeting.com/KGC2020 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

  2.
  Enter your 16-digit control number into the Shareholder Login section (your control number is located on your form of proxy) and click on "Enter Here".

  3.
  Follow the instructions to access the meeting and vote when prompted.

Even if you currently plan to participate in the virtual meeting, you should consider voting your shares by proxy in advance so that your vote will be counted if you later decide not to attend the meeting or in the event that you are unable to access the meeting for any reason. If you access and vote on any matter at the meeting during the live webcast, then you will revoke any previously submitted proxy.

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VOTING

Non-Registered Shareholders

Non-registered shareholders wishing to access and vote at the meeting during the live webcast as follows:

  1.
  Appoint yourself as proxyholder as described below under the heading "Voting by Non-registered (beneficial) shareholders", including by providing an "Appointee Name" and designating an 8-character "Appointee Identification Number". Please note that these steps must be completed prior to the proxy deadline (defined below) or you will not be able to vote your common shares at the meeting during the live webcast.

  2.
  Follow the instructions below for Proxyholders to log in and vote at the meeting.

In the event that the proxy deadline is waived by Kinross prior to the meeting, all non-registered shareholders will be able to access and vote at the meeting in the same manner as for registered shareholders described above except that your 16-digit control number will be located on your voting information form or form of proxy. In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf and you choose to access and vote on any matter at the meeting during the live webcast then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting and you will be able ask questions. You should not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline to ensure your vote is counted at the meeting.

A non-registered shareholder wishing to access the meeting without voting during the live webcast – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can access the meeting in the same manner as for registered shareholders described above using the 16-digit control number located on your voting information form or form of proxy. You will be able to ask questions if you access the meeting in this manner.

Proxyholders

If you have been appointed as proxyholder for a registered or non-registered shareholder (or you are a non-registered shareholder who has appointed themselves as proxyholder), you can access and vote at the meeting during the live webcast as follows:

  1.
  Log into www.virtualshareholdermeeting.com/KGC2020 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

  2.
  Enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on "Enter Here". If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to access the meeting or vote their common shares on their behalf during the live webcast.

    If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting.

  3.
  Follow the instructions to access the meeting and vote when prompted.

All shareholders must provide the Appointee Information to their appointed proxyholder exactly as they provided it to Broadridge online at www.proxyvote.com or on their voting information form or form of proxy in order for their proxyholder to access and vote their shares at the meeting during the live webcast. Proxyholders who have forgotten or misplaced the applicable Appointee Information should contact the shareholder who appointed them as quickly as possible. If that shareholder has forgotten or misplaced the applicable Appointee Information, they should follow the steps described under the heading "How do I access and vote at the meeting – Non-registered shareholders" as quickly as possible.

Guests

If you wish to access the meeting as a guest, you can log into the meeting as set out below. Note that guests will be able to listen to the meeting and ask questions in the question and answer session following the meeting but will not be able to vote. Please read and follow the instructions below carefully.

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VOTING
  1.
  Log into www.virtualshareholdermeeting.com/KGC2020 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

  2.
  Complete the GUEST LOGIN section and Click on "Enter Here".

Asking questions at the meeting

Kinross believes that the ability to participate in the meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year's meeting virtually. Registered shareholders, proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) and non-registered shareholders accessing the meeting will have an opportunity to ask questions at the meeting in writing by sending a message to the chair of the meeting online through the virtual meeting platform. It is anticipated that shareholders will have substantially the same opportunity to ask questions on matters of business before the meeting as in past years when the annual shareholders meeting was held in person.

Difficulties in accessing the meeting

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may call Broadridge's technical support line at 1-800-586-1548 (toll-free) or 303-562-9288 (toll), or visit the website www.virtualshareholdermeeting.com for additional information.

If you are accessing the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the meeting and vote during the live webcast, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the meeting.

VOTING BY PROXY OR IN ADVANCE

Providing voting instructions online at www.proxyvote.com or by telephone or signing and returning the form of proxy or voting information form sent to you along with the notice, in each case in accordance with the instructions provided below and on your form of proxy or voting information form, authorizes Catherine McLeod-Seltzer or Kathleen M. Grandy (the named proxyholders) to vote your shares at the meeting in accordance with your instructions.

A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may do so by following the instructions provided below and on your form of proxy or voting information form very carefully.

Voting by non-registered (beneficial) shareholders

If you are a non-registered shareholder, your intermediary would have sent you a voting instruction form or proxy form with the notice. This form will include instructions on how to provide voting instructions to your intermediary or to appoint yourself or another person to access and vote at the meeting on your behalf during the live webcast.

Providing voting instructions

You may provide your voting instructions by following the instructions on the voting instruction form or form of proxy provided to you by your intermediary. You are encouraged to do so online at www.proxyvote.com or by telephone if your intermediary provides you with this option. You may also mark your voting instructions on the voting instruction form or form of proxy provided to you by your intermediary, sign it, and return it as instructed and within the timelines provided by your intermediary.

Kinross may utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Kinross shares over the telephone. Alternatively, Kingsdale Advisors may contact such beneficial shareholders to offer assistance with conveniently voting their shares through the Broadridge QuickVote™ service. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions with respect to the shares to be represented at the meeting. If you have any questions relating to the meeting or how to vote, please contact Kingsdale Advisors by telephone at

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VOTING

1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

Appointing yourself (or another person) to vote at the meeting

If you are a Canadian resident and wish to access and vote at the meeting during the live webcast or to appoint another person (other than the named proxyholders) to do so:

•
You are encouraged to make this appointment online at www.proxyvote.com using the instructions provided on your voting instruction form or form of proxy, if your intermediary provides you with this option.

•
Alternatively, you may do so by inserting your name (or the name of such other person) in the space provided for the proxyholder appointment in the voting instruction form or form of proxy, and return it as instructed by your intermediary. Do not complete the voting section of the voting information form or form of proxy, since you or your designate will vote at the meeting during the live webcast.

If you are a U.S. resident and wish to vote at the meeting during the live webcast or to appoint another person (other than the named proxyholders) to do so:

•
You must follow your intermediary's instructions to obtain a legal proxy; you are encouraged to do so online through the internet if your intermediary provides this option or you may also do so by marking the appropriate box on the other side of the voting instruction form or form of proxy, and a legal proxy will be issued and mailed to you.

•
The legal proxy will grant you or your designate the right to attend the meeting and vote, subject to any rules described in the proxy statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy in accordance with the proxy deadline and any instructions or disclosures noted in the proxy statement. You or your designate must access the virtual meeting for your vote to be counted.

•
You must allow sufficient time to the company or Broadridge for the mailing and return of the legal proxy by the proxy deadline. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you must take additional steps in order for the proxy to be fully effective. You must deposit the legal proxy with the company or Broadridge in advance of the proxy deadline. Further, if a legal proxy is issued, all other voting instructions given on your voting instruction form or form of proxy will not be effective.

•
If you have any questions, please contact the person who services your account. Please make the arrangements as quickly as possible in the event of any mail or other service disruptions that could affect your ability to receive or send the necessary documentation on a timely basis.

Since the meeting will take place virtually, the process for any non-registered shareholder to appoint themselves or another person (other than the named proxyholders) to access and vote at the meeting during the live webcast is different than it would be for an in person meeting. In addition to the steps above, you must follow the additional instructions on your voting instruction form or form of proxy very carefully, including:

•
inserting an "Appointee Name" and designating an 8-character "Appointee Identification Number" online at www.proxyvote.com or in the spaces provided on your form of proxy or voting information form; and

•
if you have appointed someone other than yourself to access and vote at the meeting on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting.

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will reduce the risk of any mail disruptions in the current environment and will allow you to share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information as required when completing your appointment online or on your voting information form or form of proxy or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the meeting on your behalf, neither you nor that other person, as applicable, will not be able to access the meeting and vote.

Your intermediary must receive your voting instructions or your appointment in sufficient time for your intermediary to act on them. You are encouraged to provide your voting instructions or appointment online at www.proxyvote.com in accordance

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VOTING

with the instructions on your voting instruction form or form of proxy by no later than 10:00 a.m. (Toronto time) on May 4, 2020 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting (the proxy deadline). If you prefer, you may also complete and return your voting information form or form of proxy to Broadridge at: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9, in which case Broadridge must receive your completed voting information form or form of proxy prior to the proxy deadline.

Voting by registered shareholders

If you are a registered shareholder, a form of proxy would have been sent to you along with the notice to enable you to appoint a proxyholder (including the named proxyholders) to vote on your behalf at the meeting during the live webcast.

If you do not intend to access and vote at the meeting during the live webcast:

•
you are encouraged to provide your voting instructions to the named proxyholders by internet at www.proxyvote.com or by telephone, or by returning the form of proxy to Broadridge, in each case in accordance with the instructions appearing on the form of proxy, or

•
you may also appoint another person (called a proxyholder, who does not need to be one of the named proxyholders or a shareholder) to attend the meeting and vote your shares for you during the live webcast in the manner described below under the heading "Appointing a proxyholder"; registered shareholders are reminded that this other person needs the exact Appointee Information you designated when appointing them online or in your form of proxy in order for them to access the meeting and vote on your behalf during the live webcast.

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the form of proxy as this will reduce the risk of any mail disruptions in the current environment. These instructions must be provided by no later than 10:00 a.m. (Toronto time) on May 4, 2020 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. If you prefer, you may also complete and return your form of proxy to Broadridge at: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9, in which case Broadridge must receive your completed form of proxy prior to the proxy deadline.

Providing your voting instructions to the named proxyholder or appointing another person as your proxy will ensure your vote is counted at the meeting even if you later decide not to attend the meeting or are unable to access the meeting in the event of technical difficulties. If you access and vote on any matter at the meeting during the live webcast, any proxy you have previously submitted will be revoked.

Appointing a Proxyholder

Since the meeting will take place virtually, the process for appointing another person as your proxyholder (other than the named proxyholders) to access the meeting and vote on your behalf is different than it would be for an in-person meeting. You must therefore follow the instructions on your form of proxy very carefully, including:

•
inserting an "Appointee Name" and designating an 8-character "Appointee Identification Number" (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting information form; and

•
informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to access the meeting and vote on your behalf.

You are encouraged to appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the form of proxy as this will reduce the risk of any mail disruptions in the current environment and will allow you share the Appointee Information you have created with your appointed proxyholder more easily. You may also complete and return your form of proxy by following the instructions on your form of proxy.

Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your appointment online or on your form of proxy or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to access the meeting and vote on your behalf.

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CHANGING YOUR VOTE

Non-registered (beneficial) shareholders

You can revoke your prior voting instructions or appointment by providing new instructions or Appointment Information at a later time online at www.proxyvote.com, by telephone or on a voting instruction form or form of proxy with a later date, in each case in accordance with the instructions on your voting instruction form or form of proxy, provided that your new instructions or appointment are received by your intermediary in sufficient time for your intermediary to act on them. In order to be effective, your new voting instructions or appointment must be received by Broadridge before 10:00 a.m. (Toronto time) on May 4, 2020, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Instructions received after such deadline but before the meeting may only be effective to revoke any prior instructions or appointment. Otherwise, contact your intermediary if you want to revoke your prior voting instructions or appointment.

If you are eligible to access and vote at the meeting during the live webcast and you have previously provided voting instructions or appointed another person to vote on your behalf you may access the meeting and revoke your prior instructions or appointments, but you will not be able to vote on any matter at the meeting during the live webcast unless the proxy deadline has been waived. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting and you will be able ask questions

Kinross reserves the right to accept late proxies, voting instructions and appointments and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy, voting instructions or appointments.

Registered shareholders

You may revoke any prior proxy by providing new voting instructions or Appointment Information at www.proxyvote.com at a later time or a new form of proxy with a later date. However, for your new voting instructions or appointment to be effective they must be received by Broadridge no later than 10:00 a.m. (Toronto time) on May 4, 2020, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622, Attention: Corporate Secretary) or at the offices of Broadridge at 2601, 14th Avenue, Markham ON L3R 0H9 Attn: Proxy Department at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

In addition, your proxy may be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by you or by your attorney who has your written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Proxies, however submitted, received after the proxy deadline but before the meeting may only be effective to revoke any previously submitted proxy. If you access the meeting and vote on any matter during the live webcast any previously submitted proxy will be revoked.

Kinross reserves the right to accept late proxies and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy.

HOW YOUR SHARES WILL BE VOTED

If you appoint the named proxyholders as your proxyholders, the common shares for which you have given the proxy voting instructions will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for.

In the absence of instructions from you, such common shares will be voted:

•
for the election as directors of Kinross, the proposed nominees set forth in this circular

•
for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration

•
for the reduction to the stated capital of the company

•
for the advisory resolution on the company's approach to executive compensation

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The form of proxy gives discretionary authority to the persons named in it as proxies to vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

ABOUT PROXY SOLICITATION

Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.

In addition, Kinross has retained Kingsdale Advisors to provide the following services in connection with the meeting:

•
reviewing and analyzing the circular,

•
recommending corporate governance best practices where applicable,

•
liaising with proxy advisory firms,

•
developing and implementing shareholder communication and engagement strategies,

•
advising with respect to the meeting and proxies,

•
reporting on and reviewing the tabulation of proxies, and

•
soliciting proxies including contacting shareholders by telephone.

The cost of these services is approximately $44,100 plus reimbursement of disbursements. Costs associated with the solicitation will be borne by the company.

REQUIRED QUORUM FOR THE MEETING

A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding common shares having voting rights at the meeting.

No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

QUESTIONS

If you have questions, you may contact the company's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors.

North America (toll-free phone): 1-866-851-3217
outside North America: (416) 867-2272
fax: (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleadvisors.com

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BUSINESS OF THE MEETING

Your vote is important to us. Our goal is to secure the largest possible representation of Kinross shareholders at our 2020 Annual and Special Meeting of Shareholders. Kinross shareholders are encouraged to vote in favour of the items detailed in this section of the circular.

BUSINESS OF THE MEETING

BUSINESS OF THE MEETING

ITEMS OF BUSINESS

As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider the following five matters and vote on them as required:

1.    Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2019 and the report of the auditors on the financial statements will be received.

2.    Election of directors

The company's board of directors (the board) currently comprises nine directors. With the proposed election of Mr. Glenn Ives to the board, the size of the board will be increased to ten directors at the meeting. Mr. Brough intends to retire by the end of 2020 upon successful transition of his audit and risk committee chair duties to Mr. Ives, and the size of the board will revert to nine directors upon his retirement. Shareholders will be asked to elect ten directors at the meeting, subject to Kinross' majority voting policy outlined below. All directors so elected, with the exception of Mr. Brough as noted above, will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of each of the nominees whose names are set forth starting on page 28, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of any director.

Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Majority voting policy

In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2020. The Corporate Governance Guidelines are available for review on the company's website at www.kinross.com. The policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender his or her resignation for consideration by the corporate governance and nominating committee (CGNC). The CGNC (excluding those who received a majority withheld vote in the election) will review the matter and make a recommendation to the board whether to accept the director's resignation. Board members who received a majority "for" vote shall consider the recommendation (if there are fewer than three such directors, the board will consider the appropriate actions to be taken), and the resignation will be effective when accepted by the board. The board will accept the resignation absent exceptional circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the CGNC or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicable shareholders' meeting and shall promptly issue a news release with the board's decision and provide a copy to each of the TSX and NYSE. If the board determines not to accept a resignation, the news release shall fully state the reasons for that decision.

Other details respecting the nominees for election as directors are set out under "About the nominated directors" starting on page 28.

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3.    Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP (KPMG) of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board. This resolution must be approved by a majority of the votes cast by shareholders present at the meeting in person or by proxy.

For the fiscal years ended December 31, 2019 and December 31, 2018, KPMG and its affiliates were paid the following fees by Kinross:

	2019 CAD$(1)	% of Total Fees(2)	2018 CAD$(1)	% of Total Fees(2)
Audit Fees:

Kinross – general	4,402,000	95	4,304,000	95

Kinross – securities matters	21,000	1	18,000	0

Total Audit Fees	4,423,000	96	4,322,000	95

Audit-Related Fees:

Translation services	125,000	3	135,000	3

Other	63,000	1	25,000	1

Total Audit-Related Fees	188,000	4	160,000	4

Tax Fees:

Compliance	–	0	5,000	0

Planning and advice	13,000	0	22,000	1

Total Tax Fees	13,000	0	27,000	1

All Other Fees:	6,000	0	5,000	0

Total Fees	4,630,000	100	4,514,000	100

1.
All amounts are rounded to the nearest $1,000.

2.
All percentages are rounded to the nearest whole percent.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

4.    Reduction of Stated Capital

At the meeting, shareholders will be asked to consider, and if thought fit, pass a special resolution, with or without variation, authorizing the reduction of the stated capital account of the company's common shares, as contemplated under section 34(1) of the Ontario Business Corporations Act (OBCA) to approximately $4,500,000,000 (the "Stated Capital Reduction Resolution"). If approved, the Stated Capital Reduction Resolution is expected to be effective immediately.

To become effective, the Stated Capital Reduction Resolution must be passed, with or without amendment, by the shareholders, voting together, representing in the aggregate, not less than 66 2/3% of the votes cast by all shareholders present at the meeting in person or by proxy, or any adjournment thereof. Notwithstanding such approval, the board will be authorized, without further approval of the shareholders, to revoke the Stated Capital Reduction Resolution at any time before it becomes effective in accordance with the provisions of the OBCA.

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Background and reasons for the reduction of stated capital

Under the OBCA, a company is prohibited from taking certain actions, including declaring or paying dividends on its shares or repurchasing its shares if, among other things, there are reasonable grounds for believing that the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares. The stated capital account is comprised of the aggregate amount of the consideration for which all of the issued shares of that class have historically been issued.

Because of the high value of our stated capital, Kinross is not currently permitted to declare or pay a dividend on its common shares or repurchase its common shares. This would be the case notwithstanding that our board might determine that the payment of a dividend or a share repurchase is appropriate after taking into account, among other things, the company's operating results, financial condition and current and anticipated cash requirements. The board believes that Kinross' operations are expected to provide the financial capacity to distribute dividends to our shareholders without adversely affecting the company's liquidity or ability to continue to invest for future growth. The board intends to continue to review the company's ability to pay a dividend in light of the factors above.

The proposed reduction in stated capital will have no impact on the day-to-day operations of Kinross and will not alter our financial condition.

In order to be able to provide our board with the flexibility to pay a dividend on the common shares, or complete a share repurchase, if, as and when declared by, or deemed appropriate, the board, our board has decided to submit a special resolution to the shareholders for their approval to reduce the stated capital account of the common shares, which would address the limitations under the OBCA resulting from Kinross's high stated capital. For the reasons indicated above, the board believes that the proposed reduction of stated capital is in the best interests of the company and our shareholders.

Restriction on the reduction of stated capital under the OBCA

The OBCA provides that a corporation shall not reduce its stated capital in this manner if there are reasonable grounds for believing that (a) the corporation is or, after the taking of such action, would be unable to pay its liabilities as they become due; or (b) after the taking of such action, the realizable value of the corporation's assets would be less than the aggregate of its liabilities.

The company does not have reasonable grounds to believe that (i) it is, or would after the stated capital reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of the company's assets would, after the stated capital reduction, be less than the aggregate of its liabilities.

Canadian income tax considerations with respect to the reduction of stated capital

The following is a summary of the principal Canadian federal income tax considerations related to the proposed reduction of the stated capital account of common shares that are generally applicable to shareholders. This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations to the Tax Act, and the current published administrative practices and assessing policies of the Canada Revenue Agency (publicly available prior to the date hereof). This summary also takes into account all proposed amendments to the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and assumes that the Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the Canada Revenue Agency, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not exhaustive of all Canadian federal income tax considerations related to the proposed reduction of stated capital, nor does it take into account any provincial or territorial tax laws of Canada or any tax laws of any jurisdiction outside Canada. This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder of the Company. Each shareholder should obtain advice from his, her or its own independent tax advisors with respect to his, her or its particular tax position as such consequences can vary depending upon the particular circumstances of each shareholder.

The proposed reduction of the stated capital of the common shares will not result in any immediate Canadian income tax consequences to a shareholder nor will it affect a shareholder's adjusted cost base (ACB) of the common shares for purposes of

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the Tax Act. However, the reduction in the stated capital will reduce the paid-up capital (as defined in the Tax Act) of the common shares (PUC) by an amount equal to the reduction in stated capital. PUC is generally the aggregate of all of the amounts received by Kinross upon issuance of its shares (by class) adjusted in certain circumstances in accordance with the Tax Act over the total outstanding number of shares of that class. PUC differs from the ACB of shares to any particular shareholder as ACB is calculated based on the amount paid by a shareholder to acquire shares of Kinross, whether on issuance by Kinross or through the marketplace.

Although the reduction of stated capital and the corresponding reduction of the PUC of the common shares will not have any immediate Canadian income tax consequences, such reduction may have future Canadian federal income tax consequences to a shareholder in certain limited circumstances, including, but not limited to, certain repurchases of shares by Kinross, on certain distributions of assets by Kinross to its shareholders, or if Kinross is wound-up. In general, upon such a transaction occurring, a shareholder may be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the PUC of the shareholder's common shares. The amount of any deemed dividend may be included in taxable income (generally for residents of Canada) or subject to Canadian withholding tax (generally for non-residents of Canada) at a rate of 25%, subject to potential reduction under any applicable income tax treaty.

Form of resolution approving the reduction of stated capital

The text of the Stated Capital Reduction Resolution, which shareholders will be asked to approve at the meeting, is given below. To be effective, the Stated Capital Reduction Resolution must be approved by not less than two thirds of the votes cast by shareholders present at the meeting in person or by proxy.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
Pursuant to the provisions of subsection 34(1) of the Ontario Business Corporations Act, the stated capital account of the company's common shares be reduced (without any payment to shareholders) to approximately $4,500,000,000;

2.
Any director or officer of the company be, and each is hereby, authorized, directed and empowered, for and on behalf of the company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

3.
Notwithstanding the receipt of shareholder approval for the reduction of stated capital as noted in 1. and 2. above, the Board is hereby authorized and empowered to not proceed with such reduction of stated capital if it deems it necessary and in the best interest of the company. In the event that the board decides to not proceed with the reduction of stated capital, no further notice to, or approval from shareholders is necessary.

The named proxyholders if named as proxy, intend to vote the common shares represented by such proxy for the reduction of the stated capital, unless the shareholder who has given such proxy has directed that the shares be voted against it.

5.    Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross' pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided under "Executive Compensation" starting on page 55.

In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and last updated in February 2020. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on

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executive compensation. Voting results since inception of the policy are provided on page 60 under the heading "Say on pay and shareholder engagement".

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2020 annual and special meeting of shareholders of the company."

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the human resource and compensation committee (HRCC) will take into account the results of the vote when considering future executive compensation arrangements.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for approval of the advisory resolution on Kinross' approach to executive compensation, unless the shareholder who has given such proxy has directed that the shares be voted against it.

OTHER BUSINESS

Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, common shares represented by proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.

2021 SHAREHOLDER PROPOSALS

The Ontario Business Corporations Act (OBCA) permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2021 is March 9, 2021.

SHAREHOLDER NOMINATIONS FOR DIRECTORS

Shareholders may at any time submit to the board the names of individuals for consideration as directors. The corporate governance and nominating committee will consider such submissions when assessing the diversity, skills and experience required on the board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.

Holders of shares representing in the aggregate not less than 5% of Kinross' outstanding shares may nominate individuals to serve as directors and have their nominations included in Kinross' proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.

ADVANCE NOTICE REQUIREMENTS

The company's by-laws (by-laws) contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the company's by-laws. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting. A copy of the by-laws of the company is available through the Kinross website at www.kinross.com/about/governance.

26	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

DIRECTORS

The Kinross board of directors has been overseeing a deliberate and gradual succession program that has transformed the Board. Over the past five years, we have brought in six new directors, enabling effective succession for key roles, skills and expertise and successful knowledge transfer.

DIRECTORS

DIRECTORS

BOARD ATTRIBUTES:

•
3 of the 9 incumbent directors are women (33%)

•
8 of 9 incumbent directors are independent (89%), including an Independent Chair

•
All board committees are composed solely of independent directors

•
100% attendance record for all directors at board and committee meetings in 2019

•
The board and all board committees met independent of management at all of the meetings in 2019, including at regularly scheduled meetings

•
Chair of audit and risk committee is a financial expert

•
Annually, the board evaluates itself, as a whole, and conducts peer review of individual directors

•
The board has adopted, and adheres to, comprehensive Corporate Governance Guidelines

•
There are no public company interlocking directorships as none of the directors serve together as directors or trustees of any other public entity

2019 BOARD ACTIVITY HIGHLIGHTS:

•
Adopted a strategic business plan proposed by management

•
Considered possible strategic initiatives for the company

•
Appointed two new directors, including a financial expert, to the board

•
Reviewed and approved amendments to the charters of the board, audit and risk and corporate responsibility and technical committees

•
Reviewed and approved amendments to the core policies namely, The Code of Business Conduct and Ethics, the Whistleblower Policy, and the Disclosure, Confidentiality and Insider Trading Policy,

•
Approved a revised cash investment policy

•
Approved a revised hedging policy

•
Approved the acquisition of the high-quality, heap leach Chulbatkan development project in Russia

•
Approved proceeding with the Tasiast 24k project

•
Approved a sale of the company's royalty portfolio enabling value realization of existing assets

•
Approved amendments to the credit facility on more favourable terms to Kinross

•
Continued with strong track record of comprehensive financial reporting

•
Received updates and reviewed issues relating to the company's material properties

•
Visited the Nevada mine sites to review progress and receive updates

ABOUT THE NOMINATED DIRECTORS

The following tables set forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is as of December 31, 2019. (Footnotes pertaining to the director nominees are on page 37)

28	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

DIRECTORS

Continuing directors:

The following nominees were elected as directors at Kinross' 2019 annual meeting of shareholders and are being proposed for re-election at the meeting.

Ian Atkinson (70) | Independent

Mr. Atkinson is a corporate director and was most recently the President & Chief Executive Officer and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001-2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996. From 1973 to 1991, he held various progressive leadership positions with mining companies in the United States and Canada.

Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England.

2019 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted

For	828,058,281	98.68

Withheld	11,051,696	1.32

2019 board and committee membership	Attendance
Board of directors	11 of 11 (100%)

Audit and Risk Committee(4)	2 of 2 (100%)

Corporate Responsibility and Technical	6 of 6 (100%)

Corporate Governance and Nominating	4 of 4 (100%)

Human Resource and Compensation(4)	3 of 3 (100%)

Public board memberships	Board committee memberships
Argonaut Gold Inc.	Audit; Safety, Health, Environment and Sustainability

Globex Mining Enterprises Inc.	Audit; Corporate Governance; Compensation (Chair)

Wolfden Resources Corporation	Audit; Compensation and Governance; Sustainability (Chair)

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2019	nil	120,752	120,752	604,376	743,834	Yes – 103%

2018	nil	78,625	78,625	376,875	345,950

Change	nil	42,127	42,127	227,501	397,884

The Woodlands, Texas USA

Director since
February 10, 2016

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and Social

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	29

DIRECTORS

John A. Brough (73) | Independent

Mr. Brough is a corporate director and retired as President of Torwest Inc. and Wittington Properties Limited, both real estate companies, on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 40 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Professional Accountant, Chartered Accountant. Mr. Brough graduated from the Director's Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and Chartered Professional Accountants of Ontario and Chartered Professional Accountants of Canada.

2019 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted

For	736,711,093	87.80

Withheld	102,398,884	12.20

2019 board and committee membership	Attendance
Board of directors	11 of 11 (100%)

Audit and Risk	4 of 4 (100%)

Corporate Governance and Nominating(4)	2 of 2 (100%)

Human Resource and Compensation(4)	3 of 3 (100%)

Public board memberships	Board committee memberships
Wheaton Precious Metals Corporation	Audit (Chair); Governance and nominating

First National Financial Corp	Lead Director, Audit (Chair)

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2019	nil	334,521	334,521	1,657,777	2,060,650	Yes – 286%

2018	nil	306,259	306,259	1,505,277	1,347,541

Change	nil	28,262	28,262	152,500	713,109

Planned retirement(6) 2020

Toronto, Ontario, Canada

Director since
January 19, 1994

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Information technology

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Governance/board

30	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

DIRECTORS

Kerry D. Dyte (60) | Independent

Mr. Dyte is a corporate director and was most recently Executive Transition Advisor at Cenovus Energy Inc. ("Cenovus"), an integrated Canadian oil company headquartered in Calgary, a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary at Cenovus from December 2009 to December 2015. From December 2002 to December 2009 he was the Vice-President, General Counsel and Corporate Secretary of EnCana Corporation ("EnCana"), a leading north American energy producer. Prior to that, he held the position of Assistant General Counsel and Corporate Secretary from April 2002 to December 2002 at EnCana. From June 2001 to April 2002, he held the position of Assistant General Counsel at Alberta Energy Company Ltd., prior to its merger with PanCanadian Energy Corporation to form EnCana. He was the Treasurer of Mobil Oil Canada Ltd. from August 1997 to December 2000. From March 1991 to August 1997 he was the Senior Counsel and Assistant Corporate Secretary of Mobil Oil Canada Ltd. In 1996 he was also posted to Mobil Oil Australia where he was Senior Counsel.

Mr. Dyte served on the Financial Review Advisory Committee of the Alberta Securities Commission from 2010 to 2015. He was the president (2013 to 2014) and member of the executive committee (2004 to 2008; 2011 to 2015) of the Association of Canadian General Counsels. In November 2019, Mr. Dyte became a director of Hull Child and Family Foundation, a charity providing funding to Hull Services, a not for profit organization that provides integrated behavioural and mental health services for children and families.

Mr. Dyte holds a Bachelor of Law degree from the University of Alberta, Canada. He has also completed the Directors Education Program from the Institute of Corporate Directors, Calgary and currently holds the ICD.D designation.

2019 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted

For	833,484,366	99.33

Withheld	5,625,611	0.67

2019 board and committee membership	Attendance
Board of directors	11 of 11 (100%)

Audit and risk	4 of 4 (100%)

Corporate governance and nominating(4)	2 of 2 (100%)

Human Resource and Compensation(4)	3 of 3 (100%)

Public board and committee memberships: none

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2019	40,500	60,525	101,025	496,977	622,313	N/A(3)

2018	40,500	35,043	75,543	359,477	332,389

Change	nil	25,482	25,482	137,500	289,924

Calgary, Alberta, Canada

Director since
November 8, 2017

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Governance/board

•
Legal

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	31

DIRECTORS

Ave G. Lethbridge (58) | Independent

Ms. Lethbridge is currently Executive Vice-President and Chief Human Resources and Safety Officer of Toronto Hydro Corporation, an electric and energy service company, a position that she has held since November 2013. During her career spanning 21 years, from 1998 to the present, she has held various progressive senior executive leadership positions with Toronto Hydro encompassing human resources, environment, health and safety, corporate social responsibility and sustainability, mergers and restructuring, executive succession, enterprise risk, regulatory compliance, strategy, technology change, government relations and governance. From 2002 to 2004 she was Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 to 2007 she was Vice President, Human Resources and Organizational Effectiveness; and from 2008 to 2013 she was Vice President, Organizational Effectiveness and Environment Health and Safety. Her experience also includes the gas, utility and telecom industry.

Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, in California, with international consulting in the US, China and Mexico. She has completed the Directors' Education Program from the Institute of Corporate Directors at the University of Toronto's Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive and a former Board Governor for the Georgian College.

2019 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted

For	835,496,142	99.57

Withheld	3,613,835	0.43

2019 board and committee membership	Attendance
Board of directors	11 of 11 (100%)

Corporate governance and nominating(4)	2 of 2 (100%)

Corporate Responsibility and Technical(4)	2 of 2 (100%)

Human Resource and Compensation	6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2019	nil	187,568	187,568	854,584	1,155,420	Yes – 160%

2018	nil	161,160	161,160	712,084	709,103

Change	nil	26,408	26,408	142,500	446,317

Toronto, Ontario, Canada

Director since
May 6, 2015

Skill/area of experience(7)

•
Managing or leading growth

•
Senior officer

•
Operations

•
Information technology

•
Human resources

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Government relations

•
Environmental and Social

32	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

DIRECTORS

Catherine McLeod-Seltzer (59) | Independent

Ms. McLeod-Seltzer is a corporate director and a recognized leader in the minerals industry for her ability to create growth-focused companies that generate significant shareholder value. She was appointed the Independent Chair of the company effective January 1, 2019. She has been the Non-Executive Chair, founder and a director of Bear Creek Mining, a silver mining company, since 2003 and from 2007 through 2013 was the Non-Executive/Independent Chair and a director of Pacific Rim Mining Corp. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor's degree in Business Administration from Trinity Western University.

2019 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted

For	781,795,781	93.17

Withheld	57,314,196	6.83

2019 board and committee membership	Attendance
Board of directors	11 of 11 (100%)

Corporate Responsibility and Technical	6 of 6 (100%)

Human Resource and Compensation	6 of 6 (100%)

Public board memberships	Board committee memberships
Bear Creek Mining Corporation, Co-Chair	Compensation

Lucara Diamond Corp.	Audit; Safety, health and environment (Chair)

Flow Capital Corp.	Audit; Compensation (Chair)

Securities held
Year	Common share (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2019	12,296	267,778	280,074	1,669,124	1,725,259	Yes – 240%

2018	12,296	223,301	235,597	1,429,124	1,036,627

Change	nil	44,477	44,477	240,000	688,632

Vancouver, British Columbia, Canada

Director since
October 26, 2005

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and Social

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	33

DIRECTORS

Kelly J. Osborne (63) | Independent

Mr. Osborne is currently the CEO of Twin Metals Minnesota, a wholly-owned subsidiary of Antofagasta plc. Previously, he was the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.

From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company. From 1992 to 1998, he was Plant Manager with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company (Homestake) which later merged into Barrick Gold Corporation in 2002. At Homestake, he started as a Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and was a Mine Captain from 1988 to 1992.

Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

2019 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted

For	833,256,745	99.30

Withheld	5,853,232	0.70

2019 board and committee membership	Attendance
Board of directors	11 of 11 (100%)

Audit and risk(4)	2 of 2 (100%)

Corporate Responsibility and Technical	6 of 6 (100%)

Corporate Governance and Nominating	4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2019	nil	220,586	220,586	1,013,750	1,358,812	Yes – 189%

2018	nil	166,020	166,020	718,750	730,489

Change	nil	54,566	54,566	295,000	628,323

Minneapolis, Minnesota, USA

Director since
May 6, 2015

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining, global resource industry

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and Social

34	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

DIRECTORS

J. Paul Rollinson (58) | Chief Executive Officer

Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.

2019 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted

For	833,876,618	99.38

Withheld	5,233,359	0.62

2019 board and committee membership(5)	Attendance
Board of directors	11 of 11 (100%)

Public board and committee memberships: none

Securities held
Year	Common shares (#)	Restricted Share Units (RSUs) (#)(8)	Total common shares and RSUs (#)(8)	Total at-risk value of common shares and RSUs at book value (CAD$)(1),(8)	Total at-risk value of common shares at market value (CAD$)(1),(8)	Total at-risk value of RSUs at market value (CAD$)(1),(8)	Total at-risk value of common shares and RSUs at market value (CAD$)(1),(8)	Meets share ownership requirement(2)

2019	2,024,743	1,838,561	3,863,304	20,820,090	12,472,417	11,325,536	23,797,953	Yes – 300%

2018	1,654,446	1,830,070	3,484,516	19,043,728	7,279,562	8,052,308	15,331,870

Change	370,297	8,491	378,788	1,776,362	5,192,854	3,273,228	8,466,082

Options held
Date granted	Expiry date	Exercise price (CAD$)	Options granted and vested (#)	Total unexercised (#)	At-risk value of options unexercised (CAD$)(9)

19/02/13	19/02/20	8.03	455,318	455,318	–

24/02/14	24/02/21	5.82	538,567	538,567	183,113

13/02/15	13/02/22	3.73	738,940	738,940	1,795,624

15/02/16	15/02/23	4.17	404,577	404,577	805,108

20/02/17	20/02/24	5.06	269,512	404,268	444,695

19/02/18	19/02/25	4.95	148,062	444,185	537,464

18/02/19	18/02/26	4.59	–	453,050	711,289

Total			2,554,976	3,438,905	4,477,293

Toronto, Ontario, Canada

Director since
August 1, 2012

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Environmental and Social

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	35

DIRECTORS

David A. Scott (58) | Independent

Mr. Scott is a corporate director and was most recently Vice Chair and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, a position he held from 2009 until his retirement in May 2019. Mr. Scott joined CIBC in 1999 and held progressively senior positions playing an active role in the majority of significant mining related M&A and equity financing transactions completed in Canada in the last two decades. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999, Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996, held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group.

Mr. Scott was a member of the Mining Association of Canada's Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Associated of Canada and assisted with the development of the world's first Mining MBA Program at the Schulich School of Business.

Mr. Scott holds a BASc in Geology from the University of Western Ontario.

2019 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted

For	835,319,636	99.55

Withheld	3,790,341	0.45

2019 board and committee membership	Attendance
Board of directors(4)	7 of 7 (100%)

Corporate Governance and Nominating(4)	2 of 2 (100%)

Corporate Responsibility and Technical(4)	4 of 4 (100%)

Public board memberships	Board committee memberships
Maverix Metals Inc.	Compensation

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(2)

2019	nil	23,799	23,799	138,750	146,603	N/A(3)

2018	nil	nil	nil	nil	nil

Change	nil	23,799	23,799	138,750	146,603

Toronto, Ontario, Canada

Director since
May 8, 2019

Skill/area of experience(7)

•
Managing or leading growth

•
International

•
Senior officer

•
Mining, global resource industry

•
Investment banking/mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

36	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

DIRECTORS

Footnotes

1.
Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 31, 2019: CAD$6.16 and December 29, 2018: CAD$4.40.

2.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See "Share ownership" for independent directors on page 32. For Mr. Rollinson, see "Share ownership" on page 57.

3.
Mr. Dyte was appointed to the board on November 8, 2017 and has until November 7, 2022 to meet his share ownership requirement. Mr. Scott was appointed to the board on May 8, 2019 and has until May 7, 2024 to meet his share ownership requirement.

4.
The following directors attended fewer meetings in 2019 than the other directors due to their abridged tenure on the board or committee as noted below:

Ian Atkinson	member of audit and risk committee only from May 9, 2019 member of human resource and compensation committee only until May 8, 2019
John Brough	member of human resource and compensation committee only from May 9, 2019 member of corporate governance and nominating committee only until May 8, 2019
Kerry Dyte	member of human resource and compensation committee only from May 9, 2019 member of corporate governance and nominating committee only until May 8, 2019
Ave Lethbridge	member of corporate responsibility and technical committee only until May 8, 2019 member of corporate governance and nominating committee only from May 9, 2019
Kelly Osborne	member of audit and risk committee only from May 9, 2019 to November 6, 2019
David Scott	was appointed to the board on May 8, 2019 member of corporate governance and nominating committee only from May 9, 2019 member of corporate responsibility and technical committee only from May 9, 2019
5.
Mr. Rollinson is not a member of any board committee as being the Chief Executive Officer, he is not an independent director.

6.
Mr. Brough intends to retire by the end of 2020. He has agreed to continue on the board in order to assist with a seamless transition of the audit and risk committee chair responsibilities.

7.
See "Directors' skills and experience" on page 30 for a description of such skills/experience.

8.
Includes 100% of restricted performance share units (RPSUs).

9.
Computed by multiplying the number of unexercised options to the difference between the December 31, 2019 closing price and the exercise price of options at the time of grant.

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DIRECTORS

New nominees for director:

The corporate governance and nominating committee and the board completed a detailed review of potential candidates for appointment to the board to accommodate Mr. Brough's planned retirement in 2020. Various considerations were taken into account during the review process, including prior audit committee experience and financial expertise, expertise in other key areas, succession planning, board diversity and board continuity. The board also engaged an independent search firm to assist with sourcing candidates and to facilitate the review process. The review process culminated in the board shortlisting Ms. Elizabeth D. McGregor and Mr. Glenn A. Ives to join the board. Ms. McGregor was appointed to the board effective November 6, 2019. Management and the board are nominating Mr. Ives for election as director at the meeting.

Ms. McGregor and Mr. Ives are, for the first time, being proposed for election by shareholders at the meeting.

Elizabeth D. McGregor (43) | Independent

Ms. McGregor is a corporate director and was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc., a position she held from August 2016 until her retirement in February 2019. Prior to that, she held the position of Vice-President and Treasurer from October 2013 to August 2016. From April 2007 to October 2013, Ms. McGregor held progressively senior positions in Goldcorp Inc.; from April 2007 to December 2008 as Director of Risk, from January 2009 to October 2010 as Administration Manager at the Peñasquito mine providing financial and management oversight to the $1.6 billion construction project in Mexico. From November 2010 to October 2013, as Director, Project Finance and Cost Control, she provided financial oversight for construction projects totaling $7 billion. Ms. McGregor started her career as an Audit Manager with KPMG LLP from 2001 to 2006.

Ms. McGregor holds a Bachelor of Arts (Honours) degree in Sociology from Queen's University in Kingston, Ontario and is a Canadian Chartered Professional Accountant (CPA, CA).

2019 board and committee membership	Attendance
Board of directors(2)	3 of 3 (100%)

Audit and Risk Committee(2)	N/A

Corporate Responsibility and Technical(2)	1 of 1 (100%)

Public board memberships	Board committee memberships
Orla Mining Ltd.	Audit (Chair); Governance

Securities held
Year	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs at book value (CAD$)(1)	Total at-risk value of common shares and DSUs at market value (CAD$)(1)	Meets share ownership requirement(1)

2019	nil	4,464	4,464	27,500	27,500	N/A (1)

2018	nil	nil	nil	nil	nil

Change	nil	4,464	4,464	27,500	27,500

Vancouver, British Columbia, Canada

Director since
November 6, 2019

Skill/area of experience(3)

•
Managing or leading growth

•
International

•
Senior officer

•
Mining, global resource industry

•
Information technology

•
Investment banking/mergers and acquisitions

•
Financial literacy

•
Governance/ Board

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Glenn A. Ives (59) | Independent

Mr. Ives is an audit specialist in the mining and financial sectors and held various leadership positions with Deloitte Canada during his tenure with them from 1999 to 2020. He served as Deloitte's mining leader for North and South America from 2007 to March 2020. He was Executive Chair from 2010 to 2018 and Vice Chair from 2006 to 2010. He served as an Audit Partner from 1999 to 2010. Prior to joining Deloitte, from 1993 to 1999, Mr. Ives was CFO and Director of Vengold Inc.; from 1988 to 1999 he was with TVX Gold Inc. as Director and Vice-President of Finance. Mr. Ives also served as a Director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives started his audit career with Coopers & Lybrand from 1985 to 1988.

Mr. Ives is currently the Chair of University of Waterloo's School of Accounting and Finance Advisory Board and a director of the St. Paul's Hospital Foundation (Vancouver) and the Canadian Nature Museum Foundation. Mr. Ives is currently Board member, Treasurer and Finance Committee Chair with West Vancouver United Church and also serves as Board member for Bard on the Beach, a professional Shakespeare festival in Western Canada. He also served as a Board member on the Princess Margaret Cancer Foundation from 2010 to 2019 (Chair from 2016 to 2018). Mr. Ives holds a Bachelor of Mathematics (Honours) from the University of Waterloo and is a Fellow of the Chartered Professional Accountants and a member of Chartered Professional Accountants of British Columbia and Ontario.

Public board memberships: none

Vancouver, British Columbia, Canada

Skill/area of experience(3)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining, global resource industry

•
Information technology

•
Human Resources

•
Investment banking/mergers and acquisitions

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/ Board
1.
Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 31, 2019. Ms McGregor was appointed to the board on November 6, 2019 and has until November 5, 2024 to meet her shareholding ownership requirement.

2.
Ms. McGregor attended fewer meetings in 2019 than the other directors due to her abridged tenure on the board and committees she sits on. She was appointed to the board on November 6, 2019. In 2019, following her appointment to the board, there was no meeting of the audit and risk committee and only one meeting of the corporate responsibility and technical committee.

3.
See "Directors' skills and experience" on page 41 for a description of such skills/experience.

For a discussion regarding directors' compensation, please refer to page 41.

The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found on page 41.

Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross' directors during 2019 can be found on page 132.

Cease trade orders, bankruptcies, penalties or sanctions

No director is, or within the ten years prior to the date hereof has:

a)
been a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity,

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

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DIRECTORS

Committee membership and independence

The table below shows the 2019 board committee membership of each independent director standing for (re)-election at the meeting.

Committees

	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee
Ian Atkinson	✓ (effective May 9, 2019)	Chair	✓	✓ (until May 8, 2019)

John Brough	Chair	✓ (until May 8, 2019)		✓ (effective May 9, 2019)

Kerry Dyte	✓	✓ (until May 8, 2019)		✓ (effective May 9, 2019)

Ave Lethbridge		✓ (effective May 9, 2019)	✓ (until May 8, 2019)	Chair

Elizabeth McGregor	✓ (effective November 6, 2019)		✓ (effective November 6, 2019)

Catherine McLeod-Seltzer			✓	✓

Kelly Osborne	✓ (effective May 9, 2019 and until November 6, 2019)	✓	Chair

David Scott		✓ (effective May 9, 2019)	✓ (effective May 9, 2019)

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DIRECTORS' SKILLS AND EXPERIENCE

The matrix below shows the mix of skills and experience, in areas that are important to the company's business, of the ten director nominees standing for election at the meeting. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board. In 2019, the board included the tracking of directors' experience in areas of environmental and social governance in the context of mining operations.

Skill / area of experience	Directors with significant skills or experience
Managing or leading growth — experience driving strategic direction and leading growth of an organization	10

International — experience working in a major organization that has business in one or more international jurisdictions	9

Senior officer — experience as a CEO or other senior officer of a publicly listed company or major organization	10

Operations — experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	8

Mining or global resource industry — experience in the mining industry, combined with a strong knowledge of market participants	8

Information technology — experience in information technology with major implementations of management systems	4

Human resources — strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2

Investment banking/mergers & acquisitions — experience in investment banking, finance or in major mergers and acquisitions	9

Financial literacy — senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	7

Communications, investor relations, public relations and media — experience in or a strong understanding of communications, public media and investor relations	7

Corporate responsibility and sustainable development — understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	7

Government relations — experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally	6

Governance/board — experience as a board member of a major organization	7

Legal — experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1

Environmental and Social — extensive knowledge in, and experience managing, a broad range of environmental and social issues in the context of mining operations	5

DIRECTOR COMPENSATION

Approach

The board retains the services of Mercer Canada Ltd. (Mercer), independent advisor to the human resource and compensation committee (HRCC), to complete a market review of the competitiveness of Kinross' director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under "Market and peer reviews" on page 67) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing its analysis, Mercer also reviews market trends in director compensation and detailed market data. No changes to directors' compensation were made for 2019.

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DIRECTORS

2019 Retainers and fees

The board has established a flat fee structure for all independent directors. For 2019, the annual board membership retainer paid to independent directors was CAD$240,000. Since April 1, 2012, at least 50% of the board membership retainer is required to be paid in Deferred Share Units (DSUs). On an annual basis, an independent director can also elect to receive a greater percentage of his or her board membership retainer in DSUs.

In addition to the board membership retainer, the Chairs of each of the corporate governance and nominating (CGNC), corporate responsibility and technical (CRTC) and HRCC received CAD$30,000 and the Chair of the audit and risk committee (ARC) received CAD$50,000. Other members of the CGNC, CRTC and HRCC received CAD$15,000 per committee and members of the ARC received an CAD$20,000. The committee Chairs do not receive additional member fees for being part of the committee.

The Independent Chair received an additional CAD$240,000 but did not receive any fees for being a member of the HRCC and the CRTC. In addition, independent directors (other than the Independent Chair) received a travel fee of CAD$2,000 per trip for travel from outside of Toronto to board/committee meetings. The Independent Chair does not receive any travel fee. Independent directors are also entitled to reimbursement of their reasonable board-related expenses.

The following table sets out details of the flat fee structure for independent directors for 2019:

2019 fees (CAD$)
Board Chair (1)	$240,000

Board member	$240,000

Chair – audit and risk committee	$50,000

Chair – corporate responsibility and technical, corporate governance and nominating or human resource and compensation committees	$30,000

Member (excluding the Chair) — audit and risk committee	$20,000

Member (excluding the Chair) — corporate responsibility and technical(2), corporate governance and nominating or human resource and compensation committees(2)	$15,000

1.
For 2019, CAD$480,000 in total with the inclusion of Ms. McLeod-Seltzer's board membership retainer.

2.
Ms. McLeod-Seltzer, as the Independent Chair of the board, did not receive a separate fee for being a member of the HRCC and CRTC.

Deferred share units

The main purpose of the DSU plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.

A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director's period of service.

DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.

The number of DSUs granted to an independent director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the value of the portion of the director's flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.

At such time as an outside director ceases to be a director, the company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or, in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the DSU Plan.

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see "Executive compensation discussion and analysis" starting on page 55). A summary of the compensation earned by Mr. Rollinson for 2019 is provided in the "Summary compensation table" on page 101.

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Share ownership

In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which from December 31, 2013 is three times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2016 by Mercer and was found to be aligned to the market. These guidelines are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently revised in February 2020.

In the event an independent director's holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up his or her holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met. Kinross' Disclosure, Confidentiality and Insider Trading Policy (Policy) prohibits directors from engaging in transactions that could reduce or limit his/her economic risk with respect to equity securities granted as compensation or held, directly or indirectly, by the director. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments. A copy of the Policy may be accessed on the company's website at www.kinross.com.

The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2019 and whether he or she met Kinross' independent director share ownership requirement as of that date.

Name	Eligible share holdings CAD ($)(1), (2)	Exceeds share ownership requirement by CAD ($)	Multiple of board retainer	Met current requirement
I. Atkinson	743,834	23,834	3.1	Yes

J. Brough	2,060,650	1,340,650	8.6	Yes

K. Dyte(3)	622,313	(97,687)	2.6	N/A

A. Lethbridge	1,155,420	435,420	4.8	Yes

E. McGregor(3)	27,500	(692,500)	0.1	N/A

C. McLeod-Seltzer	1,725,259	1,005,259	7.2	Yes

K. Osborne	1,358,812	638,812	5.7	Yes

D. Scott(3)	146,603	(573,397)	0.6	N/A

1.
Greater of book or market value as at December 31, 2019. Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares. Market value is calculated using the closing price of common shares as at December 31, 2019: CAD$6.16.

2.
Market value was greater than book value for all directors as at December 31, 2019.

3.
Mr. Dyte was appointed to the board on November 8, 2017 and has until November 7, 2022 to meet his share ownership requirement. Ms. McGregor was appointed to the board on November 6, 2019 and has until November 5, 2024 to meet her share ownership requirement. Mr. Scott was appointed to the board on May 8, 2019 and has until May 7, 2024 to meet his share ownership requirement.

As CEO of the company, Mr. Rollinson's share ownership requirements are described under "Share ownership" on page 71.

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DIRECTORS

Director compensation table

The following table sets out the fees earned by independent directors who served as directors during 2019 and the proportion of fees taken in the form of DSUs.(3)

Name	Board Membership Retainer in US$	Independent Chair Retainer in US$	Committee Chair Retainer in US$	Committee Member Fees in US$	Travel Fee in US$(1),(5)	Total Fees Earned in US$(5)	2019 Total DSUs value vested or earned in US$(2),(5)	Value of all outstanding DSUs as at Dec 31, 2019 in US$(4),(5)
I. Atkinson	184,776	N/A	23,097	25,663	10,779	244,315	199,792	572,678

J. Brough	184,776	N/A	38,495	11,549	N/A	234,820	134,034	1,586,494

K. Dyte	184,776	N/A	N/A	26,947	9,239	220,961	120,850	287,044

A. Lethbridge	184,776	N/A	23,097	11,549	N/A	219,422	125,245	889,558

E. McGregor	30,796	N/A	N/A	4,491	1,540	36,827	21,172	21,172

C. McLeod-Seltzer	184,776	184,776	N/A	N/A	N/A	369,552	210,938	1,269,962

J. Oliver	61,592	N/A	N/A	3,850	3,080	68,521	44,692	1,065,653

K. Osborne	184,776	N/A	23,097	19,248	10,779	237,899	258,784	1,046,149

U. Power	61,592	N/A	N/A	8,982	4,619	75,194	48,197	954,588

D. Scott	123,184	N/A	N/A	19,248	N/A	142,432	112,870	112,870

TOTAL	1,385,820	184,776	107,786	131,525	40,035	1,849,941	1,276,573	7,806,169

1.
Travel fees are paid in cash for all directors.

2.
Value as at December 31, 2019 of the 2019 compensation taken as DSUs.

3.
Portion of fees taken in cash and/or DSUs: Fees = board membership retainer + committee chair retainer + committee member retainer.
Mr. Osborne – 100% of fees in DSUs
Messrs. Atkinson and Scott – 75% of fees in DSUs
Ms. McGregor – 60% of fees in DSUs
All other directors – 50% of fees in DSUs

4.
Value as at December 31, 2019, of all outstanding DSUs, including dividends on DSUs of prior years. Please refer to the narrative under "Deferred Share Units" on page 42 for a description of the methodology used to grant and value DSUs.

5.
Compensation is paid in Canadian dollars and was converted to United States dollars for the purposes of this table using an exchange rate of CAD$1=US$0.7699.

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BOARD COMMITTEE REPORTS

The board discharges its responsibilities directly and through its committees. Over the years, the responsibilities of the committees have evolved to include oversight in areas of significance to various stakeholder groups. Most recently, focus on the safety of tailings facilities and broader environmental and social governance have moved to the foreground. Recognizing this, the corporate governance and nominating committee reviewed and recommended changes to the charters of the corporate responsibility and technical committee (CRTC) and the audit and risk committee (ARC) to more explicitly include these areas of oversight. The CRTC has primary oversight of environmental and social governance, with inputs on risks and materiality from the ARC.

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DIRECTORS

Audit and risk committee

Members as at December 31, 2019

John A. Brough (Chair)	Ian Atkinson	Kerry D. Dyte	Elizabeth McGregor

The audit and risk committee (ARC) is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110 ) and Mr. Brough, the Chair of the committee, and Ms. McGregor are financial experts in accordance with the New York Stock Exchange ( NYSE ) standards and U.S. Securities and Exchange Commission (SEC) requirements. The ARC has a written charter setting out its responsibilities.

Generally, the ARC is responsible for overseeing:

•
the integrity of Kinross' financial statements,

•
the independent auditors' qualifications and independence,

•
the performance of the internal audit function, and

•
the process for identifying and managing business risks.

The committee monitors Kinross' financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee

•
reviews the principal risks of Kinross' business and operations, and any other circumstances and events that could have a significant impact on the company's assets and stakeholders,

•
assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,

•
reviews all insurance coverage, and

•
reviews disclosure respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the ARC met four times in 2019, on each occasion also meeting independent of management. The committee fulfilled its mandate by doing the following, among other things:

•
received reports from the disclosure committee Chair,

•
reviewed and recommended for approval financial statements, management's discussion and analysis,

•
reviewed and approved financial information contained in press releases,

•
obtained treasury reports on cash flows, gold sales and borrowing matters,

•
reviewed and approved the 2019 internal audit plan,

•
met with the internal audit function with and without management being present,

•
approved audit engagements,

•
met with the external auditors with and without management being present,

•
obtained reports from the external auditors,

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•
met with management separately,

•
reported to the board on financial, audit and internal control matters,

•
reviewed reports regarding Kinross' risk management activities including the operationalization of the enterprise risk management system,

•
reviewed and recommended for approval by the board, changes to the committee's charter,

•
reviewed and recommended for approval by the board, a revised cash investment policy,

•
reviewed and recommended for approval by the board, a revised hedging policy,

•
in conjunction with the corporate responsibility and technical committee, received updates from management on operational aspects pertaining to environment, social and corporate responsibility that could impact the organizational risk assessment,

•
received updates on material claims (actual contingent or potential) and material legislative changes,

•
received reports on and considered the company's compliance practices and whistleblower reports,

•
received updates on Kinross' privacy, data and cybersecurity risk exposures and measures taken to protect the security and integrity of its management information systems and company data, and

•
reviewed Kinross' general liability, property and casualty insurance policies and considered adequacy of coverage and the extent of any uninsured exposure.

Additional information regarding the company's ARC is contained in the company's annual information form (AIF) under the heading audit and risk committee and a copy of the ARC charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, under the company's profile on SEDAR at www.sedar.com. A copy of the charter is also available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"John A. Brough"
Chair, audit and risk committee

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DIRECTORS

Corporate governance and nominating committee

Members as at December 31, 2019

Ian Atkinson (Chair)	Ave G. Lethbridge	Kelly J. Osborne	David A. Scott

The corporate governance and nominating committee (CGNC) is composed entirely of independent directors. The mandate of the CGNC has been formalized in its written charter. The committee's mandate continues to include responsibility for developing the company's approach to matters of corporate governance, identifying and proposing new qualified nominees to the board, for assessing directors on an on-going basis and reviewing and making recommendations to the board as to all such matters.

Generally, the CGNC's mandate includes:

•
assisting the Chair of the board in carrying out his or her responsibilities,

•
annually reviewing the board and committee charters,

•
evaluating the performance of the directors and the committees and assisting the Chair of the board with the evaluation of the board as a whole,

•
receiving periodic reports under the company's whistleblower program,

•
recommending procedures to enable the board to meet on a regular basis without management,

•
adopting procedures so that the board can conduct its work effectively and efficiently,

•
receiving periodic reports on compliance with core policies,

•
reporting to full board on corporate governance matters,

•
reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,

•
analyzing the needs of the board when vacancies arise,

•
overseeing implementation of an appropriate selection process for new board nominees,

•
making recommendations to the board for the election of nominees to the board,

•
continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The CGNC maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see "Directors' skills and experience" on page 41).

In carrying out its mandate, the CGNC met four times in 2019, and met independent of management on all of those occasions. The committee fulfilled its responsibilities by doing the following, among other things:

•
verified the independence of the directors,

•
reviewed external corporate governance surveys and considered improvements that could be made to Kinross' practices,

•
received reports on the whistleblower program and considered the company's compliance practices,

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•
assessed performance of individual directors in accordance with previously approved processes (see "Assessing the board" on page 129), reviewed the completed board evaluation questionnaires and feedback received on individual directors,

•
provided feedback to the board regarding the above evaluations,

•
assessed the company's directors and officers' liability insurance needs,

•
considered the candidature of Mr. David Scott and Ms. Elizabeth McGregor for appointment to the board and made recommendations to the board for their appointment,

•
reviewed the charters of the board, the audit and risk and corporate responsibility and technical committees and made recommendations to the board for approval,

•
reviewed the updated core policies of the company and made recommendations to the board for approval, and

•
engaged with professional recruiters and shortlisted candidates for board succession.

The Corporate Governance Guidelines and the charter of the CGNC are available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

"Ian Atkinson"
Chair, corporate governance and nominating committee

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DIRECTORS

Corporate responsibility and technical committee

Members as at December 31, 2019

Ian Atkinson	Elizabeth D. McGregor	Catherine McLeod-Seltzer	Kelly J. Osborne (Chair)	David A. Scott

The corporate responsibility and technical committee (CRTC) is composed entirely of independent directors. The mandate of the CRTC, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally.

Generally, the CRTC's mandate includes:

•
providing advice to assist management in achieving the objectives set out in the Kinross Safety and Sustainability Policy, and discussing with management any necessary improvements to such policy and its framework of implementation,

•
assisting management in implementing and maintaining appropriate health, safety, environmental and corporate responsibility programs and obtaining periodic reports on such programs,

•
reviewing the qualifications of the individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,

•
reviewing the scope of mineral reserves and mineral resources assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•
considering with management the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resources estimates,

•
reviewing and commenting on items in the annual budget related to exploration, development and operational matters,

•
reviewing material proposals for mining capital programs,

•
considering with management the technical aspects of the company's material exploration, development, financing construction, mining projects and mine closure plans,

•
reviewing and identification of risks related to exploration, development, operating, mine closure and reclamation activities and the systems and practices in place for mitigating such risks, and

•
considering any relevant regulatory changes, initiatives and trends that may affect the company's exploration, development, operating activities, mineral reserves or mineral resources.

In carrying out its mandate, the CRTC met six times during 2019, on each occasion also meeting independent of management. The committee fulfilled its responsibilities by doing the following, among other things:

•
reviewed periodic reports from management on health and safety matters and environmental compliance reports,

•
obtained regular updates on reclamation matters,

•
obtained periodic updates on major project permitting activities, legislative and regulatory matters,

•
received periodic updates on the company's community and government relations initiatives, and on the implementation of the company's corporate responsibility strategy,

•
received updates and reported to the board on the annual mineral reserve and resource statement,

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DIRECTORS
•
received updates on the company's risk assessment and risk mitigation measures as they relate to operational, health, safety, environmental, business continuity and crisis management aspects,

•
reviewed and approved the revised Safety and Sustainability Policy,

•
recommended to the board for approval a revised charter for the committee,

•
recommended to the board for approval the Tasiast 24k project,

•
received an update on tailings management from the external independent tailings reviewer,

•
reviewed and recommended to the board for approval, the 2020 operations and exploration budget, and

•
received updates on the company's material properties and exploration initiatives.

The committee also provided feedback and advice to management regarding the above matters and reported to the board on environmental, health, safety, project permitting and corporate responsibility matters related to the company's operations and activities.

A copy of the CRTC charter is available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"Kelly Osborne"
Chair, corporate responsibility and technical committee

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DIRECTORS

Human resource and compensation committee

Members as at December 31, 2019

John A. Brough	Kerry D. Dyte	Ave Lethbridge (Chair)	Catherine McLeod-Seltzer

The human resource and compensation committee (HRCC), which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers including Named Executive Officers ( NEOs ), directors and employees of the company.

For the purpose of its mandate, the HRCC reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the company's compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.

In 2019, the HRCC engaged Mercer to provide support in determining compensation for the company's senior executive officers and directors (see "Independent advice", page 66). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see "Executive Compensation" starting on page 55 and "Compensation governance" on page 59.

The HRCC annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. The mandate of the HRCC has been formalized in a written charter.

In carrying out its mandate, the HRCC met six times in 2019, on each occasion also meeting independent of management.

In fulfilling its mandate in 2019, the HRCC:

•
approved equity grants, the budget for equity grants for the following year, and considered a projection of share pool usage,

•
reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,

•
reviewed the existing compensation model including the philosophy, methodology and program design, relative to market best practices, current trends, and the objectives of the program,

•
examined and approved the 2019 comparator group,

•
reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the broader industry, and updated as necessary, as discussed on page 69,

•
"stress tested" executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings, and reviewed realized and realizable pay relative to performance and to peers,

•
reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,

•
reviewed employment contract terms for all senior executives,

•
reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, reviewed internal and external candidates identified for each position,

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•
considered Kinross' performance relative to peers,

•
completed an assessment of performance results relative to the performance objectives established at the start of the year,

•
reviewed current holdings relative to share ownership guidelines for members of the board, and the senior leadership team,

•
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated the performance of the CEO and other members of the senior leadership team,

•
reviewed compensation for companies in the comparator group and considered compensation for directors and the senior leadership team relative to the market,

•
recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,

•
continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters, and considered the independence of compensation advisors,

•
reviewed all of the company's global pension plans, and

•
received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary.

A copy of the HRCC charter is available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"Ave G. Lethbridge"
Chair, human resource and compensation committee

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EXECUTIVE COMPENSATION

Executive compensation at Kinross is driven by four key objectives:

•

aligning executive interests with Kinross' long-term strategy and the interests of shareholders;

•

reinforcing Kinross' operating performance and execution of strategic objectives;

•

enabling Kinross to attract and retain high-performing executives; and

•

aligning pay and performance in a way that is transparent and understood by all stakeholders

EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Shareholder,

As members of the Board's human resource and compensation committee (HRCC), we are responsible for ensuring that executive compensation at Kinross is closely aligned with performance and the interests of our shareholders in a way that is transparent and easily understood by all stakeholders.

We believe that our compensation decisions based on the company's 2019 strong performance reflect these objectives, as well as feedback we have received from our ongoing engagement with shareholders to refine and improve our methodology and ensure that compensation at Kinross is fair and balanced.

2019 performance highlights

In making decisions on executive compensation, we begin by assessing the company's performance for the year. In 2019, Kinross had a strong year in key areas the HRCC uses to measure performance, including:

•
Best-in-class performance in safety, and excellent performance in Environment, Social, and Governance (ESG) indicators;

•
Strong production and excellent cost performance from the portfolio, meeting production, cost, and capital guidance for the eighth consecutive year; the company's three largest mines outperformed, driving robust cash flow;

•
Strong balance sheet and liquidity through the investment phase of the business; sold royalty portfolio and remaining shares in Lundin Gold to generate significant value; and

•
Major progress building for the future, including approval for the Tasiast 24K expansion, acquisition of the high-quality Chulbatkan project, completion of the Nevada development projects, and additions to mineral reserves and resources through exploration and engineering that have increased mine life at Kupol and Chirano, and replaced 2019 depletion at Paracatu.

Overall, the company's performance in 2019 improved over 2018. Unit production costs were lower; the portfolio and future production profile were strengthened; and shareholder returns increased significantly, with total shareholder return (TSR) of 46%, compared with a 25% decrease in 2018, resulting in an improved ranking versus our industry peers.

2019 compensation highlights

In determining compensation for 2019, we considered a number of key factors, including:

•
Company performance and compensation relative to prior years: 2019 compensation decisions took into account the 2018 year-over-year decrease in compensation for the senior leadership team (SLT) and CEO of 8% and 9%, respectively, which reflected the underperformance of our share price and challenges at some of our operations during 2018.

•
Cost reductions due to changes in our management team: Recent management changes included the departure of three senior executives and a reduction in the size of our SLT from six to four individuals. The size of the SLT has decreased by half since the appointment of Paul Rollinson as CEO in 2012.

•
Shareholder feedback on executive compensation cost trends: Shareholders have clearly indicated that over the long term, they want to see moderation in executive compensation costs, and not a steady escalation.

Based on these and other factors we made the following 2019 compensation decisions:

•
Company performance rating of 109% of target, based on strong performance ratings across our five key strategic areas (see page 80 for a complete breakdown of these ratings).

•
CEO individual rating of 105% of target, an improvement compared with the CEO rating in 2018, based on the year-over-year improvement in company performance.

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•
Total CEO compensation increased by 6% (in CAD$) compared with 2018. Despite the strong year, total CEO compensation remains below 2017 and 2013 levels, and has remained largely flat over the past seven years since Paul Rollinson was appointed CEO.

CEO Compensation

•
Total SLT compensation for ongoing members declined by 17% (in CAD$) in 2019 compared with 2018, and 24% (in CAD$) compared with 2017. Total compensation for named executive officers (NEOs) was lower by 19% in 2019 (for five NEOs) compared with 2013, the first full year under our current CEO.

Aggregate Compensation (5 NEOs)

Note: for comparability this graph only includes five NEOs in 2019, and as such has not included compensation for the former CFO, Mr. Tony Giardini, who left May 1, 2019.

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Changes to compensation structure

Our formal and informal discussions with shareholders, described below, helped to inform changes to our pay program that are reflected in 2019 executive compensation. These changes, which we reviewed and discussed in our shareholder engagement sessions, include:

•
Removal of options: The committee decided to remove option awards as a component of compensation for 2019, and increased the weighting on restricted performance share units (RPSUs) to 55% of equity for senior leadership team members. This change is consistent with what we heard from shareholders, and reflects our belief that performance-based equity provides greater alignment with shareholder interests.

•
Increased focus on cash flow as a balance sheet metric: In 2020, the cash flow metric(1) will become a cash flow per share metric. This decision was based on feedback from shareholders, as cash flow was determined to be a key indicator of company performance, and shareholders have indicated a preference for "per share" metrics.

•
Move to three-year targets on production and costs for RPSU measures: This change is designed to sharpen the focus on longer-term strategy and continuous production improvement and cost reduction. The three-year unit cost target for RPSUs is lower than the company's actual unit cost in 2019.

Shareholder engagement

A dynamic compensation program must be responsive to the evolving interests and concerns of shareholders. We actively solicit feedback from our shareholders to help assess how well we are achieving our objectives, and to guide us in making changes and refinements to our compensation structure to align it more closely with shareholder interests.

One of the ways we seek feedback is through the annual "Say on Pay" vote. Over the past five years, we have received strong support for our "Say on Pay" vote from shareholders, which averaged over 92% for four out of the past five years. In 2018, the majority of shareholders continued to support the pay program, however, overall approval dropped to 75%. This was due largely to one negative vote that had a significant impact, without which the approval level would have been higher than the average of previous years.

We also seek feedback by engaging with shareholders through a process of systematic annual outreach, which we first started in 2014. This process is coupled with ongoing discussions with investors throughout the year, and is specifically related to discussions on compensation and governance. In 2019, we contacted our top 30 largest shareholders who hold, in the aggregate, more than 50% of our issued and outstanding shares to offer meetings to discuss compensation, governance, and ESG matters (as discussed in more detail on page 60). We continue to incorporate feedback from these sessions in ongoing reviews of our compensation program.

Aligning compensation with shareholder returns

An important goal of the HRCC is to ensure compensation is properly aligned to shareholder returns over the long term. Kinross achieves alignment by tying compensation directly to company and individual performance, and by using equity to link executive pay with shareholder interests. For example, equity makes up 50% or more of SLT compensation, with 55% of the equity in restricted performance share units, which vest (and are settled in shares) only when specific performance targets are met. The CEO is required to hold five times his average salary in shares; currently, our CEO Paul Rollinson holds almost 15 times his salary in shares.

This large equity component of annual compensation and the significant value held in Kinross shares means that changes in the company's share price very directly impact the value of the compensation ultimately realized by executives.

Additional ways that compensation is linked to TSR include:

•
Annual TSR is one of the considerations used to determine the short-term incentive (STI) component of executive compensation;

•
TSR is considered in determining the size of the annual equity grant; and

•
TSR drives 50% of RPSU vesting.

1.
Free cash flow is a non-GAAP measure and is calculated as net cash flow from operating activities less capital expenditures.

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We will continue to seek shareholder input and are committed to ensuring that our compensation policies and practices effectively advance the interests of Kinross and its shareholders.

I encourage you to review the detailed discussion of our overall approach to compensation, changes made in 2019, and the specific decisions on executive compensation for 2019 that follows.

Finally, I strongly encourage you to exercise your "Say on Pay" rights as a shareholder by voting on the advisory resolution on the company's approach to executive compensation.

Thank you for your interest and support.

Sincerely yours,

Ave G. Lethbridge
Chair, human resource and compensation committee

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

PHILOSOPHY AND APPROACH

The following summarizes Kinross' compensation philosophy for senior executives, outlining the key objectives of the compensation program, as well as the key features which support meeting these objectives:

Kinross' compensation program includes the executive compensation program, which covers the senior leadership team, and the global compensation program. In 2019, the named executive officers (NEOs) included members of the SLT: the President and Chief Executive Officer (CEO) and his direct reports (the Senior Vice-President and Chief Financial Officer, the former Executive Vice-President and Chief Financial Officer, the Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, and the Executive Vice-President and Chief Technical Officer), all of whom participated in the executive compensation program, as well as the Senior Vice-President, Russia Operations, who participated in the global compensation program. These compensation programs include base pay, a short-term cash incentive and long-term equity incentives, as well as pension and other benefits.

COMPENSATION GOVERNANCE

Compensation oversight

Oversight of Kinross' director and executive compensation programs lies with the human resource and compensation committee.

In 2019, four independent directors sat on the human resource and compensation committee. The board determined that the composition of the committee should include the Chair of the board and at least one of the Chairs of the corporate governance and nominating committee or the audit and risk committee so that the human resource and compensation committee may benefit from their input and expertise.

All of the 2019 human resource and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations. At least two members have been directly involved in the design, review and implementation of evolving changes to major compensation programs at such organizations. In addition, one member has specific experience and expertise in executive compensation and human resources management, and one member currently serves on the compensation committee of another public issuer.

All of the members of the human resource and compensation committee are financially literate (as such term is defined in National Instrument 52-110 ). Two of its members also currently serve on the audit and risk committee at Kinross, with one

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EXECUTIVE COMPENSATION

being its Chair. The committee also includes directors with ongoing direct industry involvement and relevant regulatory background, resulting in a well-rounded skill and knowledge base.

In 2019, at least one human resource and compensation committee member was also a member of the corporate responsibility and technical committee thus helping to ensure that material operational risks identified by the corporate responsibility and technical committee are considered in determining executive compensation. The Chair of the human resource and compensation committee has previously served on the audit and risk committee and currently also sits on the corporate governance and nominating committee. The Chair of the corporate governance and nominating committee served on the human resource and compensation committee for part of the year.

You can find more information about the background, experience and independence of each human resource and compensation committee member by reading their profiles under "About the nominated directors", starting on page 28.

Say on Pay and shareholder engagement

Kinross is committed to engaging with its shareholders and gathering input and feedback on a range of matters, from corporate strategy to environmental, social and governance matters, and from company performance to executive compensation (see also "About shareholder engagement" on page 134). Kinross senior executives and board members meet with shareholders on a regular basis each year through various events, pre-arranged meetings, or discussions on the phone to discuss items of interest to those shareholders.

In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company's approach to executive compensation. Following each annual shareholder meeting, all voting results, including the results of the "Say on Pay" vote, are publicly filed under the company's profile on the SEDAR website at www.sedar.com. Our "Say on Pay" voting results are summarized below.

Year	Votes "for" (%)
2011	95.67

2012	78.47

2013	78.34

2014	74.75

2015	94.11

2016	88.76

2017	93.93

2018	92.75

2019	75.44

Kinross was disappointed with the level of support that was received for our "Say on Pay" vote in 2019, which was substantially lower than in recent years. Based on the voting pattern and our discussions with shareholders, we are confident that this did not reflect a general concern among a large number of shareholders with regard to our approach to executive compensation. As outlined below, we did conduct an extensive shareholder engagement program both prior to and following the advisory vote, and generally found our shareholders to be supportive. An analysis of the vote results showed that the difference between 2018 and 2019 support was as a result of one negative vote due to concerns with relative shareholders returns in 2018 and the total compensation to the CEO. We have held several productive discussions with this shareholder with a goal of understanding and addressing its concerns.

Our shareholder engagement program for compensation and governance was initiated in 2014 when we contacted shareholders who had holdings totaling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. Based on the success of our inaugural program and the constructive dialogue achieved between key shareholders and Kinross management and the board, we have made this systematic outreach process an annual event.

The feedback we receive during these meetings is shared with the human resource and compensation committee of the board and considered when reviewing our compensation programs. Over the past six years, it has been a factor that has influenced a number of changes that we have made to our compensation and governance programs.

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EXECUTIVE COMPENSATION

In 2019, we again contacted our 30 largest shareholders (with the exception of four broker-dealers), plus three other shareholders who had withheld / voted against one or more matters at that last annual shareholder meeting. These shareholders held, in aggregate, over 50% of our issued and outstanding shares. In each case, Kinross offered to make members of senior management, and/or a member of the board of directors if requested, available to discuss matters of interest to the shareholder relating to governance, executive compensation and ESG. Meetings or calls were arranged with those shareholders who expressed an interest, as well as with the two large proxy advisory firms. Kinross made materials available to the shareholder in advance of the meeting which were briefly reviewed as appropriate, but the majority of the discussion was dedicated to the matters of greatest interest to the shareholder. The focus of the meetings varied considerably, as noted below:

Among shareholders who wished to discuss executive compensation, we generally saw interest in some or all of the following topics:

•
"Say on Pay" vote result: a number of shareholders were interested to understand what had led to our lower support level on the 2019 "Say on Pay" vote, and what action we were taking to address this.

•
Performance metrics for compensation awards: shareholders had questions regarding the measures used in the short-term incentive plan and for the restricted performance share units. Generally, shareholders were interested in gaining a more detailed understanding of the measures and underlying calculations, but did not express concerns. Some specific feedback:

•
One shareholder indicated they felt the thresholds on the short-term incentive plan were too low.

•
Shareholders had differing views with regard to the relative total shareholder return metric in the short-term incentive plan, with some preferring this inclusion while others deemed it was not appropriate in a short-term plan. Mostly, shareholders were interested in better understanding the overall impact of shareholder returns on executive compensation.

•
There were several questions on the decision to measure cash flow in the short-term incentive plan, largely relating to the exact calculation of this measure, and how gold price will be considered. We have made some changes to our approach in measuring cash flow for 2020 partly as a result of this feedback.

•
Pay levels: Several shareholders expressed a general concern relating to pay levels among North American gold mining companies and a desire to see these reduced, or at least not increasing further.

•
Other: There were a range of other matters that were only raised by individual shareholders, including equity provisions on change of control, consideration of reserves or a return measure in compensation, peer group determination, employee diversity, and turnover.

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EXECUTIVE COMPENSATION

The following summarizes the changes we are making to our compensation program based in part on the feedback received through our shareholder engagement process in recent years:

Feedback	Response
"Say on Pay" vote result	•	Engaged with large non-supporting shareholder during proxy season and as part of our annual outreach during both the 2018-19 cycle and the 2019-20 cycle.
	•	Continued our shareholder outreach to our largest shareholders to provide context on the 2019 "Say on Pay" result and give shareholders an opportunity to express any concerns.

Performance metrics – short-term incentive	•	Recognizing that gold price had had a significant positive impact on the company's performance on the cash flow(1) metric, the human resource and compensation committee exercised discretion to reduce the performance multiplier on this metric.
	•	In addition, for 2020, performance targets are differentiated for different gold price ranges to better align rewards to management performance and incent the desired behaviours.
	•	For 2020, cash flow(1) will be measured on a "per share" basis in response to requests received from shareholders in prior years for a "per share" metric.

Performance metrics – restricted performance share units	•	For the 2020 grant, three-year measures have been established for cost and production, and annual measures are no longer included in this plan. The three-year cost target is below the 2019 actual cost level.
•

The threshold for the three-year cost and production targets is established at 50% vesting level, and there is no longer any opportunity for vesting below this level. For grants prior to 2020, threshold performance was tied to 0% vesting, such that it was possible to achieve vesting levels between 0 and 50%.

Pay for performance alignment	•	Eliminated stock options and increased the weighting on performance share units within the long-term incentive plan.
	•	Shareholder returns affect compensation realized by the CEO in many ways:
• Relative total shareholder returns impact 10% of the company portion of his short-term incentive and determine the vesting for 50% of the restricted performance share units.
• The absolute returns are also considered when determining the vesting of restricted performance share units and they determine 100% of the value of the equity that the CEO ultimately realizes.

Pay levels	•	The total cost of management has decreased as a result of the changes made to the senior leadership team in 2019.
	•	Compensation for the CEO remains below 2013 levels, and has remained relatively flat over the past six years.
	•	New executives have lower target compensation levels than their predecessors.
	•	The midpoint of the target range for long-term incentives for the senior leadership team has been reduced and the target range extended at the lower end.

1.
Free cash flow is a non-GAAP measure and is calculated as net cash flow from operating activities less capital expenditures.

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EXECUTIVE COMPENSATION

The human resource and compensation committee takes seriously the feedback received from our shareholders, and considers it in the annual review of our compensation programs. We appreciate the time that our shareholders take to meet with Kinross and share their views, and the opportunity to have a dialogue regarding our programs. As in prior years, shareholders have also expressed their appreciation for our ongoing engagement, and for the committee's ongoing efforts to oversee and enhance the compensation program and its disclosure.

Managing risk

Within the context of Kinross' risk oversight practices, the human resource and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company's strategy without taking undue risks.

Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:

What we do

✓	Link incentive compensation measures to strategic and annual objectives

✓	Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure

✓	Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement

✓	Tie pay to performance by having more than 75% of NEO total direct compensation "at-risk", with annual incentive awards determined based on operational and relative performance

✓	Cap incentive payments (150-200% of target on short-term incentives, and 150-200% of target on restricted performance share unit vesting)

✓	Align realized pay to total shareholder returns by providing a significant portion of total compensation in equity awards

✓	Benchmark compensation against a size and industry appropriate comparator group and target compensation in the median range

✓	Align interests of executives with those of shareholders through meaningful share ownership guidelines

✓	Use an independent compensation advisor

✓	Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures

✓	Provide shareholders with a "Say on Pay" and conduct an annual shareholder outreach

✓	Maintain an incentive compensation recoupment policy, for recoupment of incentive compensation from members of Kinross' senior leadership team who engage in misconduct which results in an accounting restatement and in the individual receiving or realizing a higher amount of incentive compensation than such individual would otherwise have received

✓	Maintain double-trigger change of control severance provisions in executive agreements

✓	Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs

✓	Implement equity plans that prohibit option cash buyouts and repricing

✓	Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares

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What we don't do

✗	Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs

✗	Credit additional years of service not earned in the retirement plan

✗	Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits

✗	Reprice or reload options

✗	Provide loans to executives

✗	Provide excise tax gross-ups for change-in-control payments

Annual risk review

Each year, the human resource and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.

This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.

As part of its compensation risk review in 2019, the human resource and compensation committee completed the following:

Reviewed "risk" in Kinross' global compensation programs
Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the company.

Process	The human resource and compensation committee reviewed Kinross' compensation programs, practices and documentation in the context of:
	•	incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;
	•	Canadian Securities Administrators' examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and
	•	key business risks.

Outcome	The human resource and compensation committee has reviewed Kinross' compensation programs and practices and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resource and compensation committee is comfortable that Kinross' key business risks and related performance measures are appropriately considered in our incentive plans.

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Stress-tested the senior leadership team's compensation
Objective	Consider a range of performance outcomes, and how these would affect compensation payable to determine if rewards are appropriate under various scenarios.

Process	The human resource and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:
• base salary fixed at current levels;
• short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);
• all outstanding LTI at a range of possible future values:
• share prices ranging from -50% up to +100%; and
• RPSUs vesting at 50%, 100% and 150% of granted units.
In addition, the human resource and compensation committee reviewed the variation in the mix of equity realizable under different share price scenarios.

Outcome	The human resource and compensation committee is satisfied that the range of possible outcomes delivered by Kinross' compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

Reviewed realizable pay
Objective	Understand actual compensation outcomes for the CEO relative to peers, and review the effectiveness of the executive compensation program in aligning pay to performance.

Process	The human resource and compensation committee reviewed a range of realized and realizable pay calculations as follows:
	•	Reviewed both realized pay and realizable pay for the CEO calculated using: Equilar, ISS, Conference Board Working Group, CalPERS and SEC "compensation actually paid" methodologies;
	•	Compared realized / realizable pay and performance to the peer group as well as to the seven North American gold companies in the peer group over a three year period (2016-2018); and
	•	Considered several different readily available performance measures: net income, revenue growth, total shareholder returns and change in operating cash flow.

Outcome	The human resource and compensation committee is satisfied that both realized and realizable pay over the three-year period when considered relative to peers demonstrated pay for performance alignment.

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Independent advice

The human resource and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer's mandate includes:

•
Competitive market benchmarking analysis for the senior leadership team;

•
Competitive market benchmarking analysis for the independent directors; and

•
Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC), and as such is affiliated with a number of other specialized organizations also owned by MMC such as Oliver Wyman, Marsh Canada and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.

Mercer's professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies. As such, fees paid by Kinross to Marsh Canada of $1,428,834 do not impact or influence the compensation paid to Kinross' board advisor. The board is confident that Mercer's independence and objectivity is not compromised by the relationships the company has with other MMC entities and continues to consider Mercer to be independent. Detailed below is the Securities and Exchange Commission (SEC) six factor independence test which is reviewed annually by Kinross' human resource and compensation committee.

1.
Provision of other services to Kinross Gold Corporation by the advisor's employer

2.
Amount of fees received from Kinross Gold Corporation by the advisor's employer as a percentage of employer's annual revenue (revenue concentration percentage)

3.
Policies and procedures of the person that employs the advisor designed to prevent conflicts of interest

4.
Any business or personal relationship of the advisor with a member of the compensation committee

5.
Any stock of the issuer owned by the advisor or his or her immediate family

6.
Any business or personal relationship of the advisor with an executive officer at Kinross Gold Corporation

Although Mercer provides independent advice to the human resource and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.

In respect of fiscal 2019, Mercer conducted a competitive benchmarking analysis for the senior leadership team members, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the six human resource and compensation committee meetings in 2019.

The human resource and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation. From time to time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resource and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services.

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Below is a summary of the fees paid to Mercer for its services to the human resource and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.

Services provided	2019 (US$)(1)	Services provided	2018 (US$)(1)
Executive compensation-related fees	$44,472	Executive compensation-related fees	$64,527

Competitive benchmarking analysis for the NEOs and independent directors		Competitive benchmarking analysis for the NEOs and independent directors

Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure

Governance updates		Governance updates

Attendance at human resource and compensation committee meetings		Attendance at human resource and compensation committee meetings

Other fees – Mercer	$65,258	Other fees – Mercer	$62,297

Published surveys, industry data, market benchmark		Published surveys, industry data, market benchmark

Global mobility membership		Global mobility membership

Other fees – affiliated organizations	$1,428,834	Other fees – affiliated organizations	$1,415,288

Marsh Canada Limited – insurance brokerage fees		Marsh Canada Limited – insurance brokerage fees

1.
Fees paid to Mercer and affiliated companies were either in U.S. dollars, or in Canadian dollars and converted to U.S. dollars for purposes of this table, using the following US$ exchange rates for CAD$1.00: 2019 – 0.7699; 2018 – 0.7330.

Annual review and decision-making

Meeting the objectives of the company's executive compensation program requires careful consideration of several key factors:

•
market comparators

•
compensation elements and mix

•
executive share ownership

•
paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under "Compensation governance" on page 59.

The human resource and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on changes made as a result of the 2019 review are described in the following sections.

Market and peer reviews

To ensure that our executive compensation program continues to meets its key objective of "enabling Kinross to attract and retain high performing executives", the human resource and compensation committee approves the companies in Kinross' compensation comparator group on an annual basis. In 2019, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a company needed to meet the criteria noted.

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EXECUTIVE COMPENSATION

In completing this review and making changes, the human resource and compensation committee:

•
Considered shareholder feedback relating to the composition of the comparator group;

•
Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets;

•
Looked to keep a high proportion of the comparator group in the gold mining sector; and

•
Considered companies that were between one-third and three times Kinross' size on either market capitalization and/or revenue. We used the combination of revenue and market capitalization as a better measure of size than market capitalization alone, considering revenue as a good proxy for production.

As a result of this review, the committee removed New Gold, a company with limited geographic diversity, from the comparator group, and replaced it with B2Gold, a Canadian gold mining company with global operations. As well, Randgold and Goldcorp are no longer in the comparator group, as a result of being acquired by Barrick Gold and Newmont, respectively.

Kinross' size relative to the comparator group (based on revenue and market capitalization) was considered in the review to ensure there was an appropriate balance of smaller and larger companies in the group. As the charts below show, the majority of companies in the comparator group are within our criteria for revenue and/or market capitalization, and there is an appropriate mix of small and large companies as measured by revenue and market capitalization.

Revenue 5 Year Average (US$millions)	Market Capitalization 5 Year Average (US$millions)

The following chart shows the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):

Comparator group by industry

Figures in chart may not add up to 100% due to rounding.

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The following is the 2019 compensation comparator group, along with the financial data considered by the human resource and compensation committee when it approved the comparator group in the first half of 2019:

			Revenue (US$millions)		Market Cap (US$millions)

Company (TSX or NYSE Ticker Symbol)	Industry (GICS)	Scope of Operations(2)	5 Year Average (2014-2018)(1)	Dec 31/18(1)	5 Year Average (2014-2018)(1)	2018 Average(1)
Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico	$2,091	$2,191	$8,437	$9,526

AngloGold Ashanti Limited (AU)	Gold	Argentina, Australia, Brazil, Democratic Republic of Congo, Ghana, Guinea, Mali, South Africa, Tanzania	$4,270	$3,943	$4,733	$3,856

B2 Gold Corporation (BTO)	Gold	Philippines, Namibia, Nicaragua, Mali	$717	$1,225	$2,073	$2,626

Barrick Gold Corporation (ABX)	Gold	Argentina, Canada, Chile, Cote d'Ivoire, Democratic Republic of Congo, Dominican Republic, Mali, Papua New Guinea, Saudi Arabia, Senegal, Tanzania, U.S., Zambia	$8,689	$7,243	$16,812	$14,748

Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada, Kazakhstan, U.S.	$1,888	$1,614	$5,193	$4,183

Eldorado Gold Corp. (ELD)	Gold	Canada, Greece, Turkey	$566	$459	$2,613	$772

First Quantum Minerals Ltd. (FM)	Copper	Australia, Finland, Mauritania, Panama, Spain, Turkey, Zambia	$3,200	$3,966	$7,779	$9,194

Gold Fields Limited (GFI)	Gold	Peru, Ghana, Australia, South Africa	$2,684	$2,578	$3,039	$2,811

IAMGOLD Corporation (IMG)	Gold	Canada, Burkina Faso, Mali, Suriname	$1,024	$1,111	$1,618	$2,284

Lundin Mining Co. (LUN)	Copper	Brazil, Chile, Portugal, Sweden, U.S.	$1,600	$1,726	$3,410	$4,153

Newcrest Mining Limited (NCM)	Gold	Australia, Canada, Papua New Guinea	$3,530	$3,562	$10,195	$12,027

Newmont Corporation (NEM)	Gold	Australia, Canada, Dominican Republic, Ghana, Suriname, Peru, U.S.	$6,849	$7,253	$15,647	$19,222

Teck Resources Limited (TECK/B)	Diversified Metals & Mining	Canada, Chile, Peru, U.S.	$8,032	$9,697	$10,450	$14,455

Yamana Gold Inc. (YRI)	Gold	Argentina, Brazil, Canada, Chile	$1,789	$1,798	$3,547	$2,634

1.
Source of revenue and market capitalization: Bloomberg, using US Ticker.

2.
Scope of operations information was gathered from each company's corporate website.

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new members of the senior leadership team, when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the SLT, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits), and market best practices. In addition, the human resource and compensation committee reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross' compensation relative to the general Canadian market.

Each compensation element for each SLT member is reviewed against the 25th, 50th and 75th percentiles for comparable positions within the comparator group. The company targets total compensation in the median range of the comparator group, however other factors will influence the position of an executive's actual total compensation in any given year, including: the number of applicable comparator positions, internal equity, time in role, unique roles and responsibilities, and company and/or individual performance. Emphasis is placed on incentive or "at-risk" compensation so that total compensation reflects performance. Where an executive is new to the role or executive performance is below expectations, total compensation will be lower relative to the market; where executives achieve exceptional results, it will result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resource and compensation committee in determining compensation for executives.

In addition, the company maintains a performance peer group, which is limited to the ten gold companies in the compensation comparator group. As these companies are subject to the same commodity cycle and price pressures, we believe they are the most relevant group for assessing performance. The human resource and compensation committee considers this peer group when assessing Kinross' relative total shareholder returns and relative performance on other metrics.

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Compensation mix

To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and "at-risk" compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross' long-term strategy and the interests of shareholders, and reinforce Kinross' strategic performance and execution of strategic objectives. The human resource and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short-, and long-term incentives) for the senior leadership team. The target mix is reviewed annually to ensure that it continues to be effective and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix. For example, the committee intends that a minimum of 50% of total direct compensation be in the form of equity. For 2019, after the initial compensation recommendations were prepared and the mix reviewed, the decision was made to adjust Mr. Tomory's cash and equity compensation to achieve this target, as outlined in greater detail under "Using Discretion".

The mix in direct compensation achieved in 2019 for Kinross' CEO and the average mix for the other NEOs is set out below. Further details regarding each element of compensation can be found under "Components of Executive Compensation" starting on page 75.

2019 Compensation mix – President and CEO(1)(2)
Paul Rollinson	Actual (US$)

Base salary	1,077,860

Short-term incentive	1,736,432

Equity – RPSUs	1,837,751

Equity – RSUs	1,503,615

Total equity	3,341,366

Total "at-risk" compensation	5,077,798

2019 Average compensation mix – Other NEOs(1)(2)(3)
Other NEOs (excluding CEO)	Actual (US$)

Base salary	399,890

Short-term incentive	415,657

Equity – RPSUs	450,728

Equity – RSUs	375,913

Total equity	826,641

Total "at-risk" compensation	1,242,298

1.
Compensation is in Canadian dollars and was converted to U.S. dollars for purposes of these graphs using the exchange rate of CAD$1.00 = US$0.7699.

2.
In 2019, total "at-risk" compensation reflects annual compensation figures paid or granted only, and does not include any one-time cash- or equity-settled grants given within the calendar year.

3.
Mr. Giardini, former Executive Vice-President & Chief Financial Officer, departed the company on May 1, 2019 and has been excluded from the calculation of average compensation mix for other NEOs.

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The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. The human resource and compensation committee increased the RPSU weighting on five occasions from 2008 to 2018, such that RPSUs had made up 50% of the equity granted to the members of the senior leadership team since 2015 (2014 in the case of the CEO). For the 2019 annual compensation awards, the committee removed options from the equity mix and further increased the weighting on RPSUs to 55% for the senior leadership team and 50% for other Senior Vice-Presidents, in order to create better alignment with shareholder interests by putting a greater emphasis on performance-based equity. The weighting on restricted share units (RSUs) increased to 45% for the senior leadership team and 50% for other Senior Vice-Presidents.

In all other aspects, the human resource and compensation committee concluded that the company's compensation mix in 2019 met its stated objectives.

Share ownership

An important objective of Kinross' executive compensation plan is to align executive interests with Kinross' long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives (most of which are settled in common shares) as a significant portion of annual compensation, and require senior executives to hold common shares.

Kinross implemented a share ownership policy for its senior leadership team in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive's RPSUs in the calculation in 2012. In 2018, the policy was expanded to include other senior executives. No change to the policy is currently planned in 2020; however, Kinross will be completing its annual review of its programs later this year to ensure alignment with market best practices, its long-term strategy, and the interests of shareholders.

Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, equity-settled restricted share units, and/or RPSUs (but not options or cash-settled restricted share units), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or equity-settled restricted share units (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership.

Kinross prohibits the senior leadership team, executives, employees, and directors from hedging personal holdings against a decrease in the price of our common shares.

While the company has not implemented a holding policy, as a practice Kinross executives generally hold most of the shares they receive, both before and after meeting the share ownership requirements. For example, our CEO has not sold any shares in the past nine years, except to cover taxes payable in connection with the issuance of these shares. The following table shows the status of each NEO's holdings relative to the share ownership requirements on December 31, 2019. All of Kinross' NEOs who have reached the deadline for achieving their share ownership requirements have met or exceeded their requirements.

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Name	Eligible share holdings(1),(2),(3)						2019 share ownership

	Value of RSUs (US$)	Value of RPSUs (US$)	Value of common shares (US$)	Value of total (US$)	Required multiple of average salary	Required value(4) (US$)	Holdings multiple of average salary	Multiple of requirement met	Deadline to meet requirement(5)

	# of RSUs	# of RPSUs	# of common shares	# of total
J. Paul Rollinson	$1,461,179	$4,954,536	$9,602,514	$16,018,229	5x	$5,389,300	14.9x	3.0	n/a (Met deadline	)
	308,098	1,044,691	2,024,743	3,377,532

Andrea S. Freeborough	$238,805	$221,482	$663,127	$1,123,414	3x	$854,034	3.9x	1.3	May 1, 2022
	50,353	46,701	139,824	236,878

Geoffrey P. Gold	$577,659	$1,957,780	$3,491,917	$6,027,356	3x	$1,655,285	10.9x	3.6	n/a (Met deadline	)
	121,803	412,809	736,290	1,270,902

Paul B. Tomory	$330,511	$951,503	$587,165	$1,869,179	3x	$1,216,442	4.6x	1.5	n/a (Met deadline	)
	69,690	200,630	123,807	394,127

Claude J.S. Schimper	$710,694	$329,154	$52,159	$1,092,007	2x	$507,732	4.3x	2.2	April 1, 2021
	149,854	69,404	10,998	230,256

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs.

3.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7699.

4.
Based on the average year-end base salary for the years 2017, 2018 and 2019. Average year-end salary is in Canadian dollars and was converted to U.S. dollars using the exchange rate of CAD$1.00 = US$0.7699, with the exception of Mr. Schimper's salary which is in U.S. dollars.

5.
Ms. Freeborough was promoted to Senior Vice-President and Chief Financial Officer on May 1, 2019 and has three years from her promotion date to meet her share ownership requirements. Mr. Schimper has three years to meet his share ownership requirements from April 1, 2018, the date the policy was expanded to include certain other senior executives.

Using the market value of a common share on the TSX on December 31, 2019 of CAD$6.16 to value his holdings, the aggregate value of Mr. Rollinson's total eligible share holdings was:

	Eligible share holdings – Market Value

Name	Value of common shares (US$)	Value of RSUs (US$)	Value of common shares + RSUs (US$)	Value of RPSUs (US$)	Value of total (US$)
J. Paul Rollinson	$9,602,514	$1,461,179	$11,063,693	$4,954,536	$16,018,229

How we pay for performance

A substantial portion of the NEO's compensation is at risk and linked to the company's performance:

•
short-term incentive payments are determined based on annual company performance,

•
RPSUs vest based on company performance over a three-year period, and

•
the realized value from equity incentives reflects share price performance over time.

Kinross' annual operating performance objectives are laid out in its Four Point Plan, with certain strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT measures). Each year, the board considers the key priorities and approves the specific performance measures and associated metrics for the year for the SLT measures, which are linked to the company's core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under "Assessing 2019 company performance" on page 76. From the company Four Point Plan, more detailed tactics and objectives are cascaded to create site Four Point Plans, which in turn form the foundation of department and individual objectives.

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At the end of the year, company performance is assessed based on the company Four Point Plan and SLT measures, site performance is assessed based on the site Four Point Plan, and individual performance is assessed based on related individual objectives. Site and company Four Point Plan multipliers are determined based on an assessment of performance relative to targets established at the start of the year, and are used in determining short-term incentive payouts for all participating employees across the company. In addition, company performance is reviewed relative to competitor companies and a company performance multiplier is determined for the SLT measures. Individual performance is assessed and an individual multiplier is determined for short-term incentive purposes. Finally, a multiplier is determined for long-term incentives based on individual and company performance, as well as the overall pool for equity awards approved by the human resource and compensation committee. These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.

After reviewing the initial compensation recommendations, the CEO and the human resource and compensation committee may make adjustments to the recommendations for senior leadership team members based on pay mix, market positioning, internal equity, retention and shareholder returns, as well as extraordinary circumstances.

For executives who are not members of the senior leadership team, the calculations are more formulaic and determined based on the multipliers outlined above.

For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see "2019 SLT and Four Point Plan measures" on page 79, and "Individual performance – Named executive officers", starting on page 91.

Using discretion

Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resource and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

In respect of compensation outcomes for 2019, the human resource and compensation committee applied its judgment in the assessment of company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formulae were generally appropriate. However, the committee did exercise its discretion in two ways:

  1.
  The company's performance on the cash flow(1) measure of the SLT measures was in line with the maximum of the range, and would have thus been eligible for a performance multiplier on this measure of 150%. However, while recognizing that operational performance was strong, management and the committee also considered that gold price had been an important factor in this outperformance, and thus recommended and approved a reduced performance score of 135% on this measure. In making this decision, the committee also considered that the company performance multiplier on the SLT measures should generally not exceed that determined for other employees under the Four Point Plan.

  2.
  In the case of Mr. Tomory, the CEO recommended and the committee approved an adjustment to reduce the short-term incentive by CAD$40,000 and increase the long-term incentive by the same amount to achieve a better balance between cash and equity.

The human resource and compensation committee did not exercise any other discretion to change the compensation outcomes.

(1)
Free cash flow is a non-GAAP measure and is calculated as net cash flow from operating activities less capital expenditures.

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Compensation approval process

The executive compensation process depends on assessing company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

The CEO evaluates his direct reports based on their performance against individual objectives and their contribution to overall company performance. Based on that assessment, he makes a recommendation for approval to the human resource and compensation committee regarding their individual short-term incentive component. The CEO and human resource and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined under "Using discretion" on page 73.

For executives in roles below the senior leadership team, the process is generally similar, with their leaders making recommendations which are reviewed and approved by the senior leadership team.

Details of the compensation granted to the NEOs are reported in the "Key summary tables" starting on page 101.

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COMPONENTS OF EXECUTIVE COMPENSATION

The table below summarizes the components of our 2019 compensation plans applicable to all NEOs. More information about the individual components and mix can be found under "Description of compensation program components" on pages 114 to 123.

Component	Form	Period	How we determine the award
Base salary	Cash (page 114)	One year	Based on role, market comparators, internal equity, individual experience, and performance.

Short-term Incentive	Cash (page 115)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company and individual performance, and consider overall pay mix guidelines.

Long-term incentive (pages 116-121)	Restricted share units (RSUs) (page 117)	Three years; vest in thirds over three years	Target grant value based on market comparators and internal equity.

Actual grant value may be above or below target based primarily on company and individual performance.

The human resource and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For the 2019 grant (granted in February 2020), RSUs made up 45% of the SLT's annual long-term incentive award (15% cash-settled and 30% equity settled), and 50% for other SVPs (100% equity settled).

Restricted performance share units (RPSUs) (pages 119)	Three years; vest at end of three years, based on performance relative to targets	Target grant value based on market comparators and internal equity.

Actual grant value may be above or below target grant value based primarily on company and individual performance.

The final number of shares vested is based on company performance relative to performance measures. For the 2019 grant, these measures were: relative total shareholder return; production; and all-in sustaining cost per gold ounce sold(1) .

For the 2019 grant, RPSUs made up 55% of the SLT's annual long-term incentive award, and 50% for other SVPs. RPSUs are 100% equity-settled.

Options (page 120)	Seven year term; vest in thirds over three years	Target grant value based on market comparators and internal equity.

Actual grant value may be above or below target based primarily on company and individual performance.

For the 2019 grant, options have been removed from the equity mix.

Employee benefits and perquisites	Benefits and perquisites (page 121)	Ongoing	Based on market comparators.

Includes life, accidental death & dismemberment, critical illness and disability insurance, health & dental coverage, benefit reimbursement plan, security services, benefits for expatriate employees (premiums, travel and tax benefits), and other benefits.

	Employee share purchase plan (page 122)	Continuous based on eligibility requirements	Employees, including NEOs, may contribute up to 10% of their base salary. 50% of the participant's contribution is matched by the company on a quarterly basis and total contributions are used to purchase company shares.

Retirement plans	Executive retirement allowance plan (ERAP) and other employee retirement plans (page 123)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus for the senior leadership team and up to 10% of salary for other NEOs.

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2019.

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2019 RESULTS

Assessing company performance

Determining appropriate metrics to measure company performance in the short-term and long-term is a critical first step in achieving the objectives of our compensation programs. These performance measures:

•
help align executive interests with Kinross' long-term strategy and the interests of shareholders,

•
reinforce Kinross' operating performance and execution of strategic objectives, and

•
support pay for performance alignment in a way that is transparent and understood by all stakeholders.

This requires that we thoughtfully establish measures which reflect the key decisions executives make to deliver long-term value and measure items within the control of our executives. Gold mining is a capital intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company. Longer term company performance is measured through our restricted performance share units, and through the share price as reflected in the realized value of the equity executives receive.

The following is an overview of the measures in our short- and long-term incentive plans:

1.
Free cash flow is a non-GAAP measure and is calculated as net cash flow from operating activities less capital expenditures.

2.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Kinross' Management's Discussion and Analysis for the year ended December 31, 2019.

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TSR and Executive Compensation
One of the principles of our executive compensation program is to align executive interests with Kinross' long-term strategy and those of shareholders. We accomplish this in a number of ways:

•
Incentive plan measure: We include shareholder returns as a metric in both our short-term incentive plan and in our RPSUs. Currently 10% of our executives' short-term incentives is determined based on one-year relative total shareholder returns, and 50% of the vesting of our RPSUs is determined by three-year relative total shareholder returns. For RPSUs which vested from 2012 through 2016, this resulted in the forfeiting of all shares associated with this measure due to weak performance, thus further aligning the experience of our executives to that of shareholders;

•
Equity grants: The size of equity grants reported in the "Summary compensation table" considers shareholder returns;

•
Equity-settled: The majority of the equity granted to executives is in the form of shares (rather than cash-settled or "phantom" equity);

•
Ownership requirements: We require executives to hold shares within our share ownership guidelines; and

•
Realizable compensation: Above all, the final value of the equity realized by an executive is directly related to share price performance. When the share price drops between the time of grant and date the equity vests, the value vesting reflects the lower share price and can be significantly lower than the value granted and reported in the "Summary compensation table".

Measuring company performance in our short-term incentive plan

The following summarizes our approach to establishing measures under our short-term incentive plan:

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Our employees are measured against the Four Point Plan and, as shown above, our senior leadership team members are measured against certain key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company aligned to the long-term interests of shareholders without undue risk-taking. In developing these metrics, we first identified the key elements of our strategy – the key areas the executives must manage each year – and then determined an appropriate metric(s) to measure company success in each area. These strategic areas and the metrics identified to measure each are shown below:

Key strategic area	Rationale	Metric
Corporate responsibility	How the company acts with regard to health & safety, environment, social & governance (ESG) matters determines our 'license to operate', and thus could significantly impact our operations. This metric reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization.	**Corporate responsibility performance metric:** incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric. In the case of a fatality, there is an automatic 5% deduction from the total company score.
Operational and financial performance	Annual operational performance determines financial success over the short and long term. Rather than measuring financial outcomes that are largely determined by gold price, the focus is on the two key drivers within the company's control that determine revenue and cash flow, namely production and cost.	**Delivering against guidance:** measures how well we deliver on our commitments to the market against the key publicly reported operational and financial metrics: production, all in sustaining cost[1], and capital. **Total cost:** supports a continued focus on managing our costs, which is critical to maintaining profitable operations in a volatile gold price environment.
Balance sheet	A strong balance sheet is critical to enable us to proactively manage our business and invest in both organic and inorganic growth projects. A strong balance sheet allows us to withstand industry cycle volatility.	**Free Cash Flow[2]:** measures our ability to manage costs, judiciously allocate capital, increase margins and maintain a strong liquidity position. For 2020, our balance sheet performance will be measured using free cash flow per share.
Shareholder returns	Inclusion of shareholder returns is intended to reinforce alignment with shareholders in the cash compensation that executives receive. The use of a relative measure helps mitigate against gold price volatility.	**Relative total shareholder returns:** measured over a one year period, compared to our performance peer group.
Building for the future	A key responsibility of management is making capital allocation decisions for the long term benefit of the company and shareholders. This metric is intended to assess the outcome of those capital allocation decisions, other strategic decisions, and to capture other items which affect the value of our assets and the company.	**Deliver targeted strategic accomplishments:** an assessment of performance on delivery on capital investments and key initiatives that are critical for advancing the company's organic growth agenda, reducing costs and continuing to position the company well for the future. May include increasing reserves, mine life extensions, M&A, etc.

1.
All-in sustaining cost is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Kinross' Management's Discussion and Analysis for the year ended December 31, 2019.

2.
Free cash flow is a non-GAAP measure and is calculated as net cash flow from operating activities less capital expenditures.

It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy); however, the metrics used to measure them may vary, and are aligned to the priorities and deliverables for each calendar year. For example, the metric for "Building for the future" is adjusted each year to align to the critical priorities in that year relating to delivering capital projects, achieving value from past investments / acquisitions, exploration, and other similar matters.

In addition to assessing company performance against these objectives, the board also considers the company's performance relative to our gold mining competitors. The assessment of company performance is not solely a formulaic process and judgment is exercised in determining the final multiplier.

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2019 SLT and Four Point Plan measures

In early 2019 management and the human resource and compensation committee agreed to several priorities for the year:

–
Continuing to deliver the fundamentals:

•
Driving best in class safety and corporate responsibility

•
Meeting or exceeding guidance

•
Driving positive cash flow through all operations

•
Maintaining a strong balance sheet – recognizing that capital expenditures are a planned investment in our future

–
Continuing to improve and grow, through:

•
A focus on project execution: evaluating alternative approaches to further increase throughput at Tasiast; completing Phase W at Round Mountain and Vantage Complex at Bald Mountain; advancing Gilmore at Fort Knox

•
A continued strong focus on government relations

•
Continuing to look for future production

The SLT measures noted above were appropriate to measure these priorities, with the actions related to "continuing to improve and grow" incorporated in the Targeted Strategic Accomplishments. Performance on each measure, and for the final company multiplier, can range from 0% to 150%, and the company multiplier determines approximately 60% of the short-term incentive payment for senior leadership team members.

The following are the targets established for each of the SLT measures for 2019, along with performance results achieved, and the rating approved for that measure. Assessment of performance on each measure requires judgment and does not reflect a formulaic determination. For example, our performance on the cash flow2 measure was in line with the maximum of the range, and would have thus been eligible for a performance multiplier on this measure of 150%. However, while recognizing that operational performance was strong, management and the committee also considered that gold price had been an important factor in this outperformance, and thus recommended and approved a reduced performance score of 135% on this measure.

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1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Kinross' Management's Discussion and Analysis for the year ended December 31, 2019.

2.
Free cash flow is a non-GAAP measure and is calculated as net cash flow from operating activities less capital expenditures.

3.
The company's performance on the cash flow measure was in line with the maximum of the range, and would have thus been eligible for a performance multiplier on this measure of 150%. However, as noted above, while recognizing that operational performance was strong, management and the committee also considered that gold price had been an important factor in this outperformance, and thus reduced the score to 135%.

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In establishing the 2019 performance targets against the above measures, the human resource and compensation committee considered prior year targets and actual performance as well as expected 2019 performance and challenges, as follows:

•
Corporate responsibility performance metric: the 2019 target was set in line with the 2018 target and above the 2018 actual result. This recognized that the company has already achieved a very high level of performance and that we want to incent maintaining such a level, while recognizing that this, in itself, is a significant accomplishment.

•
Delivering against guidance: 2019 production guidance was set in line with 2018 guidance and slightly above 2018 actual results while cost guidance was set largely in line with 2018. This target recognized our strong operational and financial performance in 2018, with standout performances from Paracatu and Bald Mountain, and incented continued strong performance in 2019, with production and costs at similar levels to 2018.

•
Total cost: the 2019 range was similar to that in 2018, with the target aligned to the 2019 budget.

•
Free cash flow (1): this was a new measure for 2019 with targets aligned to the 2019 budget.

•
Relative TSR: the 2019 target was set above the median of the performance group (6th rank), in line with the 2018 target and above the 2018 actual result of 10th rank.

•
Deliver targeted strategic accomplishments: as the projects / initiatives and the associated metrics included in this category vary substantially from year to year, the targeted number of points to be achieved may also vary. For 2019, the number of points required as a percentage of maximum points was the same as that established in 2018.

As outlined above, the company had a strong year:

•
Industry leading health and safety performance, and excellent performance in Environment, Social, and Governance (ESG) indicators, including the lowest energy-use and greenhouse gas emission intensities among gold industry peers;

•
Strong performance from our portfolio of mines, outperformance from our three largest mines, increased production and lowered costs leading to robust cash flow, meeting our production, cost and capital guidance for the eighth consecutive year;

•
Continued balance sheet strength during a phase of growth and investment, with total liquidity improving to over $2 billion at year end, the sale of our royalty portfolio and remaining shares in Lundin Gold contributing to balance sheet strength, and no debt maturities until September 2021; and

•
Production profile strengthened and progress made on building for the future including:

•
Approval and launch of the capital efficient Tasiast 24k expansion project and completion of the IFC-led project financing;

•
Acquisition of the high-quality and highly prospective Chulbatkan project in Russia;

•
Completion of the Round Mountain Phase W and Bald Mountain Vantage Complex projects in Nevada;

•
Fort Knox Gilmore project in Alaska proceeding on schedule and on budget with stacking on the new heap leach pad expected to commence in Q4 2020;

•
In Chile, the La Coipa Restart project, which has strong economics, adds to our production profile, and provides optionality to continue studying opportunities in the area, is proceeding well, and the pre-feasibility study at Lobo-Marte is proceeding as planned and scheduled to be completed mid-year;

•
At Paracatu, significant additions to mineral reserve and resource estimates more than offset depletion and improved the mine's long-term production outlook, while the mineral reserve additions from exploration programs at Kupol and Chirano extended mine life at both operations;

•
Addition of 7.7 million gold ounces to estimated measured and indicated resources, a 28% year-over-year increase; and

•
Shareholder returns increased significantly, with a year-over-year 46% improvement in TSR in 2019, compared with a year-over-year 25% decrease in 2018, resulting in an improved ranking versus our industry peers.

1.
Free cash flow is a non-GAAP measure and is calculated as net cash flow from operating activities less capital expenditures.

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The human resource and compensation committee thus assigned the ratings against the performance measures as shown above to reflect this performance. Overall, the committee felt that a company multiplier of 109% appropriately reflected the year.

Prior year performance assessments were as follows:

Year	Company performance multiplier
2013	110%

2014	95%

2015	100%

2016	107%

2017	118%

2018	97%

2019	109%

Company performance for employees under the global compensation program is measured against the Four Point Plan. The weighting on company performance varies by level across the organization, and the multiplier can range from 0 – 150%. The following outlines the Four Point Plan objectives and ratings for 2019:

Measure	Weighting	Rating
ESG (health, safety, environment, community relations and people)	25%	123%

Financial and operational metrics (production, cost, cash flow, capital management)	40%	97%

Building for the future (exploration, delivering capital projects, building future cash flow)	30%	113%

Continuous improvement and innovation	5%	120%

Total	100%	109%

Employees under the global compensation program are also assessed against site specific objectives. The weighting varies by level across the organization, and the multiplier can range from 0 – 150%.

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Measuring company performance in our long-term incentive plan

RPSU performance measures

Setting the RPSU performance measures is an important cornerstone in achieving the objectives of the long-term incentive program. Every year the human resource and compensation committee reviews the RPSU measures and associated weightings to ensure they continue to be aligned with our strategy and key performance drivers for the coming three years. They also review current best practices and consider shareholder feedback before approving the measures for a new grant.

Based on the four "Principles for Building Value" in the Kinross Way Forward, our

focus is to select incentive measures which are aligned to long-term TSR performance and thus with shareholder interests. The RPSU measures used for the grants which vested in, were included in or were with respect to 2019 (grants made in 2016 through 2020) and the rationale for each is as follows:

Relative TSR (50% weighting)

As a direct link to the interests of shareholders, we assess relative TSR performance over three calendar years. We compare Kinross' performance to that of the companies in our performance peer group, made up solely of gold companies who face the same commodity cycle and are similar in size and complexity.

While both our RPSU and short-term incentive plans include relative TSR, the TSR measure in the RPSU plan is a longer-term measure covering three full calendar years, while that included in the short-term incentive plan is a one-year measure.

Production (25% weighting) and All-in Sustaining Cost(2) (25% weighting)

We recognize that TSR represents shareholder value over time, but TSR alone has limited ability to incent behaviour as it is often affected by factors outside an executive's control. In a volatile commodity business, cash flow is an important performance metric, but is largely driven by gold price (a factor outside management's control). However, two key inputs to cash flow that lie within management's control are production and all-in sustaining cost(2). Therefore 50% of the outcome on our RPSUs is determined based on these key operational metrics.

From 2012 to 2019, the targets for production and cost have been set on an annual basis and linked to our public guidance. Performance relative to target was assessed each year and a vesting percent determined for that year. The vesting percents for the three years were then averaged to determine the total vesting percent for that measure. Over the last number of years, we have reviewed and assessed possible alternative measures, and in response to shareholder feedback and to further align executive interests with Kinross' long-term strategy, effective for the 2019 grant (granted in February 2020), we have moved from setting annual targets for production and cost to setting three-year targets for these measures. We believe the shift to measuring longer-term performance in our RPSU plan thereby encourages longer-term thinking, while maintaining the focus on our two critical business drivers, and will reinforce sustainable performance and the creation of shareholder value over the long term.

2019 RPSU performance goals

The number of RPSUs that vest is based on company performance relative to the targets established for each measure. If the threshold level of performance is not achieved, no RPSUs will vest for that component. The threshold for the three-year cost and production targets is established at 50% vesting level, and there is no longer any opportunity for vesting below this level. (For grants prior to 2020, threshold performance was tied to 0% vesting, such that it was possible to achieve vesting levels

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between 0 and 50%). The RPSUs included in 2019 compensation and granted in February 2020 will vest in February 2023 based on the schedule below:

Performance over three-year	Details	Percent of units that will vest

vesting period		Maximum 150%(1)	Target 100%	Threshold 0%
Relative total shareholder return (RTSR) ranking	Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows: Agnico-Eagle; AngloGold Ashanti; B2Gold; Barrick; Eldorado; Gold Fields; IAMGOLD; Newcrest; Newmont; Yamana; S&P TSX Gold Index Performance of each peer company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three-year period, and Kinross' ranking within that group is determined (i.e. 1st, 2nd, etc.). The human resource and compensation committee has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three-year time frame.	1st to 2nd rank and positive absolute TSR	5th or 6th rank	11th rank

Production	Target is to meet the expected three-year total attributable gold equivalent ounces produced established through Kinross' Strategic Business Planning (SBP) process. The human resource and compensation committee has discretion to adjust the production measure in the event of extraordinary circumstances.	+5%, and still within guidance on All-in sustaining cost	Expected aggregate three-year production range as determined by the 2019 SBP	-9%

All-in sustaining cost (AISC) per gold ounce sold(2)	Target is to meet the expected three-year weighted average attributable all-in sustaining cost per equivalent gold ounce sold established through Kinross' strategic business planning process. The calculation of all-in sustaining cost for RPSUs is consistent with the calculation publicly disclosed as part of Kinross' annual reporting. The human resource and compensation committee has discretion to adjust the AISC measure in the event of extraordinary circumstances.	-10%	Expected three-year weighted average AISC range as determined by the 2019 SBP	+10%

1.
Up to 200% based on the human resource and compensation committee discretion to recognize outstanding performance.

2.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2019.

The three-year production target was determined following a review of risks and opportunities in our portfolio, and considers our expectation that over the next three years, our strong performance will continue, and production will be in line with the 2020 guidance range for the next three years.

The three-year all-in sustaining cost target is lower than 2019 actual cost results, and is based on our expectation that all-in sustaining costs will decrease over the next three years.

The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants.

RPSUs vested in 2020

The RPSUs granted in 2017 with respect to 2016 (and included in 2016 compensation) vested in February 2020. For the third consecutive year, strong performance has resulted in above target vesting, with 115% of RPSUs vesting.

To date, nine grants of RPSUs have vested, with vesting levels ranging from 37% to 118%. The RTSR measure has been the most significant factor influencing that vesting level. All of our performance measures will vest at zero if the performance does not meet the threshold. For RPSUs that vested from 2012 through 2016, the company did not meet the threshold on the RTSR measure and the RTSR portion vested at 0%. The RTSR portion vested at 50% for the RPSUs that vested in 2017. For the last three years, we have significantly improved our three-year TSR rank relative to our performance peer group and the RTSR portion has vested at 125%, contributing to the high RPSU vesting percents in 2018, 2019 and 2020.

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The following table shows the vesting percents achieved on prior grants of RPSUs which vested from 2012 through 2020:

Compensation year	Year vested	Vesting %
2008	2012	37%

2009	2013	45%

2010	2014	58%

2011	2015	70%

2012	2016	67%

2013	2017	82%

2014	2018	118%

2015	2019	113%

2016	2020	115%

To determine the vesting percent for RPSUs, we complete the following calculation:

  1.
  Assess performance and vesting percent for each performance measure:

  a.
  Relative TSR: As this is a three-year measure, performance is assessed once at the end of the three years. Actual performance is compared to our vesting schedule and the vesting percent is thus established for this metric.

  b.
  Production and All-in Sustaining Cost per gold ounce sold(3): As these are annual measures, at the end of each calendar year, the actual performance is compared to the targets set to determine the vesting percent for that year. At the end of the three-year performance cycle, the three vesting percents determined for each measure are averaged to determine the overall vesting percent for that measure.

  2.
  A weighted average of the vesting percent for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resource and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

In line with that approach, the following outlines the calculation for the vesting of the RPSUs that vested in February 2020:

1.
Performance below threshold results in 0% vesting on that component. Target performance results in 100% vesting, and maximum is 150% vesting (or up to 200% based on HRCC discretion).

2.
Production result is adjusted from the figures disclosed in Kinross' Management's Discussion and Analysis for variances relative to guidance in the ratio of gold to silver price, which is used to convert silver production to gold equivalent ounces.

3.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Kinross' Management's Discussion and Analysis for the year ended December 31, 2019. All-in sustaining cost per gold ounce sold is adjusted from the figure disclosed in Kinross' Management's Discussion and Analysis for variances relative to guidance to the following material assumptions: gold price; oil price; inflation; and foreign exchange.

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The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants. No discretion was exercised relating to these performance measures in 2019.

2019 compensation

In determining 2019 compensation, the human resource and compensation committee considered a number of factors including, strong company performance in 2019 as outlined above, individual performance, compensation relative to prior years, the company's target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, as well as shareholder feedback on executive compensation cost trends:

•
Short-term incentives were calculated using the company performance multiplier of 109% based on the strong performance scores outlined in "2019 SLT and Four Point Plan measures", and the individual performance multipliers outlined below. In 2018, the total value of short-term incentives for named executive officers was down 14% (in CAD$) compared with 2017, and in 2019, the total value increased by 1% (in CAD$) compared with 2018 to recognize the improvement in company performance over 2018. (For further information in the individual performance multipliers and final short-term incentive payments, see "Individual performance – Named executive officers" beginning on page 91).

•
Long-term incentives, in the form of equity, make up 50% or more of the total direct compensation awarded to senior leadership team members. The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention. We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years. Despite the strong year, as a result of our focus on cost management and the reduction of our senior leadership from six to four members, the total value of long-term incentives awarded to NEOs as part of their 2019 compensation, remained largely flat over 2018, increasing only slightly by 2% (in CAD$).

•
The total direct compensation package thus provided was intended to reflect a strong operational year where company performance and shareholder returns had improved over 2018. Although total compensation for NEOs was up over 2018 as a result of strong performance, total SLT compensation for ongoing members declined by 17% (in CAD$) in 2019 compared with 2018, and 24% (in CAD$) compared with 2017, due to the reduced size of the senior leadership team (from six to four members) and lower compensation levels of new members.

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Share performance and NEO compensation

The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2019 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. The graph and the table below show what a $100 investment made in Kinross common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2014 would be worth every year and at the end of the five-year period following the initial investment.

Cumulative total shareholder return

	2014	2015	2016	2017	2018	2019
Kinross Gold Corporation	100.00	76.99	128.53	166.26	134.97	188.96

S&P/TSX Composite Index	100.00	91.67	111.00	121.08	100.32	135.52

S&P/TSX Global Gold Index	100.00	86.97	128.49	125.92	117.88	167.99

For the five-year period ended December 31, 2019, Kinross has outperformed both the S&P/TSX composite index and the S&P/TSX Global Gold Index, and has seen a total shareholder return of 89%. While some of this increase has been due to the rise in the gold price, Kinross outperformed the gold index in three out of the five individual calendar year periods shown.

From 2014 to 2019, NEO compensation was determined primarily based on company operational performance, which includes the items within the control of management. Total compensation for all NEOs was also affected by changes in senior leadership personnel. Total shareholder returns reflect many factors which are outside the control of management – such as commodity prices, perception of geopolitical risk, and broader market factors, as well as company performance, and management decisions. The human resource and compensation committee strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining NEO compensation. In addition, the committee may also exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.

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The following are some of the ways in which compensation was aligned to total shareholder returns during this period:

•
2015 – Shareholder returns decreased in 2015, and both CEO and aggregate NEO total compensation likewise decreased relative to the prior year.

•
2016 – In 2016 shareholder returns increased, as did CEO total compensation, while NEO total compensation decreased, in part due to changes in incumbents.

•
2017 – In 2017, shareholder returns were again positive and outperformed the gold index. In addition, Kinross had a very strong operational year, and delivered on a number of growth opportunities to create long-term value. As a result, CEO and NEO total compensation increased; however, 2017 CEO total compensation still remained just below 2013 total compensation (CAD$), and aggregate NEO total compensation remained 14% lower (in CAD$) than in 2013.

•
2018 – Shareholder returns were negative in 2018, and underperformed the gold index. In addition, operational performance, while good, was not as strong as in 2017. Therefore, total compensation for the CEO decreased 9% over 2017 (in CAD$), and total compensation in aggregate for the NEOs decreased 8% (in CAD$).

•
2019 – Following a strong year operationally and solid returns to shareholders, compensation for the CEO increased 6% (in CAD$) compared to 2018, although still below 2013 and 2017 total compensation. Aggregate NEO compensation (for five NEOs, excluding the former CFO) increased by 3% (in CAD$) relative to 2018, but remains lower than in many prior years. The compensation for the senior leadership team, which has been reduced to just four members, is down 17% (in CAD$) compared to 2018.

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As the summary and graphs above show, the human resource and compensation committee has made a number of reductions in executive compensation to recognize operational and share price performance and the impact that this has on shareholders. However, the committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. When the share price has fallen, not only has the compensation awarded decreased, but executives have experienced a significant loss in the value of their equity holdings, and have actually been able to realize only a fraction of the values reported in the "Summary compensation table" at time of grant. On the other hand, when the share price increases, executives also benefit, thus incenting them to deliver value for shareholders.

The following chart compares the values realized by the CEO to those realized by shareholders over the past six years. During this period, we have seen significant share price appreciation. As a result, the values realized or realizable by the CEO during this period are generally equal to or greater than the values awarded, as reported in the "Summary compensation table". Interestingly, however, the values realized by shareholders are greater than those realized or realizable by the CEO, as is shown in the last two columns of this table. On average, over this period, the value of $100 invested by shareholders at the start of each of the periods shown has returned $166 to shareholders, while each $100 awarded to the CEO has only increased to a current value of $112.

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Year (1)		Value as of December 31, 2019 (CAD$ millions)				Value of CAD$100

	Total direct compensation awarded (CAD$ millions)(2)	A Realized pay(3)	B Realizable pay(4)	A+B=C Current value	Period	To CEO ($)(5)	To shareholders ($)(6)
2014	8.0	8.8	1.8	10.6	12/31/2013-12/31/2019	133	132

2015	7.2	6.8	0.8	7.6	12/31/2014-12/31/2019	106	189

2016	7.6	4.2	3.4	7.6	12/31/2015-12/31/2019	100	245

2017	8.3	4.2	4.5	8.7	12/31/2016-12/31/2019	105	147

2018	7.5	3.4	5.1	8.5	12/31/2017-12/31/2019	114	114

					Average	112	166

Pay Actually Realized by the CEO vs Shareholders

1.
The year shown is the year for which the compensation was granted and included in the "Summary compensation table". 2018 compensation includes short-term incentives and long-term incentives which were awarded in February 2019 with regard to 2018, and included in 2018 compensation.

2.
Total direct compensation awarded is the total direct compensation (salary, short-term incentive and long-term incentive) as reported in the "Summary compensation table" for that compensation year, including the fair market value of equity at time of grant.

3.
Realized pay is the sum of the salary, short-term incentive, RSUs/RPSUs granted for that year which vested during the period, based on the share price at date of vest (taxable compensation value), plus the value of options granted for that year which were exercised during the period (market value at point of exercise less the exercise price paid).

4.
Realizable pay is the theoretical remaining value for unvested / unexercised equity (as of December 31, 2019) based on the December 31, 2019 share price. It is calculated as the total of all RSUs and RPSUs (at target) granted for that year which have not yet vested, valued using the share price at December 31, 2019, plus the value of options granted for that year which have not yet been exercised (market value at December 31, 2019 less the exercise price).

5.
Value of $100 to CEO represents the actual value to the CEO for each $100 awarded in total direct compensation for the year indicated, as of December 31, 2019. It is calculated as current value divided by the total direct compensation awarded.

6.
Value of $100 to shareholders represents the value of a $100 investment in Kinross common shares made on the first day of the period indicated.

Over the past 7 years since Mr. Rollinson was appointed as CEO, he has been working to manage and reduce both the size and cost of the senior leadership team. Comparing the team in 2011, prior to his appointment, to the team today:

•
The team has been reduced from eight to four members, and

•
The cost has reduced by 35%, reflecting not just fewer members, but also bringing in new members at lower total target compensation.

1.
2011 total direct compensation excludes a one-time on-hire award to the CFO made in that year.

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Individual performance – Named executive officers

J. Paul Rollinson – President and Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development. He was promoted to Chief Executive Officer in August 2012, and is now our President and Chief Executive Officer.

The following summarizes Mr. Rollinson's performance in 2019. Individual performance factors for the President and CEO are recommended by the human resource and compensation committee and approved by the board.

2019 Objectives	2019 Accomplishments
Strategy and capital decisions: Develop and refine company strategy in light of current conditions to deliver long-term value to shareholders. Make capital decisions in line with strategy, including:

 •  decisions on key projects / expansion opportunities;

 •  making decisions on possible acquisitions;

 •  determining the best allocation of resources to existing mines and future projects; and

• maximizing the value of existing resources.	• Successfully led development of strategy to further advance Tasiast with the approval of the Tasiast 24k project, which was well received in the market

 •  Nevada projects completed at Round Mountain and Bald Mountain, and in aggregate are delivering value

 •  Fort Knox Gilmore proceeding well, on schedule and on budget

 •  Announced the Chulbatkan acquisition in Russia, which was well received by shareholders (closed in January 2020)

 •  Successfully advanced the company's exploration strategy with notable successes in Paracatu, Kupol and Chirano, largely offsetting depletion at these three sites

 •  Monetized several assets: $74 million for the royalty portfolio, and $113 million for the remaining shares in Lundin Gold

 •  Oversaw major cost reduction and/or productivity transformation programs at Tasiast, Bald Mountain and Chile to enhance the value of these assets

• Completed a comprehensive cost and efficiency review across the organization, creating approximately $20 million in overhead (general and administrative and business development expenses) savings per annum

External stakeholders: Effectively manage external stakeholders. Continue to enhance perception of company value. Build and maintain positive relationships with key governments and other stakeholders. Specific steps include:

 •  engaging with stakeholders regarding company strategy, direction, options and results;

 •  reinforcing key messages in the market;

 •  maintaining and continuing to enhance credibility with stakeholders;

 •  identifying and seeking out new investors as appropriate; and

• maintaining effective working relationships with governments, environmental groups, and related stakeholders.	• Continued to effectively manage government relations in key jurisdictions:

         •  Attended both the St. Petersburg International Economic Forum and the Foreign Investment Advisory Committee in Russia; also attended the Eastern Economic Forum in Vladivostok; met with a number of high-level government officials at these events; government is strongly supportive of Kinross' new investment with the acquisition of Chulbatkan

         •  Had positive meetings with the new government in Mauritania; was the keynote speaker at the 2019 Investing in African Mining Conference and the 2019 IFC Sustainability Exchange in Senegal

 •  Successfully completed the $300 million project financing for Tasiast with IFC, EDC and two commercial banks

 •  Oversaw the organization's response to the Brumadinho disaster, including the release of the Tailings report and the community emergency training simulation at Paracatu

• Continued to foster a strong relationship with Trout Unlimited, a non-profit conservation organization. Received the "Corporate Conservation Award" from Trout Unlimited, the first time it was ever presented to a mining company. Supported Trout Unlimited in lobbying for the "Good Samaritan" bill to facilitate mine reclamation opportunities at historical abandoned sites in the U.S.

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	91

EXECUTIVE COMPENSATION

•  Held 98 investor meetings or events; interacted with representatives from 120 investment funds

• Continue to be listed on several sustainability indexes (including Jantzi), and won numerous awards for safety, environment (including WWF Russia's Environmental Transparency ranking, and Trout Unlimited Corporate Conservation) and sustainability (including 3 awards for Chirano, and Lifetime Leader in Sustainability award for Round Mountain)

Leadership and culture: Successfully lead the company through challenging times, aligning the organization to current realities and the strategy:

 •  consistent focus on our First Priorities

 •  demonstrate leadership to the global organization through communication of company direction and challenges; and

• maintain morale, and continue to reinforce Kinross values and culture.	• Maintained industry-leading safety record with a focus on critical risk management; strong performance on environment and community relations; received multiple awards in these areas

 •  Successfully restructured the SLT, reducing its size and associated cost; established the Leadership Advisory Team

 •  Continued to reinforce internal succession and development through internal promotion of new CFO

 •  Led an organizational cost reduction effort and a shift in focus from cost to cash flow

 •  Kinross recognized as one of Toronto's Best employers for the 2nd consecutive year for our focus on talent development

 •  Celebrated our 11th Annual Living Our Values Awards, with over 4,000 nominations received

• Launched our Inclusion and Diversity strategy with the delivery of unconscious bias and inclusive leadership training to senior leaders at the Strategic Forum

Board interaction: Maintain a productive two-way relationship with the board, thereby assisting them in carrying out their obligations to shareholders, through:

 •  transparent communications; and

• engaging the board at appropriate times for decision-making.	• Worked with the board to identify and select new board members to support director succession and enhance diversity; achieved target gender diversity level through appointment of Liz McGregor

• Continued leading performance on Globe and Mail's Board Games as the top ranked gold company and third ranked materials company

2019 Performance and Compensation
Individual STI rating	105%

STI payment	$1,736,432

Total direct compensation	$6,155,658 – between the median and the 75th percentile of the comparator group; below the median of the TSX60

Pay mix	82% at-risk pay (equity + STI); 54% in equity; Equity mix includes 55% RPSUs, 45% RSUs

Total direct compensation

92	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

EXECUTIVE COMPENSATION

Andrea S. Freeborough, Senior Vice-President and Chief Financial Officer

Freeborough joined Kinross in August 2009, as the Vice-President, Corporate Controller. In 2013, Ms. Freeborough took on additional responsibility as Vice-President Finance, and in March 2017, Ms. Freeborough took on the role of Vice-President, Investor Relations and Corporate Development. Ms. Freeborough was appointed Senior Vice-President and Chief Financial Officer effective May 1, 2019, replacing Mr. Tony Giardini.

The following summarizes Ms. Freeborough's performance in 2019 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2019 Objectives	Ms. Freeborough's objectives for 2019 following her appointment to the role of Senior Vice-President and Chief Financial Officer included: establishing relationships with key stakeholders; effectively transitioning into the role with a minimum of disruption; managing liquidity and financing for the company including oversight of capital allocation decisions; managing credit rating relationships; overseeing the system for consolidated financial reporting and taxation; enhancing overall company reporting and control processes; providing oversight and leadership of IT.

2019 Accomplishments	In the role as Vice-President, Investor Relations and Corporate Development
 •  Led the evaluation of certain Corporate Development opportunities
 •  Represented the company at key industry conferences
 In the role as Senior Vice-President and Chief Financial Officer

 Transition to CFO role:

•  Established relationships with key internal and external stakeholders

 •  Led audit and risk committee and board of directors discussions pertaining to finance and improved board reporting

 •  Oversaw finance orientation for new and existing board members

 •  Led key strategic discussions on financial matters with the board and senior leadership

 •  Led investor meetings and presented at several key industry conferences

Treasury:

•  Successfully completed and announced the $300 million project financing for Tasiast with the IFC, EDC and two commercial banks

 •  Achieved an upgrade on Moody's rating outlook, along with an upgrade to Investment Grade in early 2020

 •  Extended credit facility with improved terms

 •  Reviewed alternatives for refinancing/repayment of senior notes coming due in September 2021

 •  Realized an average gold price in line with the the London PM fix despite volatility throughout the year (ranging from $1,277 to $1,557)

Tax:

 •  Actively managed various VAT and other tax matters in the jurisdictions in which the company operates

 •  Realized significant U.S. tax refund

Financial planning and analysis / Financial reporting:

 •  Strengthened the company's focus on cash flow and reinforced the relationship between finance and operations teams

 •  Oversaw budgeting process and led capital approval process, and ensured regular monitoring and review of budgets for production, costs, capital, and cash flow

 •  Reviewed structure of regional finance functions, leading to a re-organization of certain activities to achieve efficiencies

 •  Revised the company's Delegation of Authority policy, approved in early 2020

IT:

•  Reviewed global structure and streamlined certain jurisdictions, resulting in increased efficiency and effectiveness

 •  Continued to advance the organization's cybersecurity program, including education up to the level of the board

Leadership:

•  Held team effectiveness sessions to re-establish the team and set objectives

 •  Succession planning: identified potential successors for the CFO role and led the finance leadership team succession planning and high potential identification process, and initiated work on development plans

 •  Facilitated the movement of people across different functions within finance

 •  Cost optimization: Led finance and IT teams to review structure and activities, identifying cost savings

Other noteworthy contributions:

•  Led the team in providing financial and tax support on various corporate development activities, including the acquisition of the high-quality Chulbatkan project in Russia, and the sale of the company's royalty portfolio

 •  Supported Tasiast 24K project and comprehensive improvement/cost reduction projects at various sites

2019 Performance Decisions	• Individual STI rating: 100% • STI payment: $251,375
• Total direct compensation: $1,416,045 – between the 25th and 50th percentiles of the comparator group, and about or below the 25th percentile of the TSX60
• Pay mix: 76% at-risk pay (STI + equity); 59% in equity; equity mix includes 55% RPSUs, 45% RSUs

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	93

EXECUTIVE COMPENSATION

Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations and
Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In the subsequent years, he took on responsibility for a number of additional portfolios, including human resources (from 2013 through 2015) and corporate office services (from 2013 through 2016), as well as corporate development, security, and global lands. In 2016, he assumed the role of Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, with responsibility for corporate development, government and investor relations, communications, global security, global lands and legal.

The following summarizes Mr. Gold's performance in 2019 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2019 Objectives	Mr. Gold's objectives for 2019 included: providing leadership to corporate development, legal, government relations, investor relations, communications and global security; leading and executing various corporate development transactions and/or opportunities; overseeing and implementing various global governance, compliance, and key litigation and regulatory initiatives; overseeing and leading management support on various board and board committee governance initiatives; overseeing the corporate secretarial, global lands and security functional areas.

2019 Accomplishments	Corporate Development (including greenfields exploration) and Strategy:

•  Completed transactions:

         •  $283 million Chulbatkan acquisition: negotiated and closed this well-received transaction on January 16, 2020

         •  Sale of royalty portfolio to Maverix Metals Inc.: negotiated and closed this well-received transaction on December 19, 2019, and surfaced $74 million of value not previously recognized in Kinross portfolio

         •  Negotiated and closed the sale of Lundin Gold shares in December 2019, generating $113 million and sold certain other junior equity investments contributing to the enhanced balance sheet and liquidity of the company

 •  Considered and oversaw the review of numerous corporate development opportunities

 •  Continued the oversight of an enhanced and focused Greenfields' strategy including certain junior equity investments and maintaining key relationships in the sector

Government Relations:

 •  Mauritania: oversaw and contributed to the development and implementation of a fully integrated government relations strategy that has enhanced the company's interface with the Government of Mauritania and positively progressed the resolution of previously reported commercial matters

 •  Ghana: Worked with team to secure a 15-year extension to mining license that remains subject to parliamentary approval

 •  Russia: provided oversight and support for overall government relations approach on Chulbatkan leading to a successful transaction

Investor Relations and Communications:

 •  Developed new Kinross World internal communication tool and social media approach

 •  Oversaw enhanced proxy and annual report disclosure approach

 •  Continued with a well-received annual shareholder engagement program

 •  Successfully rolled-out key company announcements and transactions

Legal (including governance and global lands):

 •  Successfully completed SEC reporting cycle pursuant to settlement agreement

 •  Restructured legal department to utilize talent and enhance reporting structure efficiencies

 •  Provided guidance and support on a number of key litigation matters

 •  Provided legal leadership and oversight on a variety of corporate transactions including the Chulbatkan acquisition, sales of royalty portfolio and Lundin Gold shares and Tasiast project financing

 •  Provided legal leadership and oversight on key governance matters and best practices including:

         •  Board succession (onboarding of two new directors, while assisting with the transition of retiring directors);

         •  Proxy/governance disclosure and maintenance of best practices leading to the highest ranked gold mining company for the second year in a row in the Globe and Mail Board Games survey and enhanced ratings across other governance surveys

         •  Continued oversight of board and corporate policy amendments

Security:

 •  Developed human rights toolkit to further align programs with voluntary principles on security and human rights

 •  Continued integration initiatives among global compliance, legal and security

 •  Developed enhanced global fuel security measures

 •  Developed global security plans to mitigate security risks from new developments that may occur from time to time in other operating jurisdictions

 •  Enhanced site intelligence gathering globally to mitigate potential security risks

Leadership:

 •  Advanced succession plans for key direct reports and advanced development for key senior personnel

 •  Implemented on-going department restructuring initiatives to improve reporting efficiencies, enhance talent and reduce costs

94	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

EXECUTIVE COMPENSATION

2019 Performance Decisions	• Individual STI rating: 109% • STI payment: $881,151

• Total direct compensation (including one-time equity grant): $3,158,771 – between the median and the 75th percentile of the comparator group, but above the 75th percentile relative to the TSX60, when compared to second-ranked NEOs

•   Pay mix of annual compensation (excluding one-time equity grant): 80% at-risk pay (STI + equity); 48% in equity; equity mix includes 55% RPSUs, 45% RSUs
• One-time equity grant: $384,950 in cash-settled RSUs awarded for retention purposes, recognizing his importance to the organization due to his length of service, breadth of experience and scope of role, especially following the restructuring of the senior leadership team including the departure of three members of that team. These RSUs will vest in thirds, annually, over three years, with the first third vesting one calendar year from the grant date

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	95

EXECUTIVE COMPENSATION

Paul B. Tomory, Executive Vice-President and Chief Technical Officer

Mr. Tomory joined Kinross in 2008 as Director, Business Optimization, and was promoted to VP, Operations Strategy in March 2009. He took on increasing responsibilities in the following years and in February 2012 was promoted to Senior Vice-President, Operations Strategy. In January 2017, Mr. Tomory was appointed to the senior leadership team in the newly created role of Senior Vice-President and Chief Technical Officer, with responsibility for capital projects and the technical aspects of our operations, including strategic business planning, continuous improvement, technical services, supply chain and energy. In May 2019, following the departure of our Chief Operating Officer, Mr. Tomory was promoted to Executive Vice-President and Chief Technical Officer and took on oversight of operations in addition to his existing portfolio.

The following summarizes Mr. Tomory's performance in 2019 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2019 Objectives	Mr. Tomory's objectives for 2019 included: providing leadership and senior direction to each phase of capital project execution for all major projects with particular focus on Tasiast; delivering project studies from scoping through to feasibility that appropriately balance risk and return; providing oversight and leadership for technical services; providing assurance of reserves and resources; providing support and technical guidance for due diligence efforts; leading global brownfield exploration; overseeing Kinross' annual strategic business planning cycle; providing oversight and leadership for Kinross' global continuous improvement program, supply chain and energy strategy functions. As of May 1, 2019, Mr. Tomory's objectives also included: providing leadership and oversight over Kinross' operations; including delivering on Kinross' "First Priorities" of safety, environment and community relations; delivering operational cash flow and meeting guidance on production, cost and sustaining capital; and making certain appropriate leadership is in place at all operations.

2019 Accomplishments	First Priorities:

•  Health and Safety: maintained industry-leading performance on key metrics and implemented critical risk management programs at all sites; won awards in several jurisdictions for safety performance

 •  Environment: no major spills and all major permitting activities advanced on or ahead of schedule; led World Wildlife Fund's rating of Russian mining companies

 •  Corporate responsibility: maintained or improved ESG rankings and continued to build strong relationships with host communities

 •  Tailings: Published information on our approach to tailings management in response to stakeholder interest; hosted emergency training simulation with local authorities and communities downstream of our tailings facilities at Paracatu, Brazil

Operations:

•  Delivered on the key guidance metrics of production, cash cost and capital expenditures. The three largest producers had strong years and delivered the lowest costs in the portfolio and delivered increased production and robust free cash flow

 •  Major cost and productivity transformation programs were launched at Tasiast (OT2020), Bald Mountain (Bald Way Forward) and in Chile. The OT2020 and Chile programs drove significant annual cash flow improvements and enabled or enhanced the value of the local capital projects, while the Bald Way Forward is being implemented in 2020

•  Paracatu had an exceptionally strong year, exceeding all expectations on operating performance, with record production and free cash flow. The asset optimization program that started in 2018 succeeded in delivering a low AISC through a combination of cost and productivity improvements and a better understanding of the ore body

 •  Bald Mountain had some challenges in 2019 due to a slower-than-anticipated ramp up at the Vantage Complex project and unfavourable weather conditions. An optimization program was launched late in the year to improve the cost structure and potentially extend mine life

 •  Kupol/Dvoinoye delivered another strong operational year with production and cash costs better than budget, and strong free cash flow

 •  Operations at Maricunga were successfully wound down, with an incident-free major workforce reduction and the transition of the site to care-and-maintenance status

Exploration and mine life extensions:

•  At Kupol, 327 Au koz. (approximately 400k Au eq) were added to mineral reserves offsetting 95% of depletion, and adding one year to mine life

 •  At Chirano, there was a net reserve increase of 113 Au koz. after depletion, resulting in a mine life extension

 •  Paracatu added 828 Au koz. to mineral reserve estimates, more than offsetting depletion

96	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

EXECUTIVE COMPENSATION

•  Significant additions were made to measured and indicated mineral resources, including 1.2 million Au oz. at Lobo-Marte, 1.1 million Au oz. at Paracatu, 568 Au koz. at Bald Mountain and 553 Au koz. at Round Mountain

 •  Significant preparatory work was undertaken in setting up the anticipated $10 million 2020 exploration drilling program on the newly-acquired land package at Chulbatkan

Projects:

 •  Overall the portfolio of projects performed well

 •  Round Mountain Phase W: The infrastructure portion was delivered ahead of both schedule and budget

 •  Fort Knox Gilmore: Good progress was made on the project ending the year on schedule and on budget

 •  Bald Mountain Vantage Complex project commenced production, although the ramp up was slower than expected

 •  Tasiast 24k: delivered very successful feasibility study, maintaining the former reserve of 7.2 million ounces at the new 24k throughput, with significantly reduced capex ($150 million) and very attractive overall economics (Net Present Value (NPV) of $1.7 billion and incremental investment rate of return of 60% at $1,200 gold price). The project was approved by the board and is advancing well

 •  Lobo-Marte scoping study: delivered with promising positive economics, leading to the initiation of a pre-feasibility study, which is on track for delivery in mid-2020. Innovative solutions were employed for dealing with a challenging permitting environment

 •  La Coipa feasibility study: progressed well through the year, and was delivered in February 2020. Project economics were favourable, with a 28% investment rate of return and an incremental NPV of $118 million (at $1,200 gold price)

 •  Chulbatkan: a pre-feasibility study and intensive drilling program were launched on the newly-acquired Chulbatkan project

Supply Chain:

•  Procurement initiatives were advanced for locking in longer-term agreements with strategic suppliers, to ensure security of supply and mitigate unit cost inflation pressure. Major supply chain successes included renegotiations yielding significant savings on several major Tasiast and Paracatu services contracts, and renewing the global tires supply contract

Leadership and Organization:

•  Following the departure of the Chief Operating Officer, assumed full responsibility for operations and reviewed the organizational structure. The senior vice-presidents of the operating regions were given increased accountability for the operational success of their respective regions. The changes were made almost seamlessly and the newly formed team began operating effectively under the new structure. Open and transparent communications in the operations team were encouraged and the flow of information was streamlined. In addition, a renewed focus on free cash flow was instituted

 •  Completely revamped the leadership and organizational structure in Chile, including hiring of a new general nanager, with a view to significantly driving down annual costs and streamlining the organization to support a restart at La Coipa

 •  At the end of 2019, appointed new general managers at three different operating sites as part of the company's commitment to talent development and rotation

Other noteworthy contributions:

•  Due diligence: Completed numerous full scale technical due diligence projects in collaboration with Corporate Development and several smaller scale efforts

 •  Reduced the corporate budget under the CTO by $2.8 million in support of the cost optimization project

2019 Performance Decisions	• Individual STI rating: 105%

 •   STI payment: $376,852
•   Total direct compensation: $1,650,267 – about the median relative to the comparator group, but about or below the 25th percentile relative to the TSX60, as compared to Chief Technical and Chief Operating Officers
• Pay mix: 73% at-risk pay (STI + equity); 51% in equity; equity mix includes 55% RPSUs, 45% RSUs

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	97

EXECUTIVE COMPENSATION

Claude J.S. Schimper, Senior Vice-President Operations, Russia

Mr. Schimper joined Kinross in April 2010 as Vice-President and General Manager, Kupol. In July 2014 he was promoted to Regional Vice-President, Russia, providing oversight and leadership to our offices, mines and projects in Russia. In May 2019, his title was changed to Senior Vice-President Operations, Russia in recognition of the additional accountabilities as a result of the departure of the Chief Operating Officer. Mr. Schimper was also appointed to the Leadership Advisory Team in May 2019.

The following summarizes Mr. Schimper's performance in 2019 and the resulting compensation decisions, as recommended by the Executive Vice-President and Chief Technical Officer and approved by the CEO and senior leadership team.

2019 Objectives	Mr. Schimper's objectives for 2019 included: maintaining strong performance on Kinross' "First Priorities" of safety, environment and community relations in Russia; delivering against regional targets on cash flow, production, cost and sustaining capital; providing leadership and senior direction to each of the operating sites in the region; providing support for due diligence efforts in the region; and overseeing regional exploration.

98	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

EXECUTIVE COMPENSATION

2019 Accomplishments	First Priorities:

•  A strong year on safety, environment and corporate responsibility; key metrics stable to improving

 •  Health and Safety: maintained industry-leading performance on key metrics and implemented critical risk management

 •  Initiated and developed a safety excellence program to create leading innovation in safety

 •  Environment: continued strong performance by completing the year with no major reportable events and all major permitting activities advanced on or ahead of schedule; maintained our position as World Wildlife Fund's number one rated Russian mining company; proactively addressed water management to ensure adequate tailings capacity for life of mine

 •  Corporate responsibility: maintained or improved ESG rankings and continued to strengthen relationships with host communities. Formalized plans and targets for the professional and career development of people indigenous to areas in which we operate

Operations:

•  The Russian Region had a strong year, with production exceeding plan, costs within guidance, and additional free cash flow beyond plan

 •  Kept costs for the year down with production cost of sales below $600 per equivalent ounce sold despite strong upward cost pressures

 •  Set and exceeded continuous improvement productivity goals at Dvoinoye to ensure continued profitable operation

 •  As a result of narrower vein mining at Kupol, met goals relating to stope dilution reduction

 •  Initiated and developed a Value Innovation program looking for key opportunities focused on costs and operational efficiency

Exploration and mine life extensions:

•  At Kupol, 327 Au koz. were added to mineral reserves offsetting 95% of depletion, and adding one year to mine life

 •  Significant preparatory work was undertaken in setting up the 2020 exploration drilling program on the newly-acquired land package at Chulbatkan

Supply Chain:

•  Oversaw the reorganization of the regional Supply Chain including advancing competitive sourcing initiatives which resulted in significant savings while securing supply of critical goods and services

Leadership and Organization:

•  Led a restructuring of the operational leadership that included the appointment of a new general manager of Dvoinoye from within the existing local talent pool as part of the company's commitment to talent development

 •  Initiated and oversaw the creation of a development program targeted specifically to indigenous people to support their continued advancement with the organization and to provide a long-term benefit to the community

 •  Continued to advance work relating to inclusion and diversity in the region, holding the first regional round table focused on diversity

Other noteworthy contributions:

•  Undertook operational and working capital optimizations which resulted in savings and additional free cash flows which partially offset the higher tax costs

 •  Reduced operating costs through engineering enhancements and efficiencies in excess of $4 million

 •  Appointed as the global inclusion and diversity champion, participated in Kinross diversity events as well as representing Kinross externally

 •  Lectured at multiple Universities in Russia to assist in the development of future talent

2019 Performance	• Individual STI rating: 115%
Decisions
•   STI payment: $153,249
•   Annual total direct compensation (including one-time equity grant): $978,832
•   Pay mix of annual compensation (excluding one-time equity grant): 64% at-risk pay (STI + equity); 43% in equity; equity mix includes 50% RPSUs, 50% RSUs
• One-time equity grant: $250,217 in equity-settled RSUs, consistent with one-time awards provided to all newly appointed members of the Leadership Advisory team (LAT) to align their interests with those of shareholders, and to support them as they become subject to share ownership requirements. These RSUs will vest in thirds, annually, over three years, with the first third vesting one calendar year from the grant date.

2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	99

EXECUTIVE COMPENSATION

Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the short-term incentives given to each senior leadership team member:

Named Executive Officer	Title	Company results × 60% weight	+	Individual results × 40% weight	=	Total performance multiplier	2019 actual target (% of salary) for purposes of calculating STI	Calculated 2019 STI (US$)(1)
J. Paul Rollinson	President and CEO	109%		105%		107%	150%	1,763,432

Andrea S. Freeborough(2)	SVP and Chief Financial Officer	109%		100%		105%	63%	251,375

Geoffrey P. Gold	EVP, Corporate Development, External Relations & Chief Legal Officer	109%		109%		109%	140%	881,151

Paul B. Tomory(3)	EVP and Chief Technical Officer	109%		105%		107%	85%	376,852

1.
Values are in Canadian dollars for the four SLT members and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7699.

2.
As a result of Ms. Freeborough's promotion effective May 1, 2019, her short-term incentive was calculated in two parts. For January 1 – April 30, 2019, her short-term incentive was calculated using her prior target of 40% and weightings on company and individual components of 50% each. For May 1 – December 31, 2019, her short-term incentive was calculated using her new target of 75% and weightings of 60% on company and 40% on individual components.

3.
As a result of Mr. Tomory's promotion effective May 1, 2019, his short-term incentive target was increased from 75% to 90%. The target shown above reflects a partial year at each level. Mr. Tomory's short-term incentive value was calculated as CAD$529,482 using the factors as shown above. However, to achieve a better balance between cash and equity, the human resource and compensation committee exercised its discretion to shift CAD$40,000 from the short-term incentive to the long-term equity incentive, thus reducing his short-term incentive to the amount shown.

These short-term incentive payouts were recommended by the human resource and compensation committee and approved by the board.

For Mr. Schimper, his short-term incentive was determined based on the calculation outlined below. His compensation was recommended by the EVP and Chief Technical Officer and approved by the SLT. The aggregate incentive awards for all employees was approved by the human resource and compensation committee.

Named Executive Officer	Title	Company results × 25% weight	+	Site results × 25% weight	+	Individual results × 50% weight	=	Total performance multiplier	2019 actual target (% of salary) for purposes of calculating STI	Calculated 2019 STI (US$)
Claude J.S. Schimper	SVP, Russia Operations	109%		130%		115%		117%	50%	153,249

100	2020 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

EXECUTIVE COMPENSATION

KEY SUMMARY TABLES

Summary compensation table(1)

The following table provides information for the year ended December 31, 2019 regarding the annual compensation paid to or earned by the company's CEO, the Chief Financial Officer, the former Chief Financial Officer, and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2019 (the named executive officers, or NEOs).

Compensation for the NEOs is paid in Canadian dollars, except in case of Mr. Schimper who is paid in U.S. dollars, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates.

Name and	Non-equity incentive

Principal Position	Year	Salary	Share-based Awards(2)(4)	Option-based Awards(3)(4)	Annual Incentive Plans(5)	Long-term Incentive Plans	Pension Value(6)	All Other Compensation(7)	Total Compensation

		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	2019	1,077,860	3,341,366	0	1,736,432	n/a	485,037	235,952	6,876,648

President and CEO (SLT)	2018	1,026,200	2,380,785	595,196	1,468,493	n/a	461,790	224,644	6,157,108

	2017	1,115,940	2,901,443	725,361	1,854,692	n/a	502,173	243,642	7,343,251

Andrea S. Freeborough	2019	334,718	829,952	0	251,375	n/a	83,495	64,682	1,564,222

Senior Vice-President	2018	230,760	160,055	28,245	101,073	n/a	48,460	29,863	598,456

& Chief Financial Officer (SLT)	2017	242,688	176,159	31,087	107,754	n/a	50,965	26,245	634,897

Tony S. Giardini	2019	176,524	0	0	0	n/a	40,574	2,843,514	3,060,612

Former Executive Vice-President	2018	498,440	937,068	234,267	483,487	n/a	179,438	90,336	2,423,036

& Chief Financial Officer (SLT)	2017	542,028	1,127,418	281,855	633,089	n/a	165,319	97,948	2,847,656

Geoffrey P. Gold	2019	564,593	1,713,027	0	881,151	n/a	254,067	90,387	3,503,225

Executive Vice-President,	2018	513,100	944,104	236,026	685,297	n/a	230,895	73,266	2,682,688

Corporate Development, External	2017	557,970	1,144,635	286,159	864,248	n/a	251,086	92,328	3,196,426
Relations & Chief Legal Officer (SLT)

Paul B. Tomory	2019	438,843	834,572	0	376,852	n/a	121,894	59,600	1,831,761

Executive Vice-President	2018	366,500	580,536	145,134	269,927	n/a	96,208	53,098	1,511,403

& Chief Technical Officer (SLT)	2017	398,550	701,448	175,362	349,130	n/a	104,621	59,901	1,789,012

Claude J.S. Schimper	2019	261,406	564,177	0	153,249	n/a	37,251	773,928	1,790,011

Senior Vice-President,	2018	241,751	237,188	41,857	132,924	n/a	36,165	1,081,457	1,771,341

Russia Operations (non-SLT)	2017	239,902	250,417	44,191	120,028	n/a	33,915	1,611,943	2,300,396

1.
Compensation is paid in Canadian dollars and was converted to U.S. dollars for purposes of this table, except in the case of Mr. Schimper who is paid in U.S. dollars, using the following U.S. dollar exchange rates for CAD$1.00: 2019 – 0.7699; 2018 – 0.7330; 2017 – 0.7971.

2.
Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO valued at the date of the grant, plus any one-time awards granted during the year. One-time grant values included in 2019 compensation are: for Mr. Gold CAD$500,000 in cash-settled RSUs for retention purposes, recognizing his importance to the organization following the restructuring of the senior leadership team; for Mr. Schimper CAD$325,000 in equity-settled RSUs, consistent with one-time awards provided to all newly appointed members of the Leadership Advisory team (LAT) to align their interests with those of shareholders, and to support them as they become subject to share ownership requirements. The grant date fair value in the "Summary compensation table" for RSUs granted in 2019 (for the 2018 performance year) and in 2018 (for the 2017 performance year) is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant, and is consistent with the accounting fair value recorded by the company at the time of grant. For RSUs granted in 2020 (for the 2019 performance year), the grant date fair value has been estimated using the company's volume weighted average TSX share price for the five trading days immediately preceding the date of grant to determine the grant date fair value, in order to reduce the impact of any short-term volatility in the share price. The accounting fair value is based on the market price of the common shares on the TSX at the market close on the last trading day

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  immediately preceding the date of the grant. In accordance with International Financial Reporting Standards (IFRS), the accounting fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest.

Year	Grant Date	Grant Date Fair Value (CAD$)	Accounting Fair Value (CAD$)
2019	February 24, 2020	7.29	7.85

2018	February 18, 2019	4.59	4.59

2017	February 19, 2018	4.95	4.95

  For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (i.e. relative total shareholder returns), Kinross has utilized a Monte Carlo model because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:

Assumption	February 24, 2020	February 18, 2019	February 19, 2018	February 20, 2017
Share price (CAD$)	7.29	4.59	4.95	5.06

Kinross beta versus the peer group	0.984	1.096	1.250	1.270

Average peer group volatility	38.20%	43.40%	48.70%	50.00%

Kinross volatility	36.10%	44.10%	58.50%	61.50%

Risk-free interest rate	1.30%	2.50%	2.38%	1.48%

Fair value of RPSU (CAD$/RPSU)	8.24	4.55	4.92	5.32

  Grants made in February 2017 with respect to performance in 2016 which are not included in the "Summary compensation table" were valued as follows: Mr. Rollinson $2,517,425, Ms. Freeborough $164,404, Mr. Giardini $1,006,970, Mr. Gold $992,670, Mr. Tomory $290,501, and Mr. Schimper $223,484. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under "Restricted share units" on page 117, and "Restricted performance share units" on page 119.

3.
Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO plus any one-time awards granted during the year. Option grants made to the NEOs in February 2017 with respect to performance in 2016 which are not included in the "Summary compensation table" had the following values: Mr. Rollinson $629,356, Ms. Freeborough $29,013, Mr. Giardini $251,742, Mr. Gold $248,167, Mr. Tomory $51,265 and Mr. Schimper $39,438. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the "Summary compensation table" is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company's insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

Assumption	February 18, 2019	February 19, 2018	February 20, 2017
Share price (CAD$)	4.59	4.95	5.06

Expected dividend yield	0.00%	0.00%	0.00%

Expected volatility	44.8%	47.5%	49.3%

Risk-free interest rate	1.80%	2.08%	1.11%

Expected option life	4.5 years	4.5 years	4.5 years

Fair value per stock option granted (CAD$ /option)	1.79	2.05	2.09

  No options were granted in February 2020 as part of 2019 compensation. See the information under "Stock options" on page 120 for more details regarding this plan.

4.
The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs and options. The number of RPSUs to vest can range from 0% to 150% of units granted based on company performance (or up to 200% based on HRCC discretion). For 2019, RSUs made up 45% of each SLT member's annual

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  long-term incentive award (where one-third were cash-settled and two-thirds were equity-settled) and 50% of Mr. Schimper's annual long-term incentive award (100% equity-settled). The one-time grants made to Mr. Gold and Mr. Schimper on May 10, 2019 were 100% cash-settled and 100% equity-settled RSUs, respectively.

Executive				Share-based awards				Number of units awarded

	Year included in compensation	Grant date	RSUs	RPSUs	Total	Option-based awards	RSUs	RPSUs (at target)	Options

			(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)
J. Paul Rollinson	2019	February 24, 2020	1,503,615	1,837,751	3,341,366	0	267,901	289,720	0

	2018	February 18, 2019	892,794	1,487,991	2,380,785	595,196	265,360	446,154	453,050

	2017	February 19, 2018	1,088,041	1,813,402	2,901,443	725,361	275,758	462,399	444,185

Andrea S. Freeborough	2019	February 24, 2020	373,478	456,474	829,952	0	66,544	71,963	0

	2018	February 18, 2019	84,735	75,320	160,055	28,245	25,186	22,584	21,500

	2017	February 19, 2018	93,261	82,898	176,159	31,087	23,637	21,139	19,037

Tony S. Giardini	2018	February 18, 2019	351,400	585,667	937,068	234,267	104,445	175,605	178,319

	2017	February 19, 2018	422,782	704,636	1,127,418	281,855	107,152	179,675	172,598

Geoffrey P. Gold	2019	February 24, 2020	597,635	730,443	1,328,077	0	106,482	115,154	0

	2019	May 10, 2019	384,950	0	384,950	0	120,773	0	0

	2018	February 18, 2019	354,039	590,065	944,104	236,026	105,229	176,924	179,658

	2017	February 19, 2018	429,238	715,397	1,144,635	286,159	108,788	182,419	175,234

Paul B. Tomory	2019	February 24, 2020	375,557	459,014	834,572	0	66,915	72,364	0

	2018	February 18, 2019	217,701	362,835	580,536	145,134	64,706	108,792	110,473

	2017	February 19, 2018	263,043	438,405	701,448	175,362	66,667	111,789	107,386

Claude J. S. Schimper	2019	February 24, 2020	156,980	156,980	313,960	0	27,970	24,748	0

	2019	May 10, 2019	250,217	0	250,217	0	78,503	0	0

	2018	February 18, 2019	125,570	111,618	237,188	41,857	37,323	33,468	31,861

	2017	February 19, 2018	132,574	117,843	250,417	44,191	33,600	30,049	27,062

5.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. Additional details regarding company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on pages 79 to 82 and pages 91 to 100 of this circular. The short-term incentive plan is described on page 115.

6.
This column includes compensatory contributions made to each SLT member's executive retirement allowance plan. For Ms. Freeborough, the 2017, 2018 and a portion of the 2019 values reflect contributions made by the company to the Canadian retirement plan (a non-SLT plan). In the case of Mr. Schimper, the values reflect the additional compensation (contributions) made to the international long-term savings account (a non-SLT plan). Further details regarding the executive retirement allowance plan, Canadian retirement plan and international long-term savings account can be found on page 123.

7.
This column includes incremental costs to the company for perquisites provided to the SLT members, where applicable, including reimbursements made under the benefit reimbursement plan; a parking allowance for Mr. Gold; a car allowance for Mr. Rollinson; legal fees related to employment agreements; insurance premiums associated with additional life, accidental death & dismemberment, long-term disability, and critical illness insurance; and home security services (including the cost of related taxes for each SLT member); as well as travel benefits for Mr. Schimper, as part of his expatriate benefits. Further details relating to benefits and perquisites can be found beginning on page 121. In addition to perquisites, the figures in this column include the value of the company match for the employee share purchase plan, as outlined on page 122; severance benefits for Mr. Giardini, including a lump sum severance payment, reimbursement for legal and financial counselling services a payment in lieu of benefits continuation, and a payment for ERAP contributions, as outlined in detail on page 103; and expatriate benefits including an assignment (hardship) premium, a foreign service premium, bank fees, and taxes paid by the company for Mr. Schimper. In 2019, perquisites which represented more than 25% of the total perquisite value for each NEO were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of perquisite	Value (US$)	% of total perquisites
J. Paul Rollinson	Additional disability coverage	64,340	35%

	Benefit reimbursement plan	57,742	32%

Andrea S. Freeborough	Benefit reimbursement plan	40,609	69%

Tony S. Giardini	Benefit reimbursement plan	46,194	73%

Geoffrey P. Gold	Benefit reimbursement plan	46,194	51%

Paul B. Tomory	Benefit reimbursement plan	46,194	78%

Claude J.S. Schimper	Travel benefits	55,755	100%

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Outstanding share-based awards and option-based awards

The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2019:

	Option-based awards					Share-based awards – As of December 31, 2019

Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date(2)	Value of unexercised in-the- money options(3)	Number of shares or units of shares that have not vested(4)	Market or payout value of share- based awards that have not vested(1),(5)	Market or payout value of vested share-based awards not paid out or distributed

		(#)	(US$)		(US$)	(#)	(US$)	(US$)
J. Paul Rollinson	February 19, 2013	455,318	6.18	February 19, 2020	0

	February 24, 2014	538,567	4.48	February 24, 2021	140,979

	February 13, 2015	738,940	2.87	February 13, 2022	1,382,451

	February 15, 2016	404,577	3.21	February 15, 2023	619,853	1,898,157	9,002,170	0

	February 20, 2017	404,268	3.90	February 20, 2024	342,371

	February 19, 2018	444,185	3.81	February 19, 2025	413,793

	February 18, 2019	453,050	3.53	February 18, 2026	547,621

Andrea S. Freeborough	February 19, 2013	25,074	6.18	February 19, 2020	0

	August 6, 2013	17,815	4.10	August 6, 2020	11,521

	February 24, 2014	20,172	4.48	February 24, 2021	5,280

	February 13, 2015	36,061	2.87	February 13, 2022	67,465

	February 15, 2016	19,549	3.21	February 15, 2023	29,951	110,927	526,082	0

	February 20, 2017	18,637	3.90	February 20, 2024	15,783

	February 19, 2018	19,037	3.81	February 19, 2025	17,734

	February 18, 2019	21,500	3.53	February 18, 2026	25,988

Tony S. Giardini	February 19, 2013	14,043	6.18	February 19, 2020	0

	February 24, 2014	282,693	4.48	February 24, 2021	73,999

	February 13, 2015	268,975	2.87	February 13, 2022	503,214

	February 15, 2016	174,843	3.21	February 15, 2023	267,877	536,903	2,546,306	0

	February 20, 2017	161,708	3.90	February 20, 2024	136,949

	February 19, 2018	172,598	3.81	February 19, 2025	160,789

	February 18, 2019	118,879	3.53	February 18, 2026	143,695

Geoffrey P. Gold	February 19, 2013	224,653	6.18	February 19, 2020	0

	February 24, 2014	305,928	4.48	February 24, 2021	80,082

	February 20, 2017	159,411	3.90	February 20, 2024	135,004	870,964	4,130,619	0

	February 19, 2018	175,234	3.81	February 19, 2025	163,244

	February 18, 2019	179,658	3.53	February 18, 2026	217,160

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	Option-based awards					Share-based awards – As of December 31, 2019

Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date(2)	Value of unexercised in-the- money options(3)	Number of shares or units of shares that have not vested(4)	Market or payout value of share- based awards that have not vested(1),(5)	Market or payout value of vested share-based awards not paid out or distributed

		(#)	(US$)		(US$)	(#)	(US$)	(US$)
Paul B. Tomory	February 19, 2013	34,755	6.18	February 19, 2020	0

	May 24, 2013	31,211	4.63	May 24, 2020	3,364

	February 24, 2014	44,873	4.48	February 24, 2021	11,746

	February 13, 2015	20,000	2.87	February 13, 2022	37,417

	February 15, 2016	30,841	3.21	February 15, 2023	47,252	379,583	1,800,205	0

	February 20, 2017	32,931	3.90	February 20, 2024	27,889

	February 19, 2018	107,386	3.81	February 19, 2025	100,039

	February 18, 2019	110,473	3.53	February 18, 2026	133,533

Claude J.S. Schimper	February 19, 2013	27,589	6.18	February 19, 2020	0

	February 24, 2014	29,564	4.48	February 24, 2021	7,739

	February 20, 2017	25,334	3.90	February 20, 2024	21,455	240,094	1,138,668	0

	February 19, 2018	27,062	3.81	February 19, 2025	25,210

	February 18, 2019	31,861	3.53	February 18, 2026	38,512

1.
Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7699.

2.
Options expire after seven years.

3.
Based on the common share price on the TSX on December 31, 2019 of CAD$6.16, less the option exercise price.

4.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2019. The calculation for outstanding RPSUs granted on February 20, 2017 (for the 2016 compensation year) uses 115% (actual vesting percentage) for the vesting of all units, and the calculation for outstanding RPSUs granted on February 19, 2018 and February 18, 2019 assumes the vesting of all units at target (100%).

5.
Based on the common share price on the TSX on December 31, 2019 of CAD$6.16.

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Incentive plan awards – value vested or earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2019:

Name	Option-based awards(1),(3) – Value vested during the year	Share-based awards(2),(3) – Value vested during the year	Non-equity incentive plan compensation(3) – Value earned during the year

	(US$)	(US$)	(US$)
J. Paul Rollinson	45,888	2,611,524	1,736,432

Andrea S. Freeborough	2,205	166,518	251,375

Tony S. Giardini	19,732	1,103,963	185,530

Geoffrey P. Gold	19,698	1,101,942	881,151

Paul B. Tomory	4,953	362,965	376,852

Claude J.S. Schimper	2,800	223,137	153,249

1.
Based on the common share price on the TSX on the vesting date, less the option exercise price.

2.
Based on the common share price on the TSX on the vesting date.

3.
Value is in Canadian dollars and was converted to U.S. dollars for purpose of this table using the exchange rate of CAD$1.00 = US$0.7699, with the exception of Mr. Schimper's non-equity incentive plan compensation value, which was in U.S. dollars.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2019:

Name	Number of options exercised and sold	Grant price(1)	Share price on exercise date(1)	Value realized(1)

		(US$)	(US$)	(US$)
J. Paul Rollinson	0	n/a	n/a	0

Andrea S. Freeborough	0	n/a	n/a	0

Tony S. Giardini	0	n/a	n/a	0

	100,496	2.87	4.80	193,430
Geoffrey P. Gold	100,000	3.21	4.80	158,599
	74,405	3.21	5.16	144,689

	20,000	2.87	5.25	47,580
Paul B. Tomory	25,951	2.87	5.54	69,329
	10,000	3.21	5.54	23,328

Claude J.S. Schimper	24,686	3.21	5.25	50,365

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7699.

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Additional equity compensation plan information

The following table provides details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2019(1):

Plan category	Number of securities to be issued upon exercise of outstanding options and RSUs(2)	Weighted-average exercise price of outstanding options and RSUs(3) CAD$	Number of securities remaining available for future issuance under equity compensation plans(4),(5)
Equity compensation plans approved by security holders	18,513,338	5.16	35,915,162

Equity compensation plans not approved by security holders	Nil	N/A	N/A

Total	18,513,338	5.16	35,915,162

1.
This table does not include RSUs granted in early 2020 prior to the date of this circular. Numbers of RSUs include RPSUs which are granted under the Restricted Share Plan.

2.
Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies' plans) and RSUs.

3.
Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 8,343,158 RSUs were outstanding as of December 31, 2019.

4.
Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667 and under the Restricted Share Plan of 50,000,000.

5.
In addition, as at December 31, 2019, 510,546 common shares remained available for issuance under the Share Purchase Plan.

The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2019:

	Restricted Share Plan		Share Option Plan		Share Purchase Plan

	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares
Maximum shares issuable	50,000,000	3.988	31,166,667	2.486	5,666,666	0.452

Shares issued to date	18,917,097	1.509	8,448,760	0.674	5,156,120	0.411

Shares issuable under outstanding awards	8,343,158	0.665	10,170,180	0.811	N/A	N/A

Shares available for future awards	22,739,745	1.814	12,547,727	1.001	510,546	0.041

Weighted average exercise price of all outstanding options under all plans:	CAD$5.16
Weighted average remaining term of all outstanding options under all plans:	2.94 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 3,407,943 RPSUs: 4,935,215

Shares for issuance

	Restricted Share Plan	Share Option Plan	Share Purchase Plan
Maximum number of common shares reserved for issuance, as of December 31, 2019	50,000,000	31,166,667	5,666,666

Percent of common shares outstanding (approximate)	3.99%	2.49%	0.45%

Maximum number of common shares authorized for issuance to any one insider and such insider's associates under each plan within a one-year period	5% of the total common shares then outstanding		None

Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None

Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding

Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding

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The following table sets out the overhang, dilution percentages in respect of options under the company's Share Option Plan for the fiscal years ended 2019, 2018, and 2017:

	2019	2018	2017
Overhang
the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	1.81%	1.94%	1.97%

Dilution
options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	0.81%	0.98%	0.97%

The following table sets out the burn rate percentages in respect of equity securities under the company's Restricted Share Plan, Share Option Plan and Share Purchase Plan for the fiscal years ended 2019, 2018, and 2017:

	Restricted Share Plan(1)			Share Option Plan			Share Purchase Plan(2)

	2019	2018	2017	2019	2018	2017	2019	2018	2017
Burn Rate
the number of awards granted each year, expressed as a percentage of the weighted average number of outstanding common shares of the company at the end of the fiscal year.	0.34%	0.28%	0.26%	0.16%	0.16%	0.13%	0%	0%	0%

1.
RPSUs are reflected at target (100%); RPSUs can vest from 0 to 150% (or up to 200% based on HRCC discretion).

2.
No shares were issued under the Share Purchase Plan in 2017, 2018 and 2019. Common shares were purchased from the market.

Pension and other benefit plans

The terms of the executive retirement allowance plan, the Canadian retirement plan, and the international long-term savings account are described under "Retirement plans" on page 123. The following is a table showing the accumulated value under all applicable retirement plans in which the NEOs participated during 2019 (sum of elements may vary slightly due to rounding)(1):

Name	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end

	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	3,763,046	485,037	70,713	4,318,796

Andrea S. Freeborough	334,747	83,495	46,854	465,095

Tony S. Giardini	1,019,312	40,574	6,764	0

Geoffrey P. Gold	2,716,968	254,067	50,299	3,021,334

Paul B. Tomory	487,942	121,894	15,748	625,585

Claude J.S. Schimper	284,320	37,251	69,216	390,787

1.
Retirement allowance values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7699, with the exception of Mr. Schimper's values which are in U.S. dollars.

Employment contracts

Upon hire or promotion, all members of the senior leadership team enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 114.

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Compensation on termination of employment

Among other things, the employment agreements for each of the senior leadership members generally outline terms relating to termination of employment with the company. Mr. Giardini's terms have not been included in this discussion as he left the organization in 2019, and his severance payment has been included in the "Summary compensation table" on page 101.

The tables below outline the compensation payable to senior leadership team members in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee's position, a material reduction of salary or other specific adverse events for the SLT member (a triggering event). The tables also outline the compensation to SLT members if the executive's employment is terminated or the executive is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:

•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders,

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company,

•
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor,

•
dissolution, liquidation or winding up of the company, or

•
an event following which the company's nominees for the board of directors do not constitute a majority of the board of directors.

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EXECUTIVE COMPENSATION

In 2019, the following terms applied to all senior leaderhip team members:

Provision	Termination without cause(1)	Termination following change of control
Lump sum severance payment equal to the aggregate of:	2 times:

 •  base salary, and

 •  the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)
plus:

• the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.	3 times for Mr. Rollinson and Mr. Gold and 2 times for Mr. Tomory and Ms. Freeborough:

 •  base salary, and

 •  the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)
plus:

• the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to CAD$10,000 (up to CAD$25,000 for Mr. Rollinson)	up to CAD$10,000 (up to CAD$25,000 for Mr. Rollinson)

Benefits:	continue for 2 years or, alternatively, a lump sum payment in lieu of benefits equal to:

 •  for Mr. Gold, 30% of salary;

 •  for Mr. Tomory and Ms. Freeborough, 20% of salary; and

• for Mr. Rollinson, a lump sum payment of CAD$500,000.	continue for 3 years for Mr. Rollinson and Mr. Gold and 2 years for Mr. Tomory and Ms. Freeborough or, alternatively, a lump sum payment in lieu of benefits equal to:

 •  for Mr. Gold, 30% of salary;

 •  for Mr. Tomory and Ms. Freeborough, 20% of salary; and

• for Mr. Rollinson, a lump sum payment of CAD$750,000.

Executive retirement allowance plan (ERAP):	lump sum equal to the present value of 2 years of ERAP contributions.	lump sum equal to the present value of 3 years of ERAP contributions for Mr. Rollinson and Mr. Gold and 2 years for Mr. Tomory and Ms. Freeborough.

RSUs, RPSUs and options:	Mr. Rollinson: 50% of all outstanding RSUs and options, and 50% of all RPSUs which would otherwise have vested during the ensuing 2 years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture(2).

	Mr. Gold, Mr. Tomory and Ms. Freeborough(3): all equity which would otherwise have vested during the ensuing 2 years will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) 60 days after the end of the severance period or (b) the expiry date based on the original term of the option. All such equity will remain subject to the recoupment policy.	All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry.

1.
All agreements for executives hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months after the date of hire.

2.
The RSUs, RPSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

3.
In the case of Mr. Tomory and Ms. Freeborough, the company may exercise its discretion to cancel the equity and pay a cash value in lieu of allowing the RSUs and RPSUs to vest.

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In the case of Mr. Schimper, should his employment be terminated by the company for any reason other than just cause, he will be entitled to a lump sum severance payment equal to eighteen (18) months' base salary plus target bonus. Health and dental benefits will continue for eighteen (18) months or, alternatively, a lump sum payment in lieu of benefits equal to 20% of salary. All unvested RSUs, RPSUs and options are forfeited and cancelled immediately. No incremental benefits will be paid to Mr. Schimper for termination following a change of control of the company.

Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the senior leadership team members under his or her employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).

Compensation on retirement or death

Type of termination	Severance	Short-term incentive	Options(1)	RSUs / RPSUs(1)	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	All RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance or pension, or value of savings plan account, payable, as applicable

Death	None	Prorated incentive paid based on date of death	All unvested options vest, can be exercised until the earlier of 12 months and original expiry	All RSUs / RPSUs are immediately vested	Health and dental benefits continue for eligible dependents for 2 years for SLT members and 3 months for Mr. Schimper	Accrued retiring allowance or pension, or value of savings plan account, payable to surviving beneficiary or estate, as applicable

1.
All equity is permitted to vest in accordance with the normal vesting schedule when senior leadership team members: 1) reach the minimum early retirement age as specified in the company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; and 3) provide a minimum three months' notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months' base salary plus a cash payment representing the present value of three years' additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

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Incremental payments on termination, retirement and death

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.

Name	Estimated incremental value of termination as of December 31, 2019(1)

	Compensation component	Termination without cause	Termination following change of control	Retirement / resignation(2)	Death / change of control(3)	Termination with cause
J. Paul Rollinson	Severance payment	5,489,541	8,234,311	0	0	0

	Accelerated vesting of equity	69,200	168,540	0	168,540	0

	Benefits / ERAP	1,356,849	2,013,329	0	0	0

	Total	6,915,589	10,416,180	0	168,540	0

Andrea S. Freeborough	Severance payment	1,320,378	1,320,378	0	0	0

	Accelerated vesting of equity	0	9,729	0	9,729	0

	Benefits / ERAP	277,654	372,390	0	0	0

	Total	1,598,032	1,702,498	0	9,729	0

	Benefits / ERAP	164,759	164,759	0	0	0

	Total	2,331,134	3,444,460	0	30,138	0

Geoffrey P. Gold	Severance payment	2,887,125	4,330,687	0	0	0

	Accelerated vesting of equity	0	79,925	0	79,925	0

	Benefits / ERAP	691,275	939,849	0	0	0

	Total	3,578,400	5,350,461	0	79,925	0

Paul B. Tomory	Severance payment	1,696,860	1,696,860	0	0	0

	Accelerated vesting of equity	0	40,428	0	40,428	0

	Benefits / ERAP	346,965	346,965	0	0	0

	Total	2,043,824	2,084,252	0	40,428	0

Claude J.S. Schimper	Severance payment	522,812	522,812	0	0	0

	Accelerated vesting of equity	0	0	0	22,823	0

	Benefits / ERAP	52,281	52,281	0	0	0

	Total	575,093	575,093	0	22,823	0

1.
This table reflects the estimated incremental payments that are triggered under each circumstance identified in the respective headings. Termination payments are calculated and payable in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7699.

2.
Upon retirement or termination, NEOs receive accumulated values in the executive retirement allowance plan, any pension accrued under other retirement plans, or any accumulated values in the savings plan, as reported under the "Retirement plans" section on page 123. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.

3.
Upon death or change of control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2019 corresponding to each applicable discount period. No other incremental amounts would be paid.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that result or will result from the resignation, retirement or any other termination of such executives' employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs' responsibilities following a change of control.

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Mr. Giardini departed the company on May 1, 2019. Under the terms of his departure arrangements with the company and consistent with the terms of his executive employment agreement as previously disclosed, his severance benefits totalled US$2,782,468, as follows:

Name	Compensation component	Description	Value (US$)
Tony Giardini	Severance payment	2 times: • base salary, and • the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus) plus: • the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.	2,351,905

	Reimbursement for legal and financial counselling services:	Up to $10,000 CAD plus HST	8,700

	Benefits	Benefits continue for 2 years or, alternatively, a lump sum payment in lieu of benefits equal to the estimated cost to the company of providing health, dental and life insurance benefits	29,379

	Executive retirement allowance plan (ERAP):	lump sum equal to the present value of 2 years of ERAP contributions.	392,484

	Total		2,782,468

These amounts have been included in the All Other Compensation column for 2019 in the "Summary compensation table" on page 101. Amounts were paid in Canadian dollars and converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7699.

In addition, Mr. Giardini's equity will be permitted to vest in normal course (not accelerated) for two years after his termination date. He will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) 60 days after the end of the severance period; or (b) the expiry date based on the original term of the option.

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DESCRIPTION OF COMPENSATION PROGRAM COMPONENTS

Base salary

To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.

Base salaries paid to individual executives reflect:

•
the scope, complexity and responsibility of the position,

•
salary levels for similar positions in Kinross' comparator group,

•
the executive's previous experience, and

•
the executive's performance.

Each year Kinross reviews competitive market data and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance and internal equity, and to remain competitive in the market. The human resource and compensation committee reviewed base salaries in February 2019 and decided not to increase base salaries for the NEOs at that time, with the exception of the salary for Mr. Tomory. In May 2019, Mr. Gold received a mid-year salary increase to better align his compensation with the market and Mr. Tomory received a salary increase in recognition of his promotion and the additional responsibilities he undertook. In February 2020, the decision was made not to increase salaries for the NEOs, with the exception of the salary for Mr. Schimper, which was increased by 3%. The following are the salaries for the named executive officers (all paid and shown in Canadian dollars with the exception of Mr. Schimper's salary, which is paid and shown in U.S. dollars) for 2020:

•
J. Paul Rollinson: $1,400,000

•
Andrea S. Freeborough: $490,000

•
Geoffrey P. Gold: $750,000

•
Paul B. Tomory: $580,000

•
Claude J.S. Schimper: $269,248

Further information regarding each executive's 2019 base salary is provided with the "Summary compensation table" on page 101.

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Short-term incentive plan

Kinross' short-term incentive plan covers employees at a professional level and above across the company and is designed to reward company, site / region, and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team short-term incentives are calculated as follows:

Target incentive – Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. Ms. Freeborough's short-term incentive target increased to 75% on May 1, 2019 as a result of her promotion to Senior Vice-President and Chief Financial Officer, and Mr. Tomory's short-term incentive target increased to 90% on May 1, 2019 as a result of his promotion to Executive Vice-President and Chief Technical Officer. No other adjustments were made to the short-term incentive targets for NEOs for 2019 or 2020.

Company performance multiplier – Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company's relative performance compared to its competitors. The board then determines the company performance multiplier that will apply to the senior leadership team. This multiplier can range from 0 – 150% (200% for the CEO), and makes up approximately 60% of their total short-term incentive. The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team. For 2019, the board approved a company performance multiplier of 109% for all employees, including the senior leadership team (for details, see "2019 SLT and Four Point Plan measures" on page 79).

Individual performance multiplier – For the senior leadership team, the remaining 40% (approximately) of the short-term incentive is based on individual performance and for other employees the weighting on individual performance is 50%. The CEO reviews individual performance for his direct reports against individual objectives aligned to the Four Point Plan for the year, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO's performance is completed by the human resource and compensation committee. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be applied. Details regarding individual performance and the resulting multipliers are provided under "Individual performance – Named executive officers", starting on page 91.

Site performance multiplier – For employees below the senior leadership team who participate in the global compensation program, a site performance multiplier makes up the remaining portion of the short-term incentive. The weighting varies by level across the organization, and the multiplier, which ranges from 0 – 150%, is determined based on the site Four Point Plan objectives.

Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards for the senior leadership to better align cash and equity to the target pay mix.

In addition, the CEO and the human resource and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.

For executives who are not members of the senior leadership team, the calculations are more formulaic and determined based on the multipliers outlined above.

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The CEO and the human resource and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions as outlined under "Using discretion", on page 73.

As outlined in detail under "Using discretion" on page 73, in 2019, the committee exercised its discretion in two ways: (1) adjusted the performance score of the cash flow measure of the SLT measures and (2) adjusted the short and long term incentives for Mr. Tomory to achieve a better balance between cash and equity. No other discretion was applied to adjust the short-term incentive awards for the CEO or other NEOs.

Details of the 2019 short-term incentive calculation for each NEO is outlined on page 100.

Long-term incentives

Kinross provides long-term equity incentive compensation with the following objectives:

•
align the interests of executives with those of shareholders,

•
focus efforts on improving shareholder value and the company's long-term financial strength,

•
reward high levels of performance,

•
provide incentive for high levels of future performance, and

•
provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company.

Long-term incentives are granted as part of the company's annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for long-term incentives, the human resource and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.

The value of an individual's actual annual grant is determined as a multiplier of annual base salary based primarily on company and individual performance. Other factors considered include: position, level of responsibility, long-term performance, potential, and retention factors. The human resource and compensation committee also considers each NEO's existing holdings and outstanding awards (including previously granted awards) prior to determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering relative individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resource and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross' long-term incentive plans: for the 2019 performance year, RSUs and RPSUs. The RSU component may be further divided among cash-settled RSUs and equity-settled RSUs. Each year the human resource and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.

Kinross believes that each element in our long-term incentive plan plays an important role:

    RPSUs:    the performance metrics attached to the RPSUs provide for greater alignment between company performance and realized pay, provide an additional incentive for future performance, and help direct management's focus on the key priorities over the performance period. Also, as all RPSUs are settled in equity, and with a 50% weighting on the relative TSR metric, there is strong alignment with shareholders.

    RSUs:    RSUs provide for alignment with shareholders, as the value is dependent on the stock price. Equity-settled RSUs increase executive shareholdings, and provide for alignment even after the RSUs have vested for as long as the executives continue to hold the shares. Cash-settled RSUs are not dilutive, and allow executives to receive a small component in cash, aligned to share price performance during the vesting period, without executives trying to 'time' their share sales.

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From 2008 to 2018, the committee increased the weighting on RPSUs for the senior leadership team five times, from 5% to 50%. RPSUs had made up 50% of the long-term incentives granted to the CEO since 2014 and to the other senior leadership team since 2015. For the 2019 annual compensation awards, the committee removed options from the long-term incentive plan and further increased the weighting on RPSUs to 55% for the senior leadership and 50% for other Senior Vice-Presidents. We believe that putting a greater emphasis on performance-based equity will create better alignment with shareholder interests, and this shift in the equity mix is in line with feedback we have received from shareholders. The weighting on RSUs increased to 45% for the senior leadership team and 50% for other Senior Vice-Presidents. For the senior leadership team, two-thirds of RSUs granted in 2020 (with respect to 2019) will be settled in equity when they vest, and the balance will be cash-settled. For all other executives, RSUs granted in 2020 (and all prior years) are fully settled in equity. RPSUs granted in 2020 (and all prior years) are fully settled in equity and can vest at zero if performance does not meet the threshold. The weighting of the components of the annual equity award for the past five years is as follows:

	Component	2015 weightings	2016 weightings	2017 weightings	2018 weightings	2019 weightings
SLT	RPSUs	50%	50%	50%	50%	55%

	RSUs(1)	30%	30%	30%	30%	45%

	Options	20%	20%	20%	20%	0%

Other SVPs	RPSUs	35%	35%	40%	40%	50%

	RSUs(1)	50%	50%	45%	45%	50%

	Options	15%	15%	15%	15%	0%

1.
For the grants with respect to 2015 and 2016, RSUs are equity settled. For the grants with respect to 2017 and 2018, RSUs are 50% cash-settled and 50% equity-settled for the SLT and all equity-settled for other SVPs. For the grant with respect to 2019, RSUs are one-third cash-settled and two-thirds equity settled for the SLT, and all equity settled for other SVPs.

In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for senior leadership team members to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross' insider trading policy.

Executives make an election to participate in the ASDP and may participate only if they meet Kinross' minimum share ownership requirements (see page 71). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive's ability to modify or terminate their participation in the plan.

In 2019, no senior executives participated in the ASDP.

Restricted share units

Kinross' long-term incentive plan includes both cash-settled and equity-settled RSUs. Equity-settled RSUs are granted under the Kinross Restricted Share Plan, while cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash Settled). In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e. existing holdings and outstanding awards). Effective January 1, 2020, the number of equity-settled or cash-settled RSUs granted to an eligible employee is determined by dividing the dollar value of the grant by the volume weighted average TSX share price for the five trading days immediately preceding the date of grant.

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Key terms under both plans include the following (note that RPSUs are granted under the Kinross Restricted Share Plan):

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

Restricted period
Equity-settled RSUs: At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.

 Cash-settled RSUs: The vesting for cash-settled RSUs is the same as that for equity-settled RSUs except in the case of annual compensation grants which are granted in February with respect to the prior year. For these grants, the final third vests in December of the second year after grant to comply with Canada Revenue Agency rules.

RPSUs: all RPSUs vest after three years.

Vesting	Equity settled RSUs, including RPSUs: a performance multiplier will be determined for RPSUs before the vesting. Each RSU or RPSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder's behalf.

Cash-settled RSUs: a payment will be calculated using a volume-weighted average share price for the five trading days immediately preceding the vesting date multiplied by the number of vested restricted share units.

Deferred payment date	Canadian participants may elect to determine a deferred payment date for equity-settled awards, however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.

Assignment	RSUs and RPSUs are not assignable.

Retirement or termination	During the restricted period: Any RSUs (including RPSUs) will automatically terminate on retirement or termination, unless otherwise determined by the human resource and compensation committee. The human resource and compensation committee may exercise discretion to abbreviate the restricted period due to a participant's termination of employment. However, for equity-settled awards, such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.

After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of equity-settled RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.

Change of control	All outstanding RSUs and RPSUs will become vested (at target), notwithstanding the restricted period or any deferred payment date.

Change of control includes, among other things:

 •  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

 •  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

• the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends	When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant's account on the record date for the dividend payment, and dividing by either:

 •  for equity-settled RSUs, the closing price of the common shares on the TSX on dividend payment date; or

 •  for cash-settled RSUs, dividing by a volume weighted average share price for the five trading days immediately following the dividend payment date.

• RSUs credited to a participant's account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan	The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.

RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

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Plan amendments – Restricted Share Plan

Under the terms of the Restricted Share Plan, shareholder approval is required for any amendment, modification or change that:

•
increases the number of common shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the Restricted Share Plan to non-employee directors,

•
permits restricted share rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the restricted share rights, to be made under the Restricted Share Plan,

•
reduces restrictions on the restricted period for RSUs (including RPSUs) except in the event of death, retirement, or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Restricted performance share units

Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are equity-settled RSUs with a performance element. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a "Monte Carlo" model for the relative total shareholder return portion of the RPSUs and, effective January 1, 2020, the volume weighted average TSX share price for the five trading days immediately preceding the date of grant for the other performance measures.

RPSUs are granted under the Restricted Share Plan, settled in equity and are subject to all the key terms under the Restricted Share Plan outlined above, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:

•
the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant), and

•
RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

For information on RPSU performance measures, targets, and results, please see the "Measuring company performance in our long-term incentive plan" section beginning on page 83.

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Stock options

In 2019, the human resource and compensation committee decided to change the mix of equity granted to executives and remove stock options from this mix for the grant in February 2020. Prior grants were granted under the Share Option Plan.

The following are some key terms under the Share Option Plan which apply to all grants of options:

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

Vesting	Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resource and compensation committee reserves the right to determine when the participant's options become exercisable within the term of the option.

Expiry	Options expire after seven years. However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.

Exercise price	The exercise price for each common share is determined by the human resource and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.

Retirement or termination
Options already exercisable: Generally these options must be exercised within 60 days, subject to human resource and compensation committee discretion, as noted below.

 Options not yet exercisable: Generally any options will be automatically terminated, subject to human resource and compensation committee discretion, as noted below.
The human resource and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resource and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased's estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.

Change of control	All outstanding options vest and become exercisable immediately. Change of control includes, among other things:

 •  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

 •  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

• the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan	The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

Plan amendments – Share Option Plan

Under the terms of the Share Option Plan, shareholder approval is required for any amendment, modification, or change that:

•
increases the number of common shares reserved for issuance under the Share Option Plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

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•
extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant,

•
extends eligibility to participate to non-employee directors,

•
permits stock option rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the stock option rights, to be made under the Share Option Plan,

•
reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.

Employee benefits and perquisites

Benefits and perquisites

Kinross provides a competitive benefits program to all its Canadian and expatriate employees, including NEOs, which includes: medical and dental insurance for employees and their dependents; life and accidental death & dismemberment insurance; and income protection in case of disability.

Members of the senior leadership team also receive critical illness insurance and home security services (tax paid by the company), and participate in the benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. In addition, a parking allowance is provided to Mr. Gold, and a car allowance to Mr. Rollinson. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.

The benefits and perquisites offered to the senior leadership team are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (subject to tax gross-ups in certain circumstances), and cease being provided to the executive upon termination, retirement, or death (see "Incremental payments on termination, retirement and death" on page 112 for further details).

Expatriate benefits

In order to attract and retain global talent, including senior executives, in all of our locations worldwide, Kinross provides market competitive premiums, allowances and tax benefits to employees on global assignments in accordance with the company's Global Mobility Policy. Compensation for certain expatriate employees is determined on a 'net' basis to provide a net package which is competitive in a range of countries from which we source candidates, and where there are varying tax and social security costs. The company then pays the mandatory tax and/or social security obligations in the home and host countries. Mr. Schimper is on an international assignment in the Far East region of Russia and as a result, receives the following additional benefits: foreign service and assignment premiums in recognition of the significant hardship of his particular location and the challenges and inconveniences experienced during his assignment; travel benefits; bank fees; and tax benefits. These benefits are reported in the "All Other Compensation" column of the "Summary compensation table" on page 101.

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Employee share purchase plan

Under Kinross' Employee Share Purchase Plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.

The following are some key terms under the Employee Share Purchase Plan which apply to all shares purchased or issued under this plan:

Eligibility	Full-time and part-time employees, including officers, whether directors or not, of the company or any designated affiliate.

Purchase price
Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.

 Shares purchased on the open market: The average price paid for all shares purchased.

Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six month holding period.

Contribution changes	Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days' notice. Employees may not make a change more than once within any six (6) month period.

Assignment	ESPP shares are not assignable.

Termination	Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.

Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.

Change of control	All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.

Change of control includes, among other things:

 •  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

 •  a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

• the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.

Plan amendments – Employee Share Purchase Plan

Under the terms of the Employee Share Purchase Plan (ESPP), shareholder approval is required for any amendment, modification, or change that:

•
increases the number of common shares reserved for issuance under the ESPP, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the ESPP to non-employee directors,

•
permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the common shares, to be made under the ESPP, or

•
deletes or reduces the range of amendments which require shareholder approval.

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In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the ESPP in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Retirement plans

Executive retirement allowance plan

As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an Executive Retirement Allowance Plan (ERAP) for the senior leadership team. The benefits available to the SLT under this plan are comparable to those offered by companies in the comparator group. Each member of the SLT participated in this plan in 2019; participants who are in this plan are not eligible to participate concurrently under any other Kinross-sponsored retirement plan.

The following sets out the terms of the Executive Retirement Allowance Plan:

Company contributions	15% of base salary and short-term incentive target bonus, accrued quarterly, beginning on the executive's membership date, and continuing throughout the executive's employment, including during any severance period following a change of control. Following 60 months of continuous service as a member of the ERAP, the executive receives an additional 3% of base salary and short-term incentive target bonus accrued quarterly.

As security for all members of the ERAP, the company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the plan.

Membership and Eligibility	Membership date refers to the date the executive commenced employment or such other date as may be designated by the company (for example, upon promotion to the senior leadership team).

Employee contributions	None – the company covers all contributions and costs.

Interest	Interest is calculated and compounded on a monthly basis on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	For executives who were members prior to May 1, 2015, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2015, all benefits vest at a rate of 50% at the end of each month. Following 96 months of continuous service as a member, benefits for all members are 100% vested, and vest in full at the end of the month in which they are accrued.

Benefit on termination	The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.

Other retirement plans

Kinross provides Canadian executives below the senior leadership team with a retirement plan to assist in saving for retirement. Company contributions equal 13% of base salary and short-term incentive target bonus. Following 60 months of continuous service at the Vice-President level, the executive receives an additional 2% of base salary and short-term incentive target bonus. In 2019, Ms. Freeborough participated in the Canadian retirement plan prior to her appointment to Senior Vice-President and Chief Financial Officer.

In order to assist expatriates in saving for retirement, the company provides the International Long-Term Savings Account (ILTSA). Employees participating in this plan receive additional compensation (contributions) equal to 6% of salary directed into the Savings Account. In addition, if a participating employee chooses to make optional contributions, matching amounts up to an additional 4% of salary are directed into the Savings Account. In 2019, Mr. Schimper participated in the ILTSA.

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GOVERNANCE

Kinross is committed to the highest standards of corporate governance and accountability. We actively monitor developments in best practices and applicable laws to ensure that the Company meets that commitment.

GOVERNANCE

Governance

Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross' approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.

HIGHLIGHTS

Financial

•
For 2019, non-audit fees were approximately 4% of total fees charged by the company's auditor,

•
No adverse audit opinions since formation in 1993,

•
All financial disclosures have been made on a timely basis and in accordance with securities laws for the last 14+ years,

•
No material weaknesses in internal controls over financial reporting since reporting of such was first required commencing in 2006, and

•
Chair of the audit and risk committee is a "financial expert".

Directors

•
3 of 9 incumbent directors are women (33%)

•
In 2019, 8 of 9 (89%) directors were independent, including an Independent Chair, and 9 of 10 (90%) nominees for election at the meeting are independent,

•
All board committees are composed solely of independent directors,

•
All incumbent directors had 100% attendance at the board and their respective committee meetings in 2019,

•
The board met independently of management at all of its meetings (100%) in 2019, including at all regularly scheduled board meetings,

•
All of the board committees met independently of management at all of their respective meetings in 2019,

•
Board meetings have a majority quorum requirement,

•
Majority voting applies to annual director elections,

•
75% of directors standing for re-election at this meeting were re-elected in 2019 with greater than 99% of the votes cast,

•
Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements,

•
Annually, the board evaluates itself as a whole and also solicits feedback on individual directors,

•
The board cannot issue blank check preferred stock, and

•
The company has a shareholder rights plan in effect until 2027.

REGULATORY COMPLIANCE

The board, through its corporate governance and nominating committee (CGNC), monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. The CGNC recommends to the board changes to the company's governance practices in light of changing governance expectations, regulations and best practices. The board will continue to review and revise the company's governance practices in response to changing governance expectations, regulations and best practices.

Kinross' corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the NYSE standards) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the

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NYSE standards. Details of the company's corporate governance practices compared to the NYSE standards are available for review on the company's website at www.kinross.com.

Our board of directors

There are currently nine members of the board, of whom eight are independent within the meaning of the Corporate Governance Guidelines and the NYSE standards. The independent directors hold regularly scheduled meetings (at least once every quarter) at which non-independent directors and management are not present. Mr. Rollinson is not independent as he is an officer of Kinross.

The Chair of the board (also referred to as the Independent Chair) is an independent director who has been designated by the board to assume the leadership of the board and to enhance and protect, with assistance from the CGNC and the other committees of the board, the independence of the board. Ms. McLeod-Seltzer was appointed as Chair of the board effective January 1, 2019.

The responsibilities of the Independent Chair are set out in a position description for the Independent Chair adopted by the board. These responsibilities may be delegated or shared with the CGNC and/or any other independent committee of the board and include responsibilities such as:

•
chairing all meetings of directors,

•
providing leadership to the board to enhance the board's effectiveness,

•
managing the board,

•
acting as a liaison between the board and management, and

•
representing the company to certain external groups.

A copy of the position description of the Independent Chair is available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company's affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The board has adopted performance schedules for each of its committees. These performance schedules have been developed by the CGNC as a tool to ensure:

•
the adequate scheduling of meetings for the purpose of fulfilling all duties of the board and the committees as set out in their charters,

•
the fulfillment of the board and committee duties, and

•
the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet regularly without management to review the business operations, corporate governance and financial results of the company. In 2019, the independent directors met without Mr. Rollinson or other members of management present at all (eleven) of the board meetings held during the year.

The attendance record of each director standing for re-election at the meeting, at all board and committee meetings held during the previous year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under "About the nominated directors" on page 28.

A copy of the board mandate (charter of the board of directors) and the charters of each of the committees is available on the company's website at www.kinross.com or upon request to the Corporate Secretary. A copy of the charter of the board of directors of the company is also attached as Appendix A.

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CODE OF BUSINESS CONDUCT AND ETHICS

As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The CGNC has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company's Whistleblower Policy, to the Chair of the CGNC, the Chair of the audit and risk committee, the Chief Legal Officer, the General Counsel, the Vice-President, Compliance or, as applicable, to the Vice-President, Human Resources.

The Code was most recently amended in February 2019 to reflect changes in regulations and current best practices. A copy of the Code may be accessed on the company's website at www.kinross.com or under the company's profile on SEDAR at www.sedar.com.

The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The board encourages adherence to an overall culture of ethical business conduct by:

•
promoting compliance with the Code, including applicable laws, rules and regulations,

•
providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,

•
promoting a culture of open communication, honesty and accountability,

•
ensuring adequate training is provided for proper understanding of, and compliance with the Code, and

•
ensuring awareness of disciplinary action for violations of ethical business conduct.

The Code, along with the company's anti-corruption compliance protocol, addresses the compliance framework contemplated under various anti-corruption laws in Canada, the United States and other jurisdictions in which Kinross operates.

The company's Vice-President, Compliance, Legal and Corporate Secretary provides day-to-day leadership to and manages the company's global compliance with the Code and other core policies including management of the company's Whistleblower Policy and program, reporting quarterly on such matters to the board and/or its applicable committees.

ROLE OF THE BOARD OF DIRECTORS

The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, comprising the audit and risk committee (ARC), corporate governance and nominating committee (CGNC), corporate responsibility and technical committee (CRTC) and human resource and compensation committee (HRCC).

The charter of the board sets out specific responsibilities, some of which include:

•
appointing the Independent Chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,

•
adopting a strategic planning process, approval of strategic plans and monitoring performance against such plans,

•
reviewing and approving corporate objectives and goals applicable to the senior leadership team of the company,

•
defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and

•
obtaining periodic reports from management on the company's operations including reports on security issues surrounding the company's assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross' risk appetite.

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Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company's website at www.kinross.com.

In carrying out its mandate, the board met eleven times in 2019, on all of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:

•
adopted a strategic plan proposed by management and considered possible strategic initiatives for the company,

•
reviewed and approved consolidated financial statements,

•
obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,

•
approved the 2020 budget,

•
reviewed and approved amendments to the charters of the board, ARC and CRTC,

•
reviewed and approved amendments to the core policies namely, The Code of Business Conduct and Ethics, the Whistleblower Policy, and the Disclosure, Confidentiality and Insider Trading Policy,

•
approved a revised cash investment policy,

•
approved a revised hedging policy,

•
approved the acquisition of the Chulbatkan development project in Russia,

•
approved proceeding with the Tasiast 24k project,

•
approved a sale of the company's royalty portfolio enabling value realization of existing assets,

•
reviewed director candidate profiles,

•
appointed two new directors, including a financial expert, to the board,

•
received reports from the Chair of the ARC regarding financial, audit, internal control, information technology, cybersecurity and legal matters and the implementation and operationalization of the risk management framework,

•
received reports from the Chair of the CGNC on current governance practices and the company's compliance practices, as well as reviewed recommendations to approve various board policies, and received reports on the progress made with respect to selection of new nominees to the board,

•
received reports from the Chair of the CRTC regarding environmental, health and safety matters, the overall process relating to the reporting of the company's mineral reserves and mineral resources, material exploration, operating, development and technical activities, and the process for identification and management of technical and operating risks,

•
received reports from the Chair of the HRCC and approved the compensation awarded to the CEO and senior executives, including the NEOs,

•
reviewed issues relating to the company's material properties, and

•
approved credit facility extensions and renewal of letter of credit guarantee facility.

POSITION DESCRIPTIONS

The position description of our Independent Chair of the board is outlined above under "Role of the Board of Directors" on page 127.

The independent Chair of the board works with the Chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.

The committee charter for each of the committees includes the responsibilities of the committee Chair which also constitutes their position description. In general, committee Chairs fulfill their responsibilities by, among other things:

•
reviewing and approving the agenda for each committee meeting,

•
presiding over committee meetings,

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•
obtaining reports from management regarding matters relevant to their mandate, and

•
reporting to the board and making recommendations to the board regarding matters in their committee's areas of responsibility.

The board and the CEO engage in an ongoing dialogue regarding the board's ongoing expectations for the CEO's responsibilities, which include:

•
assuming the leadership of management and the day to day leadership of the company,

•
developing and recommending Kinross' strategic plans,

•
implementing Kinross' business and operational plans,

•
reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,

•
ensuring that Kinross' strategic business plan is carried out efficiently, with integrity and ethics, and

•
communicating and liaising with investors, other stakeholders, and public markets.

ASSESSING THE BOARD

The current practice of the board is for the Independent Chair, with the assistance of the CGNC, to make ongoing formal and informal assessments of the performance of the board and its committees, together with that of the board Chair, the committee Chairs and each individual director. The board has a formal board and committee evaluation process which is completed annually and consists of evaluation forms to solicit feedback on the board as a whole and individual directors. The questions include a set of open-ended qualitative questions to solicit purposeful inputs on board performance and functioning and to provide peer feedback to directors.

The evaluation of the board as a whole and the committees is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the Independent Chair and the CGNC to recommend changes to board composition or board structure, as may be required from time to time.

The results of the evaluation process were reviewed by the Independent Chair and the Chair of the CGNC. The results were communicated to the CGNC by its Chair and to the entire board by the Independent Chair. The directors met with the Independent Chair and Chair of the CGNC, as required, to further discuss the results of the evaluations. The board plans to engage a third party, as it did in 2017, to assist with the evaluation process in 2020.

NOMINATING AND METHOD OF VOTING FOR DIRECTORS

The CGNC is responsible for identifying and recruiting new candidates for nomination to the board and considering candidates submitted by shareholders.

Among the duties under its mandate, the CGNC:

•
reviews the composition of the board to ensure it has an appropriate number of independent directors,

•
maintains an evergreen list of potential nominees,

•
analyzes the needs of the board when vacancies arise,

•
ensures that an appropriate selection process for new board nominees is in place,

•
makes recommendations to the board for the election of nominees to the board,

•
continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the composition of the board, the CGNC takes into account the following considerations:

•
the independence of each director,

•
diversity of the board, including gender representation,

•
the competencies and skills that the board as a whole should possess, and

•
the current strengths, skills and experience represented by each director, as well as each director's personality, and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.

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DIVERSITY

Board diversity

Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture, and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In addition to the relevant skills and experience contained in the above matrix, the CGNC takes into account the diversity of candidates when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.

In 2012, the board developed and approved a written board diversity policy. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors and in November 2015, it became part of the consolidated Corporate Governance Guidelines adopted by the board.

As set out in the board diversity policy, Kinross:

•
will periodically assess the skills, experience, knowledge and backgrounds of its directors in light of the needs of the board, including the extent to which the current composition of the board reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors;

•
is committed to a merit based system for board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter are not tolerated;

•
will, when identifying suitable candidates for appointment to the board, consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the board;

•
will instruct any search firm engaged to assist the board in identifying candidates for director to include women candidates;

•
will include women candidates in the board's evergreen list of potential board nominees; and

•
has a target of 33% women directors as members of the board.

Kinross currently meets its target of having women directors comprise 33% of the board. Mses. Lethbridge, McGregor and McLeod-Seltzer are standing for re-election at this meeting and if all of the director nominees are elected at the meeting, 3 of the 10 board members (30%) will be women. The percentage of women on the board will revert to 33% later in 2020 with the planned retirement of Mr. Brough and the size of the board reverting to 9 members. The CGNC is committed to actively recruiting for women as it advances board succession initiatives going forward.

The CGNC continues to review that board diversity policy annually and assess its effectiveness in promoting a diverse board, which includes an appropriate number of women directors.

Diversity in executive officer appointments

Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written guideline on diversity and inclusion with respect to its employees. The guideline is titled "The Kinross Way for Diversity and Inclusion" and was most recently updated in January 2020. It provides guiding principles for promoting a diverse and inclusive culture within Kinross. The policy interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different, including visible differences such as ethnicity, race, gender, age, and physical appearance, as well as religion, nationality, disability, sexual orientation, education and ways of thinking.

The policy recognizes gender diversity as one aspect of diversity which it seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women. Instead, Kinross has established a framework that will enable the evolution of diverse employee representation, including women as executive officers. Kinross believes this is a more meaningful and sustainable approach to improving diversity and inclusion in the workplace than the establishment of a target. This framework will be grounded in meaningful activities, with an overarching goal of increasing the representation of

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women based on merit. As of March 1, 2020, the representation of women in executive officer positions within Kinross and its subsidiaries was at 8 women which was 15% (March 1, 2019: 8 women, 15%) of executive officer positions. During 2019, to support the senior leadership team of the company, a leadership advisory team consisting of experienced Kinross leaders with diverse perspectives and functional expertise was created to provide direct input and insight on organizational issues, corporate strategy and key business decisions. The leadership advisory team comprises two women (17%) at the senior vice-president and vice-president levels.

Kinross will strive to include female candidates for all key position openings and consider the representation of women in making appointments, including for executive officer roles. However, in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.

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GOVERNANCE

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The CGNC, in conjunction with the Independent Chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.

Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education of the directors, the CGNC, the Independent Chair or the CEO will, as may be necessary from time to time:

•
request that directors determine their training and education needs and interests,

•
arrange ongoing visitation by directors to the company's facilities and operations,

•
arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and

•
encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events during the financial year ended December 31, 2019, held for, or attended by, the company's directors who are standing for (re)-election at the meeting. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted by	Attended by
January 2019	Mining Audit Committee Roundtable: Trends in Mining	KPMG	Ave Lethbridge

	A World of Uncertainty? Business Trends and Challenges for Directors	Institute of Corporate Directors	Kerry Dyte

	Presentation on Mining Outlook	RBC	Catherine McLeod-Seltzer

February 2019	Canada's Energy Future – Utilities Shaping the Future of the Grid	Canadian Electricity Association	Ave Lethbridge

	Evolving Outside Artificial Intelligence	Economic Club of Canada/CPA	John Brough

	Cannabis & Boards: What Every Director Needs to Know	Institute of Corporate Directors	Kerry Dyte

	BMO Gold Industry Conference	BMO	Catherine McLeod-Seltzer

	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	Ian Atkinson John Brough Kerry Dyte Kelly Osborne

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Date	Topic	Presented/Hosted by	Attended by
April 2019	Board Shareholder Engagement	Institute of Corporate Directors	Ave Lethbridge

	Critical Governance Issues Forum	Rotman School of Management	Ave Lethbridge

	Board and Crisis Management	Institute of Corporate Directors and Osler, Hoskin & Harcourt LLP	Ave Lethbridge Kerry Dyte

	PWC Boardroom series: The Essential 8 Technologies	Lance Morgan, CEO Blockchain Intelligence Group	Catherine McLeod-Seltzer

May 2019	Round Mountain and Bald Mountain site visits	Kinross Gold Corporation	Ian Atkinson John Brough Kerry Dyte Ave Lethbridge Catherine McLeod-Seltzer Kelly Osborne J. Paul Rollinson David Scott

June 2019	Cyber game of threats – Preparing Directors for Effective Cybersecurity Governance	Institute of Corporate Directors	Ave Lethbridge

	Cybersecurity oversight	PwC	Ave Lethbridge

	Institute of Corporate Directors National Conference	Institute of Corporate Directors	Ave Lethbridge

	KPMG Critical Audit Matters – The future of Human Resources	KPMG	Catherine McLeod-Seltzer

	Ghana Economic Summit	BMO	Catherine McLeod-Seltzer

	St. Petersburg International Economic Forum	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson

August 2019	Presentation on Mining Outlook	RBC	Catherine McLeod-Seltzer

September 2019	Navigating governance in a complex and volatile market	Institute of Corporate Directors	Ave Lethbridge

	Mining Industry Forum Series	Canadian Public Accountability Board	John Brough

	Annual Mining Executive and Director Forum	KPMG LLP	Catherine McLeod-Seltzer

	Precious Metals Summit	Precious Metals Summit Conferences, LLC	Catherine McLeod-Seltzer

October 2019	Investor and Board Director ESG	Institute of Corporate Directors	Ave Lethbridge

	Resilience in the Face of Crisis	Deloitte LLP	John Brough

	CIBC Fall Economic Summit	CIBC	Catherine McLeod-Seltzer

	Young Mining Entrepreneurs		Catherine McLeod-Seltzer

	Foreign Investment Advisory Council	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson

November 2019	A comprehensive update on financial reporting: Mining	Ernst & Young LLP	John Brough

	Mining and Metals ESG Panel	Ernst & Young LLP	John Brough

	ESG and link to performance	Institute of Corporate Directors	Kerry Dyte

	US-Mexico Tax Update	KPMG LLP	Elizabeth McGregor

	Mining in 2040	Ernst & Young LLP	Elizabeth McGregor

	Financial Reporting Update	KPMG LLP	Elizabeth McGregor

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GOVERNANCE

Date	Topic	Presented/Hosted by	Attended by
December 2019	Conference for Audit Committees	CA/CPA Canada	John Brough

	Cybersecurity: guidance and recommendations for boards	Blake, Cassels & Graydon LLP	Ian Atkinson John Brough Kerry Dyte Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne

BOARD TERM AND RENEWAL

In February 2015, the board adopted the director service limits policy in order to assist with appropriate board renewal and succession planning for directors. These are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2020. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities.

In keeping with this commitment, term limits were adopted.

An independent director shall not stand for re-election at the first annual meeting of shareholders after ten years following the later of (a) February, 2015 and (b) the date on which the director first began serving on the board. However, on the recommendation of the CGNC a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. In no event shall an independent director stand for re-election at the first annual meeting of shareholders after reaching age 73, unless otherwise determined by the board. These limits on board service apply notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service.

Mr. John Brough turned 73 in December 2019. The CGNC after having considered his skills and expertise, made a recommendation to the board to approve his continuation as director, until a suitable successor is nominated and the chairship of the audit and risk committee is successfully transitioned. The board considered the recommendation of the CGNC and determined that Mr. Brough's continuation on the board would be in the best interest of the company. Accordingly, at the meeting of the board held on November 6, 2019, the board approved Mr. Brough's candidature for re-election to the board at the shareholders' meeting to be held on May 6, 2020. With the anticipated election of Mr. Glenn Ives as director, it is proposed that Mr. Ives will take on the role of the Chair of the audit and risk committee effective May 7, 2020.

ADDITIONAL GOVERNANCE INFORMATION

About shareholder engagement

Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available upon request to the Corporate Secretary or can be found on the company's website at www.kinross.com. During 2019, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see "Say on pay and shareholder engagement" on page 60.

Feedback to the board of directors

Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be

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forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of certain persons in matters to be acted upon

No (a) director or executive officer of the company who has held such position at any time since January 1, 2019, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.

Interest of informed persons in material transactions

Since January 1, 2019, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.

Indebtedness of directors and officers

To the knowledge of the company, as at March 11, 2020 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Directors' and Officers' Insurance

The company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on June 1, 2020, is $225 million in the aggregate, inclusive of defense costs. Under the policies, the company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $7.5 million for each loss on securities claims brought in the United States of America and $5 million each for other claims (subject to certain exceptions that may apply). The total premium charged to the company in respect of coverage for 2019 (12 months) was $1.7 million (2018: $1.5 million and 2017: $1.4 million), no part of which is or was payable by the directors or officers of the company.

The by-laws and standard indemnity agreements of the company also provide for the indemnification of the directors and officers of the company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.

Additional information

Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company's web site at www.kinross.com. Financial information is provided in the company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2019 and can also be found under the company's profile on SEDAR at www.sedar.com. Shareholders may also contact the Senior Vice-President, Investor Relations and Corporate Development of the company by phone at 416-365-5123 or by e-mail at info@kinross.com to request copies of these documents.

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CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in or made in giving this circular, including but not limited to any information as to the future performance of Kinross, constitute "forward looking statements" within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this circular. Forward-looking statements contained in this circular include those statements made under the headings "Letter to shareholders from the Chair of the board", "Executive Summary", "Letter to shareholders from Chair of the human resource and compensation committee", "2019 Results", "Reduction of Stated Capital" and "2019 SLT and Four Point Plan Measures", and include without limitation statements with respect to timing of project development, the timing and amount of expected future production, the costs of future production, and mine life extensions. The words "advancing" "assume", "estimate", "expected", "forecast", "on budget", "on time", "on track", "plan", "potential", "progress", or "upside", or variations of or similar such words and phrases, or statements that certain actions, events or results may, can, could, would, should, might, occur or will be taken or realized, and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements representing management's financial and other outlook have been prepared solely for purposes of expressing their current views regarding the company's financial and other outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this circular are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form, the "Risk Analysis" section of our year end 2019 Management's Discussion and Analysis, and the "Cautionary Statement on Forward-Looking Information" in our news release dated February 12, 2020, to which readers are referred and which are incorporated by reference in this circular, all of which qualify any and all forward-looking statements made in this circular. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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APPENDIX A

APPENDIX A

CHARTER OF THE BOARD OF DIRECTORS

I.  Purpose

  Kinross' Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The "Independent" board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.  Composition

  The Board of Directors shall be constituted at all times of a majority of individuals who are "independent directors" in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be "independent directors" in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule "A" attached hereto.

III.  Responsibilities

  The Board of Directors' responsibilities include, without limitation to its general mandate, the following specific responsibilities:

  •
  Reviewing and approving all annual and interim financial statements and related footnotes, management's discussion and analysis, earnings releases and the annual information form.

  •
  Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

  •
  Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

  •
  The assignment to committees of directors of the general responsibility for developing Kinross' approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

  •
  Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross' operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

  •
  With the assistance of the Human Resources and Compensation Committee:

  –
  Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

  –
  Reviewing succession plans for the CEO and other executive officers.

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APPENDIX A
  •
  With the assistance of the Corporate Governance and Nominating Committee:

  –
  Developing Kinross' approach to corporate governance.

  –
  Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

  –
  Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

  –
  Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.

  –
  Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

  –
  The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

  •
  With the assistance of the Audit and Risk Committee:

  –
  Reviewing the integrity of Kinross' internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross' own governing documents.

  –
  Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

  –
  Assessing the independence of the auditors.

  –
  Identification of the principal financial and controls risks facing Kinross and review of management's systems and practices for managing these risks.

  –
  Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

  –
  Without limitation to the Board of Directors' overall responsibility to oversee the management of the principal business risks, the identification of the principal business risks (including political risks) facing Kinross (other than environmental, climate change, and health and safety risks reviewed by the Corporate Responsibility and Technical Committee) and review of management's systems and processes for managing such risks.

  •
  With the assistance of the Corporate Responsibility and Technical Committee:

  –
  Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

  –
  Supervising management's performance on safety, health, environmental stewardship and corporate responsibility.

  •
  Provide oversight to the overall process relating to:

  a.
  the reporting on the quantity and quality of Kinross' mineral reserves and resources.

  b.
  The material exploration, operating, development and technical activities;

  c.
  The process for identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee

  d.
  The review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility and Technical Committee.

  •
  With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross' shareholders and other stakeholders.

  •
  Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

  •
  Overseeing the accurate reporting of Kinross' financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

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APPENDIX A

  •
  The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

  •
  The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

  •
  Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

  •
  Obtaining periodic reports from management on Kinross' operations including, but without limitation, reports on security issues surrounding Kinross' assets (property and employees) and the protection mechanisms that management has in place.

  •
  Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross' management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross' website.

  •
  Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross' constating documents and by-laws.

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APPENDIX A

SCHEDULE "A"

Independence Requirements of National Instrument 52-110 – Audit Committees ("NI 52-110")

A member of the Board shall be considered "independent" if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment.

The following individuals are considered to have a material relationship with the Company:

  (a)
  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

  (b)
  an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

  (c)
  an individual who:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm; or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (d)
  an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (e)
  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

  (f)
  an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:

  (a)
  has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

  (b)
  is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

  (a)
  an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

  (b)
  an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

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APPENDIX A

Independence Requirement of NYSE Rules

A director shall be considered "independent" in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.

In addition:

  (a)
  A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

  (b)
  A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

  (c)
  A director who is (i) a current partner or employee of the Company's internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time or (iii) whose immediate family member is a current partner of the Company's auditor, a current employee of the auditor and personally works on the Company's audit or was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time is not "independent".

  (d)
  A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

  (e)
  A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members

Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

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Questions? Need help voting?

Please contact our strategic shareholder advisor and proxy solicitation agent,

Kingsdale Advisors.

www.kingsdaleadvisors.com

North American Toll Free Phone:

1-866-851-3217

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

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